As filed with the Securities and Exchange Commission on May 15, 2019

Commission File Nos. [                    ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 and
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940

FEDERAL LIFE VARIABLE ANNUITY

ACCOUNT - A

(Exact Name of Registrant)

Federal Life Insurance Company

(Name of Depositor)

3750 West Deerfield Road

Riverwoods, Illinois 60015

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, including Area Code: (800) 233-3750

William S. Austin

President and Chief Executive Officer

Federal Life Insurance Company

3750 West Deerfield Road

Riverwoods, Illinois 60015

(Name and Address of Agent for Service)

Copy to:

Michael K. Renetzky, Esq.

Locke Lord LLP

111 South Wacker Drive

Chicago, Illinois 60606

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

It is proposed that this filing will become effective:

☐	immediately upon filing pursuant to paragraph (b) of Rule 485
☐	on [date], pursuant to paragraph (b) of Rule 485
☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485
☐	on [date] pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

☐	This post-effective amendment designates a new effectiveness date for a previously filed post-effective amendment.

Title of Securities Being Registered: Individual Variable Deferred Annuity Contract.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a) may determine.

INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

ISSUED BY

FEDERAL LIFE INSURANCE COMPANY

AND THROUGH

FEDERAL LIFE VARIABLE ANNUITY

ACCOUNT — A

This prospectus provides information about Federal Life Variable Annuity Account — A, the individual variable deferred annuity contract and Federal Life Insurance Company that you should know before investing in the contract, including a description of the material rights and obligations under the contract.

It is important that you read the contract. Your contract is the formal contractual agreement between you and Federal Life Insurance Company. Where the description of the terms of the contract contained in the prospectus and the terms of the contract differ, the contract will control. This prospectus describes the material rights and obligations under the contract and is meant to help you decide if the contract will meet your needs. Please carefully read this prospectus and any related documents and keep everything together for future reference. Additional information about Federal Life Variable Annuity Account — A can be found in the Statement of Additional Information (the “SAI”) dated [●] that is available upon request without charge. To obtain a copy, please contact us at: 3750 West Deerfield Road, Riverwoods, Illinois 60015 or by phone at (800) 233-3750.

The SAI is incorporated by reference into this prospectus and is legally part of this prospectus, and its table of contents is listed on page 31. The prospectus and the SAI are part of the registration statement that we filed with the Securities and Exchange Commission (“SEC”) about this securities offering. The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or determined if this prospectus is truthful or complete. It is a criminal offense to represent otherwise. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted. Please note that the contracts and the investment choices:

•	Are not insured by the Federal Deposit Insurance Corporation (FDIC)

•	Are not bank/credit union guaranteed

•	May lose value

•	Are not a deposit

•	Are not insured by any federal agency

Variable investment choices are available for investment under the contract. The variable investment choices are represented by a subaccount of Federal Life Variable Annuity Account — A, each of which invests in shares of one of the following model portfolios:

•	Federal Life Fixed Income Portfolio

•	Federal Life Equity Portfolio

These model portfolios are not available as a portfolio through your stockbroker, though the underlying exchange traded funds (ETFs) may be available on an individual basis outside the contract. Before making investment choices, be sure to review the prospectuses for the underlying ETFs which comprise the model portfolios.

The date of this prospectus is [●], 2019.

DEFINITIONS

The following terms, when used throughout this prospectus, have special meaning. In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Accumulation Unit — A unit of measure used to calculate the value of a model portfolio investment prior to the maturity date of your contract.

Annuitant — The person on whose life annuity income payments for the contract are based. The owner is the annuitant unless the owner designates another person as the annuitant.

Annuity Unit — A unit of measure used to calculate the value of a model portfolio investment after the maturity date of your contract, if you have chosen variable payments.

Beneficiary — The person who may receive the benefits of the contract upon the death of the owner or the annuitant.

Closing Price – The final price at which a security is traded on a given trading day during a regular trading session. It is published no less frequently than each Valuation Period.

Company — Federal Life Insurance Company. The Company is also referred to as “Federal Life,” “we,” “us” and “our.”

Contract — The individual variable deferred annuity contract and any endorsements.

Contract Value — The sum of the values of your interest in the subaccounts.

Contract Year — Any period of twelve months commencing with the issue date of the contract or commencing with the same month and day as the issue date of the contract in each subsequent year the contract is in force.

Distributor — FED Mutual Financial Services, Inc., a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), 3750 West Deerfield Road, Riverwoods, Illinois 60015.

Equity Securities — Securities that represent ownership in the issuing company, such as shares of common stock.

Exchange Traded Fund (ETF) — A fund that typically tracks an index and represents a basket of stocks like an index fund, but the shares of the ETF trade like shares of stock on an exchange.

Fixed Income Securities — Securities that periodically pay a fixed dollar amount, such as bonds.

Home Office — Federal Life Insurance Company, 3750 West Deerfield Road, Riverwoods, Illinois 60015.

Issue Date — The date as of which the initial purchase payment is credited to the contract and the date the contract takes effect. This date is shown on the contract schedule.

Maturity Date — The date annuity payments are scheduled to begin. Annuity payments must begin no later than the first day of the first calendar month following the annuitant’s 95th birthday. The maturity date of your contract is shown on the contract.

Model Portfolio — An investment portfolio in which a subaccount invests, consisting of a particular set of investments in specified proportions. The specified proportions are set by the Company and are maintained by periodic re-balancing.

Model Portfolio Investment — One of the investments (ETF’s) comprising a model portfolio.

Net Investment Factor — a factor used to measure the investment performance of a Model Portfolio Investment from one Valuation Period to the next.

Owner — The person who owns the contract and is entitled to exercise all rights and privileges provided in the contract. The owner is also referred to as “you” and “your.”

Payee — The person designated by the owner to receive the annuity income payments under the contract. The annuitant is the payee unless you designate another party as the payee. You may change the payee at any time.

Purchase Payment or Premium — The amount paid by the owner and accepted by the Company as consideration for the contract.

Separate Account — An account that is established and maintained by Federal Life pursuant to the laws of the State of Illinois. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended.

Subaccount — A subdivision of the Separate Account.

Valuation Day — Each day the New York Stock Exchange is open for business.

Valuation Period — The period which begins at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next Valuation Day.

KEY FACTS

The next two sections briefly introduce the contract (and its benefits and features) and its costs. However, please carefully read the contract, the whole prospectus and any related documents before purchasing the contract to be sure that it will meet your needs.

Fees and Expenses	You will be responsible for certain fees and expenses when purchasing a contract. See “Fees and Expenses” and “Contract Charges and Expenses.”

The Contract	The individual variable deferred annuity contract is a contract between “you,” the owner and “us,” Federal Life. Your investment is governed by the terms of your contract. It is important that you read your contract. Where your contract and this prospectus differ, your contract will control. See “The Contract.”

Investment Purpose	The contract is intended to help you save for retirement or another long-term investment purpose. The contract is designed to provide tax deferral on your earnings, if it is not issued under a qualified retirement plan. See “Taxes.”

Investment Choices	You may choose among various investment choices called subaccounts, each of which invests in a portfolio. See “Investment Choices.”

Purchases	An initial, lump sum purchase payment, or premium, is due and must be paid in full before the contract becomes effective. See “Purchasing a Contract.”

Right To Cancel	If you change your mind about having purchased the contract, you may return it without penalty. There are conditions regarding time and other limitations. See “Purchasing a Contract — Right to Examine and Cancel.”

Transfers	There are restrictions on transferring your money among the different investment choices. See “Transfers and Frequent Transfer Restrictions.”

Accessing Your Money	You may fully surrender your contract any time prior to the maturity date of your contract. You may request a partial surrender prior to the maturity date provided the contract value remaining after the partial surrender meets certain minimum limits shown on the contract schedule. The amount we pay upon a full or partial surrender is equal to the contract value surrendered minus surrender charges, fees and premium tax, if any. Unless instructed otherwise, we will make partial surrenders pro rata from the subaccounts. See “Access To Your Money.”

Income Payments	There are a number of income options available after your contract reaches its maturity date and enters the income phase. See “Income Payments.”

Death Benefit	The contract has a death benefit that becomes payable if you die before the maturity date of your contract. See “Death Benefit.”

FEES AND EXPENSES

Contract Owner Transaction Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer cash value between investment choices. State premium taxes may also be deducted.

Contract Owner Transaction Expenses
Sales Load Imposed on Purchases (as a percentage of purchase payments)	None
Deferred Sales Load (as a percentage of purchase payments or amount surrendered, as applicable)	None
Surrender Charges by contract year, as a percentage of amount surrendered less any remaining Penalty-free Partial Withdrawal amount : (1)
For contracts sold through the Adviser Managed Assets Channel: 2% in year 1, 1% year 2, 0% thereafter
For contracts sold through the Traditional Insurance Agent Channel: 8% year 1, 7% year 2, 6% year 3, 5% year 4, 4% year 5, 3% year 6, 2% year 7, 1% year 8, 0% thereafter
Exchange Fee	None
Maximum Premium Taxes (2) — Percentage of purchase payment	3.50%
Expedited Delivery Charge (3)	$25

(1)

Surrender charges may be waived under certain circumstances if you are confined to a hospital or a nursing home or diagnosed with a terminal illness. See the Hospital, Nursing Home, and Terminal Illness Waiver of Surrender Charges Rider for details.

(2)	Premium taxes depend on the state where you reside when the contract is issued.
(3)

The charge for overnight delivery of a check for funds due to you upon a surrender to arrive on Saturday; otherwise, the charge for overnight delivery of a check is $15 for surrenders. We charge $20 for wire transfers in connection with surrenders.

Periodic Expenses

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract.

Separate Account Annual Expenses (as a percentage of average account value)
Mortality and Expense Risk Charge	0.75%
Account Fees and Expenses	0.15%

Total Separate Account Annual Expenses	0.90%

Total Annual Portfolio Operating Expenses

Detail concerning each model portfolio’s fees and expenses, including the indirect expenses of the underlying ETFs in which the model portfolios invest, is set forth below. But please refer to each underlying ETF’s prospectus for even more information, including investment objectives, performance, and information about WisdomTree Asset Management, Inc. which provides the model portfolios for both the Federal Life Fixed Income Portfolio and Federal Life Equity Portfolio.

The following table sets forth portfolio operating expenses as an annual percentage of the model portfolio’s average daily net assets.

Portfolio Name	Acquired ETF Fees/ Expenses (1)	Total Separate Account Annual Expenses	Total Annual Portfolio Operating Expenses
Federal Life Fixed Income Portfolio	0.16%	0.90%	1.06%
Federal Life Equity Portfolio	0.35%	0.90%	1.25%

(1)

Federal Life Variable Annuity Account-A, which is the sole shareholder of the underlying ETFs which make up the model portfolios, indirectly bears the expenses of the underlying ETFs. Therefore, the owners, as indirect investors in the model portfolios, also indirectly bear the expenses of the underlying ETFs. The expenses of the underlying ETFs, however, are not out-of-pocket expenses for Federal Life Variable Annuity Account-A or the owners. The expenses of the underlying ETFs are taken out of the ETFs and are reflected in their market values. The annual operating expenses for the underlying ETFs for the model portfolios range from 0.12% to 0.63%. This table shows total annual operating expenses for each of the model portfolios based on the pro rata share of expenses that the model portfolio bears based on the model portfolio’s average invested balance in each underlying ETF, the number of days invested, and each underlying ETF’s net total annual fund operating expenses for the last fiscal year. The weighted average annual operating expense for the underlying ETFs was 0.16% for the Federal Life Fixed Income Portfolio and 0.35% for the Federal Life Equity Portfolio. Future expenses may be greater or less than those shown if the model portfolios invest in a different mix of ETFs.

The annual operating expenses for the underlying ETFs range from 0.12% to 0.63%. The example below shows total annual operating expenses for each of the model portfolios based on the pro rata share of expenses that the model portfolio bears based on the model portfolio’s average invested balance in each underlying ETF, the number of days invested, and each underlying ETF’s net total annual fund operating expenses for the last fiscal year. The weighted average annual operating expense for the underlying ETFs was 0.16% for the Federal Life Fixed Income Portfolio and 0.35% for the Federal Life Equity Portfolio. The expenses shown below include both the annual operating expenses for the model portfolio and the annual operating expenses for the underlying ETFs. Future expenses may be greater or less than those shown if the portfolios invest in a different mix of ETFs.

Example

The examples below are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, contract fees, separate account annual expenses and portfolio fees and expenses.

This example assumes that you purchase your contract through the Adviser Managed Assets Channel and invest $10,000 in the contract for the time periods indicated. Premium tax charges are not reflected in the example. The example also assumes that your investment has a 5% annual return on assets each year and assumes the maximum fees and expenses of any of the model portfolios. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable time period:

Portfolio	1 Year	3 Years	5 Years	10 Years
Federal Life Fixed Income Portfolio	$318	$345	$598	$1,322
Federal Life Equity Portfolio	$338	$406	$702	$1,544

(2) If you annuitize at the end of the applicable time period:

Portfolio	1 Year	3 Years	5 Years	10 Years
Federal Life Fixed Income Portfolio	$111	$345	$598	$1,322
Federal Life Equity Portfolio	$130	$406	$702	$1,544

(3) If you do not surrender your contract:

Portfolio	1 Year	3 Years	5 Years	10 Years
Federal Life Fixed Income Portfolio	$111	$345	$598	$1,322
Federal Life Equity Portfolio	$130	$406	$702	$1,544

This example assumes that you purchase your contract through the Traditional Insurance Agent Channel and invest $10,000 in the contract for the time periods indicated. Premium tax charges are not reflected in the example. The example also assumes that your investment has a 5% annual return on assets each year and assumes the maximum fees and expenses of any of the model portfolios. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable time period:

Portfolio	1 Year	3 Years	5 Years	10 Years
Federal Life Fixed Income Portfolio	$942	$953	$1,036	$1,322
Federal Life Equity Portfolio	$960	$1,010	$1,135	$1,544

(2) If you annuitize at the end of the applicable time period:

Portfolio	1 Year	3 Years	5 Years	10 Years
Federal Life Fixed Income Portfolio	$111	$345	$598	$1,322
Federal Life Equity Portfolio	$130	$406	$702	$1,544

(3) If you do not surrender your contract:

Portfolio	1 Year	3 Years	5 Years	10 Years
Federal Life Fixed Income Portfolio	$111	$345	$598	$1,322
Federal Life Equity Portfolio	$130	$406	$702	$1,544

These examples do not represent past or future expenses. Your actual costs may be higher or lower.

CONDENSED FINANCIAL INFORMATION AND FINANCIAL STATEMENTS

The contracts have not been previously offered so there is no condensed financial information relating to values under the contracts. The financial statements of the separate account and Federal Life Insurance Company can be found in the SAI. The financial statements of the separate account include information about all the contracts offered through the separate account. The financial statements of Federal Life Insurance Company that are included should be considered only as bearing upon the Company’s ability to meet its contractual obligations under the contracts. Federal Life Insurance Company’s financial statements do not bear on the future investment experience of the assets held in the separate account. For a copy of the SAI, please contact us. A form to request a copy of the SAI is included at the end of this prospectus.

FEDERAL LIFE INSURANCE COMPANY

Federal Life Insurance Company, located at 3750 West Deerfield Road, Riverwoods, Illinois 60015, commenced business on May 5, 1900 following incorporation on September 8, 1899 as a life insurer under the Illinois Life Insurance Act of 1869. We are an Illinois domiciled company authorized to write life, annuity, and accident and health insurance. In 2016, Federal Life Insurance Company completed a reorganization in which it converted from a mutual to a stock insurance company within a newly created mutual holding company structure. In December 2018, Federal Life Mutual Holding Company completed a subscription rights conversion demutualization. We are admitted to conduct life insurance and annuity business in the District of Columbia and every state except Maine, Massachusetts, New Hampshire, New York, and Vermont.

We issue and administer the separate account and the contracts, which are described below. We maintain records of the name, address, taxpayer identification number and other pertinent information for each owner, the number and type of contracts issued to each owner and records with respect to the value of each contract.

INVESTMENT CHOICES

The Separate Account

We established Federal Life Variable Annuity Account — A, the separate account, on April 7, 1975, pursuant to the provisions of Illinois insurance law. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940.

We own the assets in the separate account. The portion of the assets of the separate account equal to the reserves and other contract liabilities with respect to the separate account are not chargeable with the liabilities arising out of any other business we may conduct. The income, gains and losses, whether or not realized, for assets allocated to the separate account, are, in accordance with the applicable annuity contracts, credited to or charged against the separate account without regard to any other income, gains or losses of the Company. The assets of the separate account may not be charged with liabilities arising out of any other business of the Company. We have the right to transfer to our general account any assets of the separate account that are in excess of such reserves and other liabilities. “Such reserves and other liabilities” refers to the aggregate contract value allocated to the investment options for all contracts funded by the separate account. The obligations of the separate account are not our general obligations and will be satisfied solely by the assets of the separate account. We reserve the right to deduct taxes attributable to the operation of the separate account.

The separate account is divided into subaccounts. We do not guarantee the investment performance of the separate account or any of its subaccounts. Any investment gain or loss depends on the investment performance of the portfolios. You assume the full investment risk for all amounts placed in the separate account.

The Model Portfolios

Each subaccount of the separate account invests in ETFs which comprise a corresponding model portfolio. The contract offers the following model portfolios. Federal Life has contracted with WisdomTree Asset Management, Inc. (“WisdomTree”) to provide model portfolios for each of the subaccounts. The WisdomTree model portfolios underlying the subaccounts are available exclusively to Federal Life variable annuity contract owners. WisdomTree has agreed that it will pay Federal Life a fee with respect to each WisdomTree ETF in which an owner’s assets are invested through a subaccount equal to twenty percent (20%) of the net expense ratio of the applicable WisdomTree ETF multiplied by the assets (based on the average daily balance) attributable to the contract owner invested in such WisdomTree ETF.

Federal Life Fixed Income Portfolio.

•	Seeks income as its primary objective by investing predominantly in a model portfolio of exchange-traded funds (“ETFs”) that invest in fixed income securities.

•	Seeks a conservative investment risk posture by investing primarily in a number of different ETFs that represent a variety of underlying sectors.

•	May invest a portion of its assets in cash, cash equivalents, money market funds or other investments.

•

Federal Life determined the ETFs which comprise the Federal Life Fixed Income Portfolio based on a model portfolio provided by WisdomTree; however, WisdomTree does not serve as the investment adviser to the separate account or to any contract owner.

The Federal Life Fixed Income Portfolio is composed of the following:

Ticker	Name	Asset Class	Geographic Focus	Weighting (%)	Expense (bps)
AGGY	WisdomTree Yield Enhanced U.S. Aggregate Bond Fund	Fixed Income	United States of America	30.0	12
SHAG	WisdomTree Yield Enhanced U.S. Short-Term Aggregate Bond Fund	Fixed Income	United States of America	25.0	12
USFR	WisdomTree Floating Rate Treasury Fund	Fixed Income	United States of America	15.0	15
AGZD	WisdomTree Interest Rate Hedged U.S. Aggregate Bond Fund	Fixed Income	United States of America	15.0	23
HYZD	WisdomTree Interest Rate Hedged High Yield Bond Fund	Fixed Income	United States of America	5.0	43
SFIG	WisdomTree Fundamental U.S. Short-Term Corporate Bond Fund	Fixed Income	United States of America	10.0	18

		Fixed Income Total		100.0	16

Federal Life Equity Portfolio.

•	Seeks capital growth as its primary objective by investing predominantly in ETFs that invest in equity securities.

•	Seeks an aggressive investment risk posture by investing primarily in equity ETFs.

•	Seeks a diversified and broad-based market exposure by investing primarily in a number of different ETFs that represent a variety of underlying sectors.

•	May invest a portion of its assets in cash, cash equivalents, money market funds or other investments.

•

Federal Life determined the ETFs which comprise the Federal Life Equity Portfolio based on a model portfolio provided by WisdomTree; however, WisdomTree does not serve as the investment adviser to the separate account or to any contract owner.

The Federal Life Equity Portfolio is composed of the following:

Ticker	Name	Asset Class	Geographic Focus	Weighting (%)	Expense (bps)
DGRW	WisdomTree U.S. Quality Dividend Growth Fund	Equity	United States of America	40.0	28
DON	WisdomTree U.S. MidCap Dividend Fund	Equity	United States of America	8.0	38
DES	WisdomTree U.S. SmallCap Dividend Fund	Equity	United States of America	6.0	38
DDWM	WisdomTree Dynamic Currency Hedged International Equity Fund	Equity	Global Ex US	26.0	35
DLS	WisdomTree International SmallCap Dividend Fund	Equity	Global Ex US	8.0	58
XSOE	WisdomTree Emerging Markets ex-State-Owned Enterprises Fund	Equity	Global Emerging Markets	8.0	32
DGS	WisdomTree Emerging Markets SmallCap Dividend Fund	Equity	Global Ex US	4.0	63

		Equity Total		100.0	35

The values and benefits of your contract depend on the investment performance of the model portfolios in which you invest. We do not guarantee the investment performance of the model portfolios. You bear the full investment risk for amounts allocated or transferred to the model portfolios. There is no assurance that the model portfolios will achieve their stated objective.

The underlying ETF prospectuses contain more detailed information about the components of the model portfolios. You should read the information contained in the underlying ETF prospectuses carefully before investing.

Rebalancing

Due to the differing changes in market value of each underlying ETF over time, the payment of dividends by the underlying ETFs and the timing of inflows and outflows from each subaccount, over time the subaccounts will reflect holdings of underlying ETFs and cash or cash equivalents which differ in composition from the model portfolios. Therefore, each subaccount will be rebalanced on a quarterly basis or more frequently as determined by Federal Life. During this periodic rebalancing, the underlying ETFs of each subaccount will be bought and sold such that they are brought back in line with the model portfolio composition for the Federal Life Fixed Income Portfolio and the Federal Life Equity Portfolio as reflected in this prospectus.

Voting Privileges

To the extent required by law, we will obtain instructions from you and other owners about how to vote our shares of an underlying ETF when there is a vote of shareholders of an ETF. We will vote all the shares we own in proportion to those instructions from owners. An effect of this proportional voting is that a relatively small number of owners may determine the outcome of a vote.

Our Substitution and Other Rights

We reserve the right to substitute a different model portfolio for the one in which any subaccount is currently invested, or to transfer money to our general account. We will obtain any required approval from the SEC before doing so. We will give you notice of any substitution.

When permitted by law, we may:

•	add new subaccounts to, or remove existing subaccounts from, the separate account, or combine subaccounts;

•	make new subaccounts or other subaccounts available to such classes of the contracts as we may determine;

•	add new model portfolios, or remove existing model portfolios;

•	substitute a different model portfolio for any existing model portfolio if a particular model portfolio is no longer available;

•	deregister the separate account under the Investment Company Act of 1940 if such registration is no longer required;

•	operate the separate account as a management investment company under the Investment Company Act of 1940 or as any other form permitted by law; and

•	make any changes to the separate account or its operations as may be required by the Investment Company Act of 1940 or other applicable law or regulations.

DEDUCTIONS

There are charges and expenses associated with your contract, the deduction of which will reduce the investment return of your contract. We expect to profit from certain charges assessed under the contract. These charges and expenses are described below. In addition, the prospectuses for the underlying ETFs describe the deductions from, and expenses paid out of, the assets of the model portfolios.

Insurance Charges

The charges below are deducted daily from each of the subaccounts. We do this as part of our calculation of the value of the Accumulation Units and the Annuity Units. Charges are deducted proportionally from your contract value. These charges may be a lesser amount where required by state law or as described below, but will not be increased. The insurance charge has two parts: (1) the mortality and expense risk charge, and (2) the administrative expense charge.

Mortality and Expense Risk Charge. This charge is equal, on an annual basis, to 0.75% of the daily value of the assets invested in each portfolio, after portfolio expenses are deducted. While this charge is currently 0.75%, it may be adjusted from time to time prior to signing your contract. Once your contract is signed, the charge will not change. The mortality and expense risk charge compensates us for the risks we assume in connection with all the contracts, not just your contract. Our mortality risks under the contracts arise from our obligations to make income payments for the life of the annuitant and to provide a basic death benefit. Our expense risks under the contracts include the risk that our actual cost of administering the contracts and the subaccounts may exceed the amount that we receive from the administration charge.

If the current mortality and expense risk charge is not sufficient to cover the mortality and expense risk, we will bear the loss. If this is the case, we may raise the mortality and expense risk charge in order to restore profitability. In no case will we raise the charge above the guaranteed amount. If the amount of the charge is more than sufficient to cover the mortality and expense risk, we will make a profit on the charge. We may use this profit for any purpose, including the payment of marketing and distribution expenses for the contract.

Administration Expense Charge. This charge is equal, on an annual basis, to 0.15% of the daily value of the assets invested in each portfolio, after portfolio expenses are deducted. We assess this charge to reimburse us for all the expenses associated with the administration of the contract and the separate account. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

Surrender Charges

When you make a full or partial surrender of your contract, a surrender charge may be deducted from the account value withdrawn. The surrender charge is equal to a percentage of the amount withdrawn less any remaining Penalty-free Partial Withdrawal amount. This percentage is based on the contract year in which the surrender is made.

For contracts sold through the Adviser Managed Assets Channel: 2% in year 1; 1% in year 2; and 0% thereafter. For contracts sold through the Traditional Insurance Agent Channel: 8% year 1; 7% year 2; 6% year 3; 5% year 4; 4% year 5; 3% year 6; 2% year 7; 1% year 8; and 0% thereafter.

Surrender charges may be waived under certain circumstances if you are confined to a hospital or a nursing home or diagnosed with a terminal illness. See the Hospital, Nursing Home, and Terminal Illness Waiver of Surrender Charges Rider for details.

Premium and Other Taxes

Some states and other governmental entities charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction either from your purchase payments when accepted, from your contract value when you make surrenders, from the death benefit, or from amounts applied to an income option. Premium taxes generally range from 0% to 3.5%, depending on the state.

We will deduct any other taxes which we incur because of the operation of the separate account.

Distribution of Contracts

We distribute the contracts through two primary channels. We refer to these distribution channels as the “Traditional Insurance Agent Channel” and the “Adviser Managed Assets Channel”. The payments we make for distribution differs based on distribution channel. Also, the surrender charges that are applicable to the contracts differ based on distribution channel.

Traditional Insurance Agent Channel.

We pay commissions to traditional insurance agents who sell the contracts. Commissions are based on the purchase payment and are paid only when the contract is issued. Unlike in the Adviser Managed Assets Channel, these traditional insurance agents do not directly charge you fees based on the contract value. Surrender charges on contracts sold through this channel are higher and apply for more years than contracts sold through the Adviser Managed Assets Channel. See Deductions, Surrender Charges for details.

Adviser Managed Assets Channel.

Contracts sold through the Adviser Managed Assets Channel become part of an investment advisory relationship which is separately agreed with your investment adviser. We do not pay commissions on the contracts when sold through the Adviser Managed Assets Channel. The contracts are distributed through investment advisers who directly charge their clients an asset management fee or some other fee that takes into account the contract value. This is often referred to as an “assets under management” fee or AUM fee. Surrender charges on contracts sold through this channel are lower and apply for fewer years than contracts sold through the Traditional Insurance Agent Channel. See Deductions, Surrender Charges for details.

Distribution Generally.

Some of the agents, whether part of the Traditional Insurance Agent Channel or the Adviser Managed Assets Channel, may be associated with FED Mutual Financial Services, Inc., our Distributor. The Distributor acts as the principal underwriter for the separate account and the contracts. The Distributor is a wholly-owned subsidiary of Federal Life and is located at 3750 West Deerfield Road, Riverwoods, Illinois 60015.

We may use any of our corporate assets to cover the cost of distribution, including any profit from the contract’s mortality and expense risk charge and other charges.

All of the compensation described here, and other compensation or benefits provided by us or our affiliates, may be greater or less than the total compensation on similar or other products. The amount and/or structure of the compensation may influence your registered representative, broker-dealer or selling institution to present this contract over other investment alternatives. The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer. You may ask your registered representative about any variations and how he or she and his or her broker-dealer are compensated for selling the contract.

THE CONTRACT

Overview

The individual variable deferred annuity contract is a contract between “you,” the owner, and “us,” Federal Life. The contracts are intended for retirement savings or other long-term investment purposes. We will not issue a contract to anyone over the age of 75.

In exchange for your purchase payment, we agree to pay you an income when you choose to receive it. You select the income period beginning on a date you designate that is in the future. The contracts, like all deferred annuity contracts, have two phases — the accumulation phase and the income phase. Your contract is in the accumulation phase until you decide to begin receiving annuity payments that begin on the maturity date. During the accumulation phase we provide a death benefit. Once you begin receiving annuity payments, your contract enters the income phase.

You are generally not taxed on contract earnings until you take money from your contract. This is known as tax deferral. Tax deferral is automatically provided by qualified retirement plans. There is no additional tax deferral provided when a variable annuity contract is used to fund a qualified retirement plan.

The contracts are called variable annuity contracts because you can choose to allocate your purchase payment(s) among various investment choices. You have two investment choices. The amount of money you are able to accumulate in your contract during the accumulation phase depends on the investment performance of the model portfolios you select.

At the beginning of the income phase, you can choose to receive annuity payments on a variable basis, a fixed basis or a combination of both. If you choose variable payments, the amount of the annuity payments will fluctuate depending on the investment performance of the model portfolios you select for the income phase. If you select to receive payments on a fixed basis, the payments you receive will remain level.

This prospectus provides a description of the material rights and obligations under the contract. Your contract is the formal contractual agreement between you and the Company.

Interested Parties

The parties to the contract are you, as owner of the contract, and us, Federal Life. Other interested parties include the annuitant and the beneficiary, as described below.

Owner. In this prospectus, “you” and “your” refer to the owner of the contract. The owner is named at the time of application. The person who owns the contract is entitled to exercise all rights and privileges provided in the contract. The owner may be changed by written notice. A change of owner will automatically revoke any prior designation of owner. A change of owner will become effective as of the date the authorization request is signed. The Company will not be liable for any payment made or action taken when following the instructions of the owner identified in the Company’s records.

Annuitant. The annuitant is the person on whose life we base annuity income payments for the contract. The owner is the annuitant unless the owner designates another person as the annuitant. The owner of the contract must be the annuitant except where there is a custodian for a minor annuitant, a non-natural person, a trust or an employer sponsored plan. You may change the annuitant by written notice prior to the maturity date of the contract. Any change of annuitant is subject to the Company’s underwriting rules then in effect.

Beneficiary. The beneficiary is the person that you name to receive the benefits of the contract upon your death or the death of the annuitant. Unless designated irrevocably, you may change the beneficiary by written notice prior to the annuitant’s death. If you designate an irrevocable beneficiary, you will need to obtain the beneficiary’s written consent before you can change the beneficiary designation or exercise certain other rights.

PURCHASING A CONTRACT

Purchase Payments

Minimum Initial Purchase Payment: $5,000.

Maximum Purchase Payment: The maximum purchase payment you may make without our prior approval is $5 million.

The initial purchase payment must be paid to us on or before the date the contract is issued. It must be paid to us at our home office:

Federal Life Insurance Company

3750 West Deerfield Road

Riverwoods, Illinois 60015

Upon request, we will provide you with a receipt as proof of payment.

Allocation of Purchase Payment

You may allocate your purchase payment among the available investment choices, provided that the resulting allocation to each subaccount must be a multiple of ten percent (10%). You must tell us the percentage of the purchase payment to be applied to each investment choice. We allocate the purchase payment according to the instructions contained in our records at the time we accept the purchase payment at our home office. Your initial allocation instructions are on the application. You may change the percentage allocation among available investment choices by sending us written notice, provided that the resulting allocation to each subaccount must be a multiple of ten percent (10%). Such changes are subject to any limit on the number of investment choices available through each contract. Changes in allocation will not be effective until the date we receive your written notice.

We will issue your contract and allocate your initial purchase payment within two business days (days when the New York Stock Exchange is open) after we receive your initial purchase payment and all information that we require for the purchase of a contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for any reason we are unable to complete this process within five business days, we will return your money.

Each business day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Right to Examine and Cancel

You have the right to examine and to cancel the contract. Within ten (10) days of the date it is received, you may return the contract to either our home office or the agent through whom it was purchased. If this contract was a replacement of another annuity contract, then that period of time will be extended to thirty (30) days. When we receive the contract, we will cancel the contract and refund the full contract value plus any fees or charges that were assessed since the issue date of the contract. Where required by law, we will refund your purchase payment(s), or the greater of your purchase payment(s) and the full contract value plus any fees or charges that were assessed since the issue date of the contract.

CONTRACT VALUE

Your contract value is the sum of your value in the subaccounts of the separate account. Your contract value will go up or down as a result of your purchase payment, other amounts applied to the separate account, investment performance, surrenders, transfers, fees and charges. Your contract value will vary depending on the investment performance of the portfolios you choose. In order to keep track of your contract value in the separate account, we use a unit of measure called an Accumulation Unit. During the income phase of your contract, we call the unit an Annuity Unit.

Accumulation Units

To calculate the value of a model portfolio investment, we multiply the number of its Accumulation Units by its Accumulation Unit value as of the end of the valuation period for which the value is being determined, as set forth below. The value of a subaccount is equal to the sum of the values of each model portfolio investment in that subaccount. When your purchase payment is credited to a subaccount, it is converted into Accumulation Units for each model portfolio investment in that subaccount. The dollar amount of the purchase payment credited to a subaccount is allocated to each model portfolio investment in that subaccount in proportion to the percentage of the model portfolio specified for that investment. The dollar amount allocated to the investment is divided by the Accumulation Unit value for that investment at the end of the valuation period in which the purchase payment is received to get the number of Accumulation Units for that investment. Similarly, each transfer you make to a subaccount will increase the number of Accumulation Units you own of each model portfolio investment in that subaccount. The number of Accumulation Units you own can also decrease upon the occurrence of certain events. Events that will result in the cancellation of an appropriate number of Accumulation Units of a subaccount include:

•	transfers from a subaccount;

•	a full or partial surrender;

•	payment of the death benefit;

•	annuitization; and

•	deduction of charges, fees or premium tax.

Accumulation units will be canceled as of the end of the valuation period during which the transaction occurs.

The Accumulation Unit value for each model portfolio investment on any valuation day is determined by multiplying the Accumulation Unit value on the prior valuation day by the net investment factor for the valuation period. A “valuation day” is each day the New York Stock Exchange is open for business. The net investment factor is used to measure the investment performance of a model portfolio investment from one valuation period to the next. A “valuation period” is the period which begins at the close of regular trading on the New York Stock Exchange on any valuation day and ends at the close of regular trading on the next valuation day. A net investment factor is determined for each model portfolio investment for each valuation period. The net investment factor may be greater or less than one, so the value of an Accumulation Unit can increase or decrease.

Net investment factor    =    A/B - C

The net investment factor for each model portfolio investment is determined by dividing A by B and then subtracting C from the result, where:

•	A is equal to:

1.	the closing price per share of the model portfolio investment, determined at the end of the applicable valuation period; plus

2.	the per share amount of any dividend or net capital gain distributions made by the model portfolio investment, if the “ex-dividend” date occurs during the applicable valuation period; plus or minus

3.	a per share charge or credit for any taxes reserved for, which is determined by the Company to have resulted from the investment operations of the model portfolio investment.

•	B is the closing price per share of the model portfolio investment, determined at the end of the preceding valuation period; and

•	C is the sum of the mortality and expense risk charge and the administration charge to be deducted from the model portfolio investment for the number of days in the applicable valuation period.

The value of an Accumulation Unit may go up or down from day to day.

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

Transfers During the Accumulation Phase

You may instruct us to transfer amounts between the subaccounts prior to the maturity date of the contract, which is the accumulation phase. The minimum transfer amount is shown on the contract schedule. If, after the transfer, the amount remaining in any of the subaccounts from which the transfer is made is less than $100, we may transfer the entire amount instead of the requested amount. The maximum number of transfers per contract year is shown on the contract schedule. Transfers must result in sub-account allocations that are multiples of 10% of the contract value. We will not honor transfer requests when the transfer would be detrimental to any portfolio, other owners or the separate account.

Transfers During the Income Phase

During the income phase, you may transfer Annuity Units among subaccounts if you have chosen to receive variable payments. This is done by converting Annuity Units of all model portfolio investments in a subaccount into a dollar amount using the Annuity Unit values for those model portfolio investments on the valuation period during which the transfer occurs and reconverting that dollar amount into the appropriate number of Annuity Units of the model portfolio investments in another subaccount using their Annuity Unit values for the same valuation period. Thus, on the date of the transfer, the dollar amount of the portion of a variable income payment generated from the Annuity Units of the model portfolio investments in either subaccount would be the same. The maximum number of transfers per contract year is shown on the contract schedule. Transfers must result in sub-account allocations that are multiples of 10% of the contract value. If fixed annuity payments are selected, transfers are not allowed.

Transfer Procedures

You can make transfers by telephone, by written request, or by other means we authorize. We will use reasonable procedures to confirm that instructions given to us are genuine. We may be liable for any losses due to unauthorized or fraudulent instructions, if we fail to use such procedures. We may record all telephone instructions.

Your transfer is effective as of the end of the business day when we receive your fully completed request. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time. If we receive your transfer request at our home office on a non-business day or after our business day closes, your transfer request will be effective on the next business day.

We disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

Restrictions on Transfers; Market Timing

The contract is not designed for frequent transfers by anyone. Frequent transfers between subaccounts may disrupt the underlying portfolios and could negatively impact performance by interfering with efficient management and reducing long-term returns, and increasing administrative costs.

Neither the contracts nor the underlying ETFs are meant to promote any active trading strategy, like market timing. Allowing frequent transfers by one or some owners could be at the expense of other contract owners. To protect owners and the subaccounts, we have policies and procedures to deter frequent transfers between the subaccounts.

To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request, and to restrict you from making transfers on consecutive business days. In addition, your right to make transfers between subaccounts may be modified if we determine that the exercise by one or more owners is, or would be, to the disadvantage of other owners.

We continuously monitor transfers under the contract for disruptive activity based on frequency, pattern and size. We will more closely monitor contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary. If we terminate your ability to make transfers, you may need to make a partial surrender to access the contract value in the subaccount(s) from which you sought a transfer. We will notify you and your representative in writing within five (5) days of placing the contract on a watch list.

We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship. These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application. Please contact us if you believe your transfer request entails such a financial emergency.

Otherwise, we do not exempt any person or class of persons from our policies and procedures. We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every contract engaging in frequent transfers every time. Because our policies and procedures are discretionary, it is possible that some owners may engage in frequent transfer activity while others may not engage in such activity. If these policies and procedures are ineffective, the adverse consequences described above could occur. We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

TELEPHONE TRANSACTIONS

You can request certain transactions by telephone, subject to our right to terminate telephonic transfer privileges described above. Our representatives are available during business hours to provide you with information about your account. We require that you provide proper identification before performing transactions over the telephone.

You may make transfers by telephone unless you elect not to have this privilege. Any authorization you provide to us in an application will authorize us to accept transaction instructions, including subaccount transfers/allocations, by you and your financial representative unless you notify us to the contrary. To notify us, please call us. Our contact information is on the cover page of this prospectus and the number is referenced in your contract or on your quarterly statement.

When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day’s Accumulation Unit value for the model portfolio investments in a subaccount.

You may only cancel an earlier telephonic transfer request made on the same day by calling us before the New York Stock Exchange closes.

Our procedures are designed to provide reasonable assurance that telephone authorizations are genuine. Our procedures include requesting identifying information and recording telephone communications and other specific details. We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone that you did not authorize. However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic information or that we will be able to accept transaction instructions via the telephone at all times. We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic transaction privilege.

Upon notification of the owner’s or annuitant’s death, any telephone transfer authorization, other than by the surviving joint owners, designated by the owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor’s/representative’s behalf.

ACCESS TO YOUR MONEY

You can have access to the money in your contract:

•	by making either a full or partial surrender, or

•	by electing to receive income payments.

Your beneficiary can have access to the money in your contract when a death benefit is paid.

Full and Partial Surrenders

You may fully surrender your contract any time prior to the maturity date of your contract. A full surrender is a withdrawal of the entire surrender value. The surrender value is equal to the contract value surrendered minus surrender charges, fees and premium tax, if any. A Full Surrender will take effect as of the end of the valuation period in which the Company receives written notice. The contract will terminate upon a full surrender.

You may request a partial surrender prior to the maturity date if the contract value remaining after the partial surrender meets the minimum limits shown on your contract schedule. If the surrender would result in the contract value being less than the amount that must remain in the contract after a partial surrender, as designated on your contract schedule, we will treat the surrender request as a request for a full surrender. The amount we pay upon a full or partial surrender is equal to the contract value surrendered minus any applicable surrender charges and fees for overnight delivery of checks or wire transfers and premium tax, if any. We will make partial surrenders pro rata from the subaccounts unless otherwise instructed.

A partial surrender will result in the cancellation of Accumulation Units from each applicable model portfolio investment such that the ratio that the value withdrawn from the model portfolio investment bears to the total partial surrender is the same as the ratio that the contract value in the model portfolio investment bears to the total contract value. You must specify in a notice to us from which subaccount(s) values are to be surrendered if a different method is desired.

Your surrender request must be in writing. We will accept surrender requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing with an original signature, of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

We will pay the amount of any surrender within seven (7) days of receipt of the notice in good order unless we have suspended or postponed payments for surrenders. If payment of the surrender proceeds is not made within thirty (30) days of our receipt of your written request, or if later, within thirty (30) days of the surrender date you specify, the proceeds will be credited with interest from the date of surrender. The rate of interest will be set each year by us.

Suspension or Delay in Payment of Surrender

We may suspend or postpone payments for a surrender or transfer for any period when:

•	the New York Stock Exchange is closed,

•	trading on the New York Stock Exchange is restricted,

•

an emergency exists and as a result the disposal of securities in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the net assets in the subaccounts, or

•	during any other period when the SEC by order permits a suspension of surrender for the protection of other owners.

Income taxes, tax penalties and certain restrictions may apply to any surrender you request. For more information, please see “Taxes.”

Any contract owner inquiries should be directed to your agent or our home office:

Federal Life Insurance Company

3750 West Deerfield Road

Riverwoods, Illinois 60015

(800) 233-3750

INCOME PAYMENTS

If you want to receive regular income from your annuity, you can choose to receive fixed and/or variable annuity payments under one of three annuity income options, which are described below. You can choose the month and year to begin those payments. We call that date the maturity date and the start of the income phase. Annuity payments must begin no sooner than one year after your contract is issued and no later than the first day of the first calendar month following the annuitant’s 95th birthday. We ask you to choose your maturity date when you purchase your contract.

The maturity date of your contract is shown on the contract schedule. You may change the maturity date if the following requirements are met:

•	the change request is received by us before the maturity date;

•	the change is made in writing and approved by us;

•	the new maturity date is at least one year after the date your contract was issued; and

•	the new maturity date is not later than the first day of the first calendar month after the annuitant’s 95th birthday unless we agree to a later date in writing.

A change will become effective as of the date requested, but will not apply to any action taken by us before it is recorded at our home office.

In addition, at the maturity date of your contract, you can choose to receive fixed payments, variable payments or a combination thereof. Fixed payments are guaranteed as to dollar amount. Variable payments will reflect the investment experience of the separate account in accordance with the allocation of the contract value to the subaccounts. You can choose to have income payments made monthly, quarterly, semi-annually or annually. If you do not choose among fixed, variable or a combination of these payments, we will assume that you selected fixed payments.

Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 701/2 (or such other age as required by law). You do not necessarily have to annuitize your contract to meet the minimum distribution requirements for individual retirement annuities. Distributions from Roth IRAs are not required prior to your death.

Annuity Income Options

You may select an annuity income option as set forth in the fixed and variable income option tables in the contract, or change your selection by written notice not later than thirty (30) days before the maturity date of your contract. If you have not selected an annuity income option within thirty (30) days prior to the maturity date of your contract, we will apply your contract value to the “Life Annuity with 120 Monthly Income Payments Guaranteed” option below assuming fixed payments only. The annuitant is the person whose life we look to when we make income payments. The annuity income options are as follows:

•	Life Income. The amount to be paid under this option will be paid during the lifetime of the annuitant. Payments will cease with the last payment due prior to the death of the annuitant.

•

Life Income With 120 Monthly Income Payments Guaranteed. The amount to be paid under this option will be paid during the lifetime of the annuitant with a guaranteed period of 120 months. If the annuitant dies prior to the end of this guaranteed period, the beneficiary will receive the remaining guaranteed payments.

•

Joint and Survivor Income. The amount to be paid under this option will be paid during the joint lifetimes of the annuitant and a designated second person. Payments will continue as long as either is living.

The amount and period under any other option will be determined by us. Payment options not set forth in the contract are available only if they are approved by both you and us. We may elect to make available an immediate annuity contract as a settlement option if requested by the owner.

Fixed Payments

If you choose fixed payments, the payment amount will not vary. Fixed payments are not in any way dependent upon the investment experience of the separate account. Fixed payments are based upon the income option elected, the annuitant’s attained age and sex, and the appropriate fixed income option table as set forth in the contract. If, as of the annuity calculation date, the then-current fixed income option rates applicable to this class of contracts provide an annuity payment greater than that which is guaranteed under the same income option under the contract, then the greater payment will be made.

Variable Payments

If you choose variable payments, over time the payment amount will vary with the investment performance of the portfolios. The amount of the first variable payment depends on the annuity income option elected and the age and sex of the annuitant. The contract contains a variable income option table indicating the dollar amount of the first monthly payment under each annuity option for each $1,000 of value applied.

The assumed investment rate used in the variable income option tables will produce level annuity income payments if the annualized net investment factor is always equal to the assumed investment rate. Subsequent payments will be less than, equal to, or greater than the first payment depending upon whether the actual net investment factor is less than, equal to, or greater than the assumed investment rate.

The dollar amount of the first variable payment is determined by applying the available value, after the deduction of any applicable premium taxes, to the appropriate rate from the variable income options table using the age and sex of the annuitant(s). The dollar amount of the first payment is allocated among model portfolio investments in each sub-account in proportion to the available value in each as of the date annuity payments are to begin to get the dollar amount of each model portfolio investment. The number of Annuity Units for each model portfolio investment is then determined by dividing the dollar amount of the first payment for the model portfolio investment by the then current Annuity Unit value for the model portfolio investment. Thereafter, the number of Annuity Units will remain unchanged during the period of the annuity payments, except due to transfers of Annuity Units among sub-accounts.

The dollar amount of the second and later variable payments is determined by first calculating the dollar amount of the payment for each model portfolio investment as of the payment due date. This is equal to the number of Annuity Units for the model portfolio investment calculated for the first payment above, times the Annuity Unit value of that model portfolio investment as of the due date of that payment. The dollar amounts for all model portfolio investments as of the payment due date are aggregated to get the dollar amount of the variable payment. This amount may increase or decrease from month to month.

The value of an Annuity Unit for a model portfolio investment is determined at the end of each valuation period. It is calculated by multiplying (1) by (2) and dividing that result by (3), where:

1.	is the Annuity Unit value at the end of the previous Valuation period;

2.	is the Net Investment Factor; and

3.	is a factor to neutralize the Assumed Investment Rate.

The net investment factor is calculated as described above, in the description of the calculation of Accumulation Unit Values.

The factor to neutralize the assumed investment rate is equal to (a) raised to the power of ((b) divided by (c)), where:

a)	is one plus the Assumed Investment Rate;

b)	is the number of days in the Valuation Period; and

c)	is the number of days in the calendar year.

The value of an Annuity Unit may increase or decrease from valuation period to valuation period.

Frequency and Amount of Payments

All annuity income payments will be mailed within ten (10) business days of the scheduled payment date. Payments will be made based on the annuity income option and the frequency of payments selected. However, if the annuity income payment at the maturity date would be less than the minimum amount shown in the contract schedule, we have the right to terminate this contract by paying you the contract value in one lump sum. In no event will we make payments under an annuity income option less frequently than annually.

Guaranteed Purchase Rates

Guaranteed purchase rates, which apply to both fixed and variable payments, are the dollar amounts per $1,000 of proceeds paid under your selected annuity income option. Examples of these rates may be found in the tables in the contract schedule. For fixed payment options, the guaranteed interest basis, which is not applicable to variable payments, of 1.50% is used to calculate the guaranteed purchase rates. The mortality basis is the 2012 IAM Period Table projected with Scale G2 to the year of annuitization. Upon request, we will furnish you the guaranteed purchase rates for ages and periods not shown in the contract. Annuity benefits available on the maturity date of your contract will not be less than those provided by the application of an equivalent amount to the purchase of a single premium immediate annuity contract offered by us on the maturity date of your contract to the same class of annuitants for the same annuity income option.

Confirmation of Annuity Payments

Within thirty (30) days of the maturity date of your contract we will issue a confirmation of the elected annuity income option and the amount of each payment (or the amount of the first payment if variable payments have been elected).

DEATH BENEFIT

The death benefit is the contract value as of the end of the valuation period during which we receive due proof of death. Only one death benefit is payable under the contract, even though the contract may continue beyond the owner’s death. The death benefit amount in the separate account remains in the separate account until distribution begins. From the time the death benefit is determined until complete distribution is made, the amount in the separate account will continue to be subject to investment risk. This risk is borne by the beneficiary.

If the owner dies before the maturity date and while the contract is in force, we will pay the death benefit to the beneficiary. If the owner dies on or after the maturity date, the beneficiary will become the new owner and remaining payments must be distributed at least as rapidly as under the annuity income option in effect at the time of the owner’s death. If the annuitant is not the owner and dies prior to the maturity date, then the owner will become the new annuitant, unless you designate otherwise.

Payment of the Death Benefit

The death benefit may be taken in one sum immediately and the contract will terminate. If the death benefit is not taken in one sum immediately, the entire interest in the contract must be distributed under one of the following options:

•

the entire interest must be distributed over the life of the beneficiary, or over a period not extending beyond the life expectancy of the beneficiary, with distribution beginning within one year of the deceased owner’s death; or

•	the entire interest must be distributed within 5 years of the deceased owner’s death.

Prior to the distribution of the entire interest, a beneficiary will have all rights of ownership to his or her interest. However, except as provided in the contract, these rights will not extend distribution beyond the limits stated above.

If the beneficiary is the deceased owner’s spouse, the surviving spouse may elect, in lieu of receiving the death benefit, to continue the contract and become the new owner provided the deceased owner’s spouse follows the procedural requirements to change the owner. The surviving spouse may then select a new beneficiary. Upon the surviving spouse’s death, the beneficiary may take the death benefit in one sum immediately and the contract will terminate. If not taken in one sum immediately, the death benefit must be distributed to the beneficiary as described above under “Payment of Death Benefit.”

If there is more than one beneficiary, the foregoing provisions apply to each beneficiary individually. The death benefit provisions of the contract will be interpreted to comply with the requirements of §72(s) of the Internal Revenue Code. We will endorse the contract as necessary to conform to regulatory requirements. We will obtain all necessary regulatory approvals and will send you a copy of any endorsements.

Suspension of Payment

Payment of the death benefit may be suspended or delayed under the circumstances described in the “Access to Your Money — Suspension or Delay in Payment of Surrender” section of this prospectus.

TAXES

The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code (the Code) and the provisions of the Code that govern the contract are complex and subject to change. The applicability of federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your contract. Nor does this discussion address other federal tax consequences (such as estate and gift taxes, sales to foreign individuals or entities), or state or local tax consequences, which may affect your investment in the contract. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (“IRS”). WE cannot predict the likelihood of continuation of the present federal income tax laws or of the current interpretations by the IRS, which may change from time to time without notice. Any such change could have retroactive effects regardless of the date of enactment. As a result, you should always consult a tax adviser for complete information and advice applicable to your individual situation.

Owner Taxation

Qualified and Non-Qualified Contracts. A “non-qualified contract” discussed here assumes the contract is an annuity contract for federal income tax purposes, but the contract is not held in a tax qualified “plan” defined by the Code. Tax qualified plans include arrangements described in Code Sections 401(a), 401(k), 403(a), 403(b) or tax sheltered annuities (TSA), 408 or “IRAs” (including SEP and SIMPLE IRAs), 408A or “Roth IRAs” or 457(b) or governmental 457(b) plans (deferred compensation plans of state and local governments and tax-exempt organizations). Contracts owned through such plans are referred to below as “qualified contracts.” Tax deferral under a qualified contract arises under the specific provisions of the Code governing the qualified plan, so a qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own advisor regarding these features and benefits of the contract prior to purchasing a qualified contract.

The amount of your tax liability on the earnings under and the amounts received from either a qualified or a non-qualified contract will vary depending on the specific tax rules applicable to your contract and your particular circumstances.

Non-Qualified Contracts — General Taxation. Increases in the value of a non-qualified contract attributable to undistributed earnings are generally not taxable to the contract owner or the annuitant until a distribution (either a surrender or an income payment) is made from the contract. This tax deferral is generally not available under a non-qualified contract owned by a non-natural person (e.g., a corporation, partnership, or certain other entities other than a trust or other entity holding the contract as an agent for a natural person). Loans based on a non-qualified contract are treated as distributions. Note that in this regard, an employer which is the owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees would be considered a non-natural owner. Loans based on a non-qualified contract are treated as distributions.

Non-Qualified Contracts — Aggregation of Contracts. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract for certain purposes, which could affect the amount of a distribution that is taxable to you. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise. You should consult a tax adviser if you are purchasing more than one annuity contract from the same insurance company (or affiliated insurance companies).

Non-Qualified Contracts — Surrenders and Income Payments. Any surrender from a non-qualified contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the contract. A part of each income payment under a non-qualified contract is generally treated as a non-taxable return of premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the contract is recovered are fully taxable as ordinary income. Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified contract. This penalty tax will not apply to any amounts:

•	paid on or after the date you reach age 59 1⁄2;

•	paid to your beneficiary after you die;

•	paid if you become totally disabled (as that term is defined in the Code);

•

paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your beneficiary;

•	paid under an immediate annuity; or

•	which come from Premiums made prior to August 14, 1982.

Net Investment Income Tax. In general, an additional tax of 3.8% will apply to certain “net investment income” received by an individual taxpayer to the extent his or her “modified adjusted gross income” exceeds certain thresholds (e.g., $200,000 in the case of single filers and $250,000 in the case of married couples filing jointly). For this purpose, “net investment income” includes, but is not limited to, interest, dividends, capital gains, rent and royalty income, and taxable distributions from, and gain from the sale or surrender of, non-qualified annuities. Net investment income does not include distributions from certain qualified retirement plans (as described in the following section), however, such distributions may be includible for purposes of determining a taxpayer’s “modified adjusted gross income.” The tax may also apply to certain trusts and estates with net investment income. Please consult your own tax adviser for more information.

Non-Qualified Contracts — Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner’s death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner’s death.

The requirements of (b) above can be considered satisfied if any portion of the owner’s interest which is payable to or for the benefit of a “designated beneficiary” is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that owner’s death. The owner’s “designated beneficiary,” who must be a natural person to qualify for this treatment, is the person designated by such owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the owner’s “designated beneficiary” is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.

Partial Section 1035 Exchanges. Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract or a long- term care insurance policy. The IRS has issued guidance which provides that the direct transfer of a portion of an annuity contract into another annuity contract can qualify as a tax-free exchange, provided that no amounts (other than annuity payments made for life or for a term of at least 10 years) are distributed from either contract involved in the exchange for 180 days following the date of the transfer. If a taxpayer takes a distribution during this 180-day waiting period, the IRS guidance provides that the IRS will apply general tax principles to determine the tax treatment of the transfer and/or the distribution (e.g., in appropriate circumstances, as taxable “boot” or as a taxable distribution, effectively negating the tax-free exchange).

This IRS guidance, however, does not address the tax treatment of a partial exchange of an annuity contract for a long-term care insurance policy. There can be no assurance that the IRS will not expand the 180-day rule described above to partial exchanges of an annuity contract for a long-term care insurance policy, or that the IRS will not provide other guidance with respect to such partial exchanges. If you contemplate an exchange of an annuity contract under either of these scenarios, you should consult a tax advisor to discuss the potential tax effects of such a transaction.

Non-Qualified Contracts - 1035 Exchanges. Under Section 1035 of the Code, you can purchase a variable annuity contract through a tax-free exchange of another annuity contract, or a life insurance or endowment contract. For the exchange to be tax-free under Section 1035, the owner and annuitant must be the same under the original annuity contract and the contract issued to you in the exchange. If the original contract is a life insurance contract or endowment contract, the owner and the insured on the original contract must be the same as the owner and annuitant on the contract issued to you in the exchange. Under certain circumstances, partial withdrawals may be treated as a tax-free “partial 1035 exchange” (please see the SAI for more information).

Qualified Contracts — Surrenders and Income Payments. The Code imposes limits on loans, surrenders, and income payments under qualified contracts. The Code also imposes required minimum distributions for qualified contracts and a 10% penalty on certain taxable amounts received prematurely under a qualified contract. These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI. Any surrenders under a qualified contract will be taxable except to the extent they are allocable to an investment in the contract (any after-tax contributions). In most cases, there will be little or no investment in the contract for a qualified contract because contributions will have been made on a pre-tax or tax-deductible basis.

Surrenders — Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 591/2, on account of the individual’s death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, the individual’s spouse, or any child, grandchild or ancestor of the individual or the individual’s spouse.

Constructive Surrenders — Investment Adviser Fees. Surrenders from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the contract. In a series of Private Letter Rulings, however, the IRS has held that the payment of investment adviser fees from a qualified contract need not be considered a distribution for federal income tax purposes. Under the facts in these Rulings:

•	there was a written agreement providing for payments of the fees solely from the annuity contract,

•	the owner had no liability for the fees, and

•	the fees were paid solely from the annuity contract to the adviser.

Death Benefits. None of the death benefits paid under the contract to the beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as income payments. Estate or gift taxes may also apply.

Assignment. An assignment of your contract will generally be a taxable event. Assignments of a qualified contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax adviser prior to making any assignment of your contract.

Diversification. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the underlying investments are being managed so as to comply with these requirements.

Owner Control. In certain circumstances, owners of variable annuity non-qualified contracts have been considered to be the owners of the assets of the underlying separate account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of investment portfolios available and the flexibility of the contract owner to allocate purchase payments and transfer amounts among the investment portfolios have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over separate account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the separate account assets supporting the contract.

The Revenue Ruling states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Federal Life Insurance Company does not believe that the differences between the contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the owner of a contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the contract to the extent required to maintain tax treatment favorable to owner.

Withholding. In general, distributions from a contract are subject to 10% federal income tax withholding unless you elect not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

Any distribution from a qualified contract eligible for rollover will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to an individual retirement account or annuity.

The Code generally allows the rollover of most distributions to and from tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Only one rollover from an Individual Retirement Annuity to another (or the same) Individual Retirement Annuity may be made in any 12 month period. Distributions which may not be rolled over are those which are:

•

one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee’s beneficiary, or (c) for a specified period of ten years or more;

•	a required minimum distribution;

•	a hardship surrender; or

•	the non-taxable portion of a distribution.

Federal Life Insurance Company Taxation

We will pay income taxes on the taxable corporate earnings created by this separate account product adjusted for various permissible deductions and certain tax benefits discussed below. While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the separate accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; and (ii) product owners are not the owners of the assets generating the benefits under applicable income tax law.

OTHER INFORMATION

Advertising

From time to time, we may advertise several types of performance of the investment choices.

•	Total Return is the overall change in the value of an investment in a subaccount over a given period of time.

•	Standardized Average Annual Total Return is calculated in accordance with SEC guidelines.

•

Non-Standardized Total Return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a portfolio has been in existence longer than the subaccount, we may show non-standardized performance for periods that begin on the inception date of the portfolio, rather than the inception date of the subaccount.

•	Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. Performance will reflect the deduction of the mortality and expense risk and administration expense charges.

Assignment of Your Contract

You have the right to assign your interest in your contract. We do not assume responsibility for the assignment. Any claim made while the contract is assigned is subject to proof of the nature and extent of the assignee’s interest prior to payment.

Modification of Your Contract

Only our President or Secretary may approve a change to or waive a provision of your contract. Any change or waiver must be in writing. We may change the terms of your contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary to assure continued compliance with laws, rules or regulations. You will be notified of any such change.

Legal Proceedings

There are no material legal proceedings, other than the ordinary routine litigation incidental to its business, to which Federal Life Insurance Company, the separate account or FED Mutual Financial Services, Inc. is a party.

PRIVACY POLICY

Collection of Nonpublic Personal Information

We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

•	Information we receive from you on applications or other forms;

•	Information about your transactions with us;

•	Information we receive from a consumer reporting agency;

•	Information we obtain from others in the process of verifying information you provide us; and

•	Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

Disclosure of Current and Former Customer Nonpublic Personal Information

We will not disclose our current and former customers’ nonpublic personal information to affiliated or nonaffiliated third parties, except as permitted by law. To the extent permitted by law, we may disclose to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your contract and process the transactions and services you request. We do not sell information to either affiliated or non-affiliated parties.

We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other owner communications. Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested. These transactions or services include, but are not limited to, underwriting life insurance policies, obtaining reinsurance of life policies and processing claims for waiver of premium, accelerated death benefits, terminal illness benefits or death benefits.

Security to Protect the Confidentiality of Nonpublic Personal Information

We have security practices and procedures in place to prevent unauthorized access to your nonpublic personal information. Our practices of safeguarding your information help protect against the criminal use of the information. Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products or services to you. We maintain physical, electronic and procedural safeguards that comply with federal and state regulations to guard your nonpublic personal information.

QUESTIONS

If you have any questions about your contract, you may contact us at:

Federal Life Insurance Company	800-233-3750 (7 a.m. — 3:30 p.m. CT)
3750 West Deerfield Road, Riverwoods, Illinois 60015

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

For further information about the contract, you may obtain a SAI. You can call the telephone number indicated on the cover page or you can write to us. For your convenience, we have included a form for that purpose on the next page. The Table of Contents of the SAI is as follows:

1.	General Information and History

2.	Assignment of Contract

3.	Restrictions on Surrenders

4.	Service Arrangements and Distribution

5.	Purchase of Securities Being Offered

6.	Federal Tax Matters

7.	Performance Information

8.	Annuity Payments

9.	Experts

10.	Financial Statements

To:	Federal Life Insurance Company

3750 West Deerfield Road

Riverwoods, Illinois 60015

Please send me a Statement of Additional Information for Federal Life’s individual variable deferred annuity contracts.

Name
Address

City	State	Zip
Telephone

INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

ISSUED BY FEDERAL LIFE INSURANCE COMPANY

AND THROUGH

FEDERAL LIFE VARIABLE ANNUITY ACCOUNT — A

STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information (“SAI”) is not a prospectus. It should be read in conjunction with the prospectus of Federal Life Variable Annuity Account — A dated [●]. The prospectus may be obtained from Federal Life Insurance Company, the depositor, upon written or oral request to 3750 West Deerfield Road, Riverwoods, Illinois 60015; (800) 233-3750. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the prospectus.

Dated [●]

GENERAL INFORMATION AND HISTORY

Federal Life

In this SAI, “we,” “us,” and “our” refer to Federal Life Insurance Company (“Federal Life” or the “Company”). Federal Life is a provider of life, accident and health insurance and annuity products. Federal Life is organized as a stock life insurance company. Federal Life’s home office is located at 3750 West Deerfield Road, Riverwoods, Illinois 60015.

The Separate Account

We established Federal Life Variable Annuity Account — A, the separate account, on April 7, 1975, pursuant to the provisions of Illinois insurance law.

The separate account is registered as a unit investment trust under the Investment Company Act of 1940. A unit investment trust is a type of investment company which invests its assets in the shares of one or more management investment companies rather than directly in its own portfolio of investment securities. Registration under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies of the separate account or of Federal Life. Under Illinois law, however, both Federal Life and the separate account are subject to regulation by the Illinois Department of Insurance.

Although the assets of the separate account are assets of Federal Life, assets of the separate account equal to the reserves and other annuity contract liabilities which depend on the investment performance of the separate account are not chargeable with liabilities arising out of any other business Federal Life may conduct. The income and capital gains and losses, realized or unrealized, of each subaccount of a separate account are credited to or charged against such subaccount without regard to the income and capital gains and losses of the other subaccounts or other accounts of Federal Life. All obligations arising under the individual variable deferred annuity contracts (the “contracts”), however, are general corporate obligations of Federal Life.

ASSIGNMENT OF CONTRACT

Federal Life will not be charged with notice of any assignment of a contract or of the interest of any beneficiary or of any other person unless the assignment is in writing and the original or a true copy thereof is received at its home office. Federal Life assumes no responsibility for the validity of any assignment. Assignments may be subject to federal income tax.

RESTRICTIONS ON SURRENDERS

Surrenders of tax-sheltered annuities may be restricted as required by Section 403(b)(11) of the Internal Revenue Code (see, “Taxes — Surrenders — Tax-Sheltered Annuities” in the prospectus for details). In restricting any such surrender, Federal Life relies on the relief from Sections 22(e), 27(c) and 27(d) of the Investment Company Act of 1940 granted in American Council of Life Insurance [1988 Transfer Binder] Fed. Sec. L. Rep (CCH) 78,904 (November 22, 1988) (the “No Action Letter”). In relying on such relief, Federal Life hereby represents that it complies with the provisions of paragraphs (1)-(4) as set forth in the No Action Letter.

SERVICE ARRANGEMENTS AND DISTRIBUTION

The shares of the underlying ETFs purchased by the subaccounts are held by Federal Life as custodian of the separate account. Federal Life holds all assets and cash of the separate account.

The contracts are offered continuously and are distributed by FED Mutual Financial Services, Inc. (the “Distributor”), a wholly-owned subsidiary of Federal Life. The Distributor is a broker-dealer registered with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Distributor may enter into selling agreements with other broker-dealers that are registered with the SEC and are members of FINRA, which we refer to as selling brokers. The contracts are sold through insurance producers who are licensed by state insurance department officials to sell the contracts through either our Adviser Managed Assets Channel or our Traditional Insurance Agent Channel.

These insurance producers are either registered representatives of the Distributor or selling brokers, or they will jointly conduct their activities with a registered representative of the Distributor. We do not pay commissions to the Distributor or the selling brokers.

For contracts sold through the Traditional Insurance Agent Channel, we pay commissions to traditional insurance agents who sell the contracts. Commissions are based on the purchase payment and are paid only when the contract is issued. Unlike in the Adviser Managed Assets Channel, these traditional insurance agents do not directly charge you fees based on the contract value. Contracts sold through the Adviser Managed Assets Channel become part of an investment advisory relationship which is separately agreed with your investment adviser. We do not pay commissions on the contracts when sold through the Adviser Managed Assets Channel. The contracts are distributed through investment advisers who directly charge their clients an asset management fee or some other fee that takes into account the contract value. This is often referred to as an “assets under management” fee or AUM fee.

Pursuant to an Underwriting and Servicing Agreement among Federal Life, the Distributor and the separate account, the Distributor will receive reimbursement of certain expenses for its activities as underwriter for the separate account. No compensation has been paid to the Distributor during the last three fiscal years.

Under Administration Agreements, Federal Life has agreed to provide, or provide for, and assume: (1) all services and expenses required for the administration of those contracts which depend in whole or in part on the investment performance of the separate account; and (2) all services and expenses required for the administration of the separate account other than the services and expenses referred to in (1). Federal Life also has agreed to provide, or provide for, and assume all services and expenses required for the separate accounts’ management-related services. Federal Life receives no compensation for such services apart from the various charges against the contracts described in the prospectus.

These servicing and administration agreements may be terminated by the parties without the payment of any penalty upon 60 days’ written notice. The agreements immediately terminate in the event of their assignment (within the meaning of the Investment Company Act of 1940). The agreements may be amended at any time by the mutual consent of the parties. Owners will not receive notice with respect to changes in the agreements.

BKD, LLP serves as the auditor of the Registrant and the Depositor.

PURCHASE OF SECURITIES BEING OFFERED

Interests in the separate account are allocated to owners as Accumulation Units. The contract does not offer any special purchase plan or exchange programs not discussed in the prospectus. There are no sales loads on the variable annuity contracts offered to the owners.

FEDERAL TAX MATTERS

Note: Information contained herein should not be substituted for the advice of a personal tax advisor. The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code (the Code) and the provisions of the Code that govern the contract are complex and subject to change. We do not make any guarantee regarding the tax status of any contract or any transaction involving the contracts. Purchasers bear the complete risk that the contracts may not be treated as “annuity contracts” under federal income tax laws. The applicability of federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your contract. Nor does this discussion address other federal tax consequences (such as estate and gift taxes, sales to foreign individuals or entities), or state or local tax consequences, which may affect your investment in the contract. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (“IRS”). We cannot predict the likelihood of continuation of the present federal income tax laws or of the current interpretations by the IRS, which may change from time to time without notice. Any such change could have retroactive effects regardless of the date of enactment. As a result, you should always consult a tax adviser for complete information and advice applicable to your individual situation.

Federal Life Tax Status

Federal Life is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from Federal Life and its operations form a part of Federal Life.

Taxation of Annuity Contracts in General

Section 72 of the Code governs taxation of annuities in general. An individual owner is generally not taxed on increases in the value of a contract until a distribution occurs, either in the form of a surrender or as income payments under the income option elected. For a surrender received as a total surrender (total surrender or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a partial surrender from a non-qualified contract, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. In the case of a partial surrender under a qualified contract, a ratable portion of the amount received is taxable. For contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for contracts issued in connection with traditional IRAs there may be no cost basis. The taxable portion of a surrender is taxed at ordinary income tax rates. Tax penalties may also apply.

For income payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. All income payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed income option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable income option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which income payments are to be made. No exclusion is allowed with respect to any payments received after the investment in the contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the contract). For traditional IRAs there may be no cost basis in the contract within the meaning of Section 72 of the Code.

Owners, annuitants and beneficiaries under the contracts should seek competent tax advice about the tax consequences of distributions.

Medicare Tax on Net Investment Income

The Net Investment Income Tax is imposed at a rate of 3.8% on net investment income for higher tax bracket individuals. As part of the Health Care and Reconciliation Act of 2010, this tax increase may apply to individuals’ net investment income with an Adjustable Gross Income over $200,000 (single filers) or $250,000 for married couples filing jointly. The tax applies to income from interest, dividends, annuities, royalties and rents not obtained in a normal trade of business. The tax may also apply to certain trusts and estates with net investment income. Income from annuities that are part of a qualified retirement plan (as described in the following section) are not treated as investment income for the purpose of this new tax and thus are not subject to the new 3.8% rate but may be includible for purposes of determining whether the applicable Net Investment Income Tax income limits are exceeded. Please consult your own tax adviser for more information.

Withholding Tax on Distributions

The Code generally requires Federal Life (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or surrender from a contract. For “eligible rollover distributions” from contracts issued under certain types of qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution “rolled over” to another eligible plan in a direct transfer. This withholding requirement is mandatory and cannot be waived by the owner.

An “eligible rollover distribution” is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, from a tax sheltered annuity qualified under Section 403(b) of the Code or an eligible deferred compensation plan of a state or local government under Section 457(b) of the Code (other than (1) a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) required minimum distributions under the Code; and (3) hardship surrenders). Failure to “roll over” the entire amount of an eligible rollover distribution (including the amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature surrenders, described later in this section.

Surrenders or distributions from a contract that do not qualify as eligible rollover distributions are subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming three withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate. However, where the recipient sufficiently establishes that such payment is effectively connected to the recipient’s conduct of a trade or business in the United States and such payment is included in the recipient’s gross income, such withholding might not apply.

Diversification — Separate Account Investments

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department (“Treasury Department”). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as the contracts, meet the diversification requirements if, as of the last day of each calendar quarter, or within 30 days after such last day, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations establishing diversification requirements for the mutual funds underlying variable contracts. These Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these Regulations, a mutual fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual fund is represented by any four investments.

We intend that each portfolio of the underlying ETFs will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

In certain circumstances, owners of variable annuity non-qualified contracts have been considered to be the owners of the assets of the underlying separate account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of investment portfolios available and the flexibility of the contract owner to allocate purchase payments and transfer amounts among the investment portfolios have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over separate account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the separate account assets supporting the contract.

Multiple Contracts

The Code provides that multiple non-qualified annuity contracts that are issued within a calendar year to the same owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract or a long- term care insurance policy. The IRS has issued guidance which provides that the direct transfer of a portion of an annuity contract into another annuity contract can qualify as a tax-free exchange, provided that no amounts (other than annuity payments made for life or for a term of at least 10 years) are distributed from either contract involved in the exchange for 180 days following the date of the transfer. If a taxpayer takes a distribution during this 180-day waiting period, the IRS guidance provides that the IRS will apply general tax principles to determine the tax treatment of the transfer and/or the distribution (e.g., in appropriate circumstances, as taxable “boot” or as a taxable distribution, effectively negating the tax-free exchange).

This IRS guidance, however, does not address the tax treatment of a partial exchange of an annuity contract for a long-term care insurance policy. There can be no assurance that the IRS will not expand the 180-day rule described above to partial exchanges of an annuity contract for a long-term care insurance policy, or that the IRS will not provide other guidance with respect to such partial exchanges. If you contemplate an exchange of an annuity contract under either of these scenarios, you should consult a tax advisor to discuss the potential tax effects of such a transaction.

Contracts Owned by Other Than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation, partnership, or certain other entities. Such contracts generally will not be treated as annuities for federal income tax purposes (except for the taxation of life insurance companies). However, this treatment is not applied to contracts held by a trust or other entity as an agent for a natural person. Purchasers should consult their own tax adviser before purchasing a contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a contract may have tax consequences. Any assignment or pledge of a qualified contract may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their contracts.

An assignment or pledge of all or any portion of the value of a non-qualified contract is treated under Section 72 of the Code as an amount not received as an annuity. The value of the contract assigned or pledged that exceeds the aggregate premiums paid will be included in the individual’s gross income. In addition, the amount included in the individual’s gross income could also be subject to the 10% penalty tax discussed below under non-qualified contracts.

Death Benefits

Any death benefits paid under the contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as income payments. Estate or gift taxes may also apply.

Tax Treatment of Surrenders

Non-Qualified Contracts. Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer’s gross income. The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified contract. This penalty tax is not imposed on amounts: (1) paid after the taxpayer reaches 591/2; (2) paid on or after the death of the owner; (3)

attributable to the taxpayer becoming totally disabled as defined in Section 72(m)(7) of the Code; (4) which are a part of a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; or (5) under an immediate annuity.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 591/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Qualified Contracts. In the case of a surrender under a qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual’s cost basis to the individual’s total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), individual retirement accounts and annuities under 408(a) and (b) (IRAs) and Roth IRAs under 408A. To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) distributions made on or after the date on which the owner or annuitant (as applicable) reaches age 591/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose “disability” is defined in Section 72(m)(7) of the Code); (3) distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary which begin after the employee separates from service with the employer; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he or she has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified contracts, (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the owner or annuitant (as applicable) and his or her spouse and dependents if the owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) (as applicable) for the taxable year; and (10) distributions from an IRA made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is subsequently modified (other than by reason of death or disability, as defined in the Code) within five years from the date of the first periodic payment or, if later, your attaining age 591/2 , then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Surrenders of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 591/2, severs employment, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship surrenders do not include any earnings on salary reduction contributions. These limitations on surrenders apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. Tax penalties may also apply. While the foregoing limitations only apply to certain contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any surrenders or distributions. Effective as of January 1, 2019, earnings on salary reduction contributions in pension and profit-sharing plans, but not 403(b) plans, may be eligible for distribution upon a hardship.

The taxable portion of a surrender or distribution from qualified contracts may, under some circumstances, be “rolled over” into another eligible plan so as to continue to defer income tax on the taxable portion. Such treatment is available for an “eligible rollover distribution” made by certain types of plans (as described above under “Federal Tax Matters— Withholding Tax on Distributions”) that is transferred within 60 days of receipt into another eligible plan or an IRA. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

Prior to the date that income payments begin under an annuity contract, the required minimum distribution rules applicable to IRAs will be used. In the case of an IRA, distributions must commence no later than April 1 of the calendar year following the year in which the owner attains age 701/2. Required distributions from IRAs are determined by dividing the account balance by the appropriate distribution period found in a uniform lifetime distribution table set forth in IRS regulations. For this purpose, the entire interest under an annuity contract is the account value under the contract plus the actuarial value of any other benefits such as guaranteed death benefits that will be provided under the contract.

If the sole beneficiary is the contract holder’s or employee’s spouse and the spouse is more than 10 years younger than the employee, a longer distribution period measured by the joint life and last survivor expectancy of the contract holder employee and spouse is permitted to be used. The normal form of distributions under a defined benefit plan or an annuity contract must be paid in the form of periodic income payments for the employee’s life (or the joint lives of the employee and beneficiary) or over a period certain that does not exceed the period under the uniform lifetime table for the employee’s age in the year in which the annuity starting date occurs. If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

Types of Plans

Individual Retirement Annuities. Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an “individual retirement annuity” (“IRA annuity”). Under applicable limitations, certain amounts may be contributed to an IRA annuity that will be deductible from the individual’s gross income. IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions. Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRA Annuities. Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity. Contributions for Roth IRA annuities (and traditional IRAs) are limited to a maximum of $6,000 for 2019. The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $1,000. The same contribution and catch-up contributions are also available for purchasers of Traditional IRA annuities. These levels are indexed annually in $500 increments.

Lower maximum limitations apply to individuals above certain adjusted gross incomes. For 2019, these levels are $122,000 in the case of single taxpayers, $193,000 in the case of married taxpayers filing joint returns, and $0 in the case of married taxpayers filing separately. These levels are indexed annually in $1,000 increments. An overall $6,000 annual limitation (increased as discussed above) continues to apply to all of a taxpayer’s IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

Qualified distributions from Roth IRA annuities are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 591/2, on the individual’s death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution that is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity. The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity. Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity. The individual must pay tax on any portion of the IRA annuity being rolled over that would be included in income if the distributions were not rolled over. There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity. Only one rollover from an Individual Retirement Annuity to another (or the same) Individual Retirement Annuity may be made in any 12 month period.

Each purchaser should consult its own tax advisor as to the particular U.S. federal income tax consequences to such purchaser of purchasing a contract pursuant to this prospectus and the applicability and effect of any state, local or non-U.S. tax laws and other tax consequences with respect to the contracts.

PERFORMANCE INFORMATION

Federal Life may disclose yields, total returns and other performance data for a subaccount. Such performance data will be computed in accordance with the standards defined by the SEC or be accompanied by performance data computed in such manner.

Subaccount Yields

The current annualized yield of the subaccounts refers to the annualized income generated by an investment in the subaccount over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period. The yield is calculated according to the SEC prescribed formula set forth below:

Yield = 2[( a-b + 1)[6]-1]
cd

Where:

a	=	net investment income earned during the period by the portfolio company attributable to the shares owned by the subaccount
b	=	expenses accrued for the period (net of reimbursements)
c	=	the average daily number of Accumulation Units outstanding during the period
d	=	the maximum offering price per Accumulation Unit on the last day of the period

Average Annual Total Returns

Quotations of average annual total returns for the subaccounts are expressed in terms of the average annual compounded rates of returns over one, five and ten year periods (or, if less, up to the life of the subaccount). Average annual total returns may also be disclosed for other periods of time. Average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. The last date of each period is the most recent month-end practicable. The total return is calculated according to the SEC prescribed formula set forth below:

P(1+T)n = ERV

Where:

P	=	a hypothetical initial payment of $1,000
T	=	the average annual total return
n	=	the number of years
ERV	=	the ending redeemable value of the hypothetical $1,000 payment made at the beginning of the period

Other Total Returns

In addition to the standardized yield and average annual total return information noted above, advertisements and sales literature may also quote average annual total returns which do not reflect the surrender charge. These figures are calculated in the same manner as average annual total returns described above, however, the surrender charge is not taken into account at the end of the period. In addition, Federal Life may from time to time disclose average annual total return in other non-standard formats.

Other Information

Performance information for any subaccount reflects only the performance of a hypothetical Contract under which an Owner’s Contract Value is allocated to a subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the underlying fund in which the subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

ANNUITY PAYMENTS

The method for determining the amount of annuity payments, including how any change in the amount of a payment after the first payment is determined, is described under the caption “Income Payments” in the prospectus.

EXPERTS

Locke Lord LLP serves as counsel to Federal Life Insurance Company, Federal Life Variable Annuity Account-A, and FED Mutual Financial Services, Inc.

The financial statements of Federal Life Variable Annuity Account — A as of December 31, 2018 and the related statement of operations and changes in net assets for each of the years in the two-year period then ended, and the statutory statements of admitted assets, liabilities, capital stock and surplus of Federal Life Insurance Company as of December 31, 2018, December 31, 2017, and December 31, 2016 and the related statutory statements of operations, capital stock and surplus and cash flows for each of the years in the three-year period ended December 31, 2018, included in this Statement of Additional Information, have been included herein in reliance upon the reports of BKD, LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The BKD, LLP audit reports of Federal Life Insurance Company dated April 9, 2019 and May 17, 2018 state that the effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material. Accordingly, the audit report dated April 9, 2019 states that, in the opinion of BKD, LLP, the statutory financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Federal Life as of December 31, 2018 and 2017, or the results of its operations or its cash flows for each of the years in the two year period then ended. The audit report dated April 9, 2019 then states that, in the opinion of BKD, LLP, the statutory financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital stock and surplus of Federal Life as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two year period then ended. The audit report dated May 17, 2018 states that, in the opinion of BKD, LLP, the statutory financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Federal Life as of December 31, 2017 and 2016, or the results of its operations or its cash flows for each of the years in the two year period then ended. The audit report dated May 17, 2018 then states that, in the opinion of BKD, LLP, the statutory financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital stock and surplus of Federal Life as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two year period then ended. The BKD, LLP audit reports state that it does not express an opinion on internal control over financial reporting. The principal business address of BKD, LLP is 1201 Walnut Street, Suite 1700, Kansas City, Missouri 64106.

FINANCIAL STATEMENTS

The values of your interest in the separate account will be affected solely by the investment results of the selected portfolios. The statutory-basis financial statements and schedules of Federal Life Insurance Company, which are included in this SAI, should be considered only as bearing on the ability of Federal Life to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

41

Federal Life Variable Annuity Account A

Annual Report

December 31, 2018

Annual Report of

Federal Life Variable Annuity Account A

Prepared and Provided by:

Federal Life Insurance Company

3750 West Deerfield Road

Riverwoods, Illinois 60015

This report is submitted for the general information of owners of Federal Life Variable Annuity Account A contracts. The report is not authorized for distribution to prospective purchasers of variable annuity contracts unless it is accompanied by an effective prospectus.

Federal Life Variable Annuity Account A

Annual Report

December  31, 2018

Federal Life Variable Annuity Account A

Statement of Assets and Liabilities

December 31, 2018

Assets:

Investments at Fair Value (Note B)	Number of Shares	Share Value	Total Value
Vanguard Wellesley Income Fund
Admiral Class Non-Qualified Shares (Cost $547,709)	13,524.668	$59.18	$800,390

Vanguard Long-Term Corporate Fund
Investor Class Qualified Shares (Cost $15)	4.541	$9.57	43
Admiral Class Non-Qualified Shares (Cost $645,384)	66,892.208	$9.57	640,158

Vanguard Windsor Fund
Admiral Class Qualified Shares (Cost $667,462)	18,960.848	$61.27	1,161,731
Admiral Class Non-Qualified Shares (Cost $6,401,673)	174,066.704	$61.27	10,665,067

Vanguard Wellington Fund
Investor Class Qualified Shares (Cost $56,564)	2,647.244	$37.12	98,266
Admiral Class Non-Qualified Shares (Cost $3,185,950)	75,744.934	$64.10	4,855,250

Vanguard Morgan Growth Fund
Admiral Class Qualified Shares (Cost $35,896)	1,387.334	$80.54	111,736
Admiral Class Non-Qualified Shares (Cost $547,936)	18,632.190	$80.54	1,500,637

Vanguard Federal Money Market Fund
Investor Class Qualified Shares (Cost $5,023)	5,022.790	$1.00	5,023
Investor Class Non-Qualified Shares (Cost $845,772)	845,771.610	$1.00	845,772

Total Investments			$20,684,073

Funds held by Federal Life Insurance Company			134,876

Total Assets			$20,818,948

Liabilities
Accrued Expenses - Mortality and Expense Assurances (Note C)			1,883

Total Liabilities			$1,883

Total Net Assets Attributable to Variable Annuity Contract Owners			$20,817,065

See notes to financial statements.

1

Federal Life Variable Annuity Account A

Statement of Assets and Liabilities (Continued)

December 31, 2018

Net Assets Attributable to Variable Annuity Contract Owners	Number of Units	Unit Value	Total Value
Vanguard Wellesley Income Fund
Admiral Class Non-Qualified Accumulation Units	23,089.094	34.210007	$789,878

Vanguard Long-Term Corporate Fund
Investor Class Qualified Accumulation Units	0.000	20.724672	0
Admiral Class Non-Qualified Accumulation Units	30,310.924	21.915593	664,282

Vanguard Windsor Fund
Admiral Class Qualified Accumulation Units	10,624.442	80.620436	856,547
Reserve for Payout Annuity			464,544
Admiral Class Non-Qualified Accumulation Units	189,283.887	56.285018	10,653,847
Reserve for Payout Annuity			5,750

Vanguard Wellington Fund
Investor Class Qualified Accumulation Units	1,895.109	51.715833	98,007
Admiral Class Non-Qualified Accumulation Units	110,913.905	43.573787	4,832,939

Vanguard Morgan Growth Fund
Admiral Class Qualified Accumulation Units	1,653.280	66.479606	109,909
Admiral Class Non-Qualified Accumulation Units	30,781.996	48.695521	1,498,945

Vanguard Federal Money Market Fund
Investor Class Qualified Accumulation Units	1,033.206	4.475660	4,624
Investor Class Non-Qualified Accumulation Units	187,188.640	4.475660	837,793

Total Assets Attributable to Variable Annuity Contract Owners			$20,817,065

See notes to financial statements.

2

Federal Life Variable Annuity Account A

Statements of Operations and Changes in Net Assets

For the Years Ended December 31, 2018 and 2017

	Vanguard Wellesley Income Fund
	Admiral Class	Admiral Class
	Non-Qualified	Non-Qualified
	2018	2017
Income - Reinvested dividends	$31,347	$38,616
Expense - Mortality and expense	8,698	10,272

Net investment income	22,649	28,344
Net realized gain (loss) on investments	32,428	14,559
Net unrealized gain (loss) on investments	(95,438)	67,513

Increase (decrease) in net assets from operations	(40,360)	110,416
Transfers, purchases, and redemptions	(563,078)	100,680

Increase (decrease) in net assets	(603,438)	211,095
Net assets, beginning of year	1,393,316	1,182,221

Net assets, end of year	$789,878	$1,393,316

	Vanguard Long-Term Corporate Fund
	Investor Class	Investor Class	Admiral Class	Admiral Class
	Qualified	Qualified	Non-Qualified	Non-Qualified
	2018	2017	2018	2017
Income - Reinvested dividends	$2	$2	$27,840	$28,208
Expense - Mortality and expense	0	0	5,648	5,510

Net investment income	2	2	22,193	22,698
Net realized gain (loss) on investments	0	1	2,094	9,096
Net unrealized gain (loss) on investments	(2)	(2)	(48,225)	36,878

Increase (decrease) in net assets from operations	0	0	(23,938)	68,672
Transfers, purchases, and redemptions	0	0	0	0

Increase (decrease) in net assets	0	0	(23,938)	68,672
Net assets, beginning of year	0	0	688,220	619,548

Net assets, end of year	$0	$0	$664,282	$688,220

See notes to financial statements.

3

Federal Life Variable Annuity Account A

Statements of Operations and Changes in Net Assets (Continued)

For the Years Ended December 31, 2018 and 2017

		Vanguard Windsor Fund
	Admiral Class	Admiral Class	Admiral Class	Admiral Class
	Qualified	Qualified	Non-Qualified	Non-Qualified
	2018	2017	2018	2017
Income - Reinvested dividends	$31,042	$30,095	$287,921	$269,465
Expense - Mortality and expense	13,198	12,284	110,733	104,760

Net investment income	17,845	17,810	177,188	164,705
Net realized gain (loss) on investments	107,454	34,710	984,907	313,857
Net unrealized gain (loss) on investments	(279,644)	268,415	(2,822,018)	1,631,509

Increase (decrease) in net assets from operations	(154,345)	320,935	(1,659,922)	2,110,071
Transfers, purchases, and redemptions	(169,922)	(269,381)	(1,228,369)	(153,848)

Increase (decrease) in net assets	(324,267)	51,554	(2,888,292)	1,956,223
Net assets, beginning of year	1,645,358	1,593,804	13,547,888	11,591,665

Net assets, end of year	$1,321,091	$1,645,358	$10,659,597	$13,547,888

		Vanguard Wellington Fund
	Investor Class	Investor Class	Admiral Class	Admiral Class
	Qualified	Qualified	Non-Qualified	Non-Qualified
	2018	2017	2018	2017
Income - Reinvested dividends	$2,782	$2,861	$139,819	$142,235
Expense - Mortality and expense	849	799	41,635	38,785

Net investment income	1,933	2,061	98,183	103,450
Net realized gain (loss) on investments	5,899	3,468	289,060	168,170
Net unrealized gain (loss) on investments	(12,176)	6,847	(596,066)	329,606

Increase (decrease) in net assets from operations	(4,344)	12,376	(208,823)	601,226
Transfers, purchases, and redemptions	0	0	89,356	9,959

Increase (decrease) in net assets	(4,344)	12,376	(119,466)	611,185
Net assets, beginning of year	102,351	89,975	4,952,405	4,341,220

Net assets, end of year	$98,007	$102,351	$4,832,939	$4,952,405

See notes to financial statements.

4

Federal Life Variable Annuity Account A

Statements of Operations and Changes in Net Assets (Continued)

For the Years Ended December 31, 2018 and 2017

		Vanguard Morgan Growth Fund
	Admiral Class	Admiral Class	Admiral Class	Admiral Class
	Qualified	Qualified	Non-Qualified	Non-Qualified
	2018	2017	2018	2017
Income - Reinvested dividends	$1,448	$1,840	$18,438	$22,055
Expense - Mortality and expense	1,086	951	14,048	11,653

Net investment gain (loss)	362	889	4,391	10,402
Net realized gain (loss) on investments	10,263	7,914	130,690	94,874
Net unrealized gain (loss) on investments	(13,400)	19,579	(172,010)	241,749

Increase (decrease) in net assets from operations	(2,775)	28,382	(36,928)	347,025
Transfers, purchases, and redemptions	(6,205)	(7,552)	0	(12,000)

Increase (decrease) in net assets	(8,979)	20,830	(36,928)	335,025
Net assets, beginning of year	118,889	98,059	1,535,874	1,200,849

Net assets, end of year	$109,909	$118,889	$1,498,945	$1,535,874

		Vanguard Federal Money Market Fund
	Investor Class	Investor Class	Investor Class	Investor Class
	Qualified	Qualified	Non-Qualified	Non-Qualified
	2018	2017	2018	2017
Income - Reinvested dividends	$88	$41	$14,169	$6,456
Expense - Mortality and expense	40	40	6,770	6,703

Net investment gain (loss)	48	1	7,400	(247)
Net realized gain (loss) on investments	0	0	0	0
Net unrealized gain (loss) on investments	(6)	(3)	(121)	(140)

Increase (decrease) in net assets from operations	42	(2)	7,279	(386)
Transfers, purchases, and redemptions	0	0	41,045	(6,586)

Increase (decrease) in net assets	42	(2)	48,324	(6,973)
Net assets, beginning of year	4,582	4,584	789,468	796,441

Net assets, end of year	$4,624	$4,582	$837,793	$789,468

See notes to financial statements.

5

Federal Life Variable Annuity Account A

Notes to Financial Statements

December 31, 2018

Note A - The Account

Federal Life Variable Annuity Account A (the Account) is a separate account of Federal Life Insurance Company (Federal Life). The Account is registered as a unit investment trust under the Investment Company Act of 1940. The Account is an investment company and follows the accounting and reporting guidance as required under ASC 946, Financial Services - Investment Companies.

Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from Federal Life’s other assets and liabilities. The portion of the Account’s assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business Federal Life may conduct.

Net assets allocated to contracts in the payout period are computed according to the Annuity 2000 Mortality table. The assumed investment return is 3.5% unless the annuitant elects otherwise, in which case the rate may vary from 3.5% to 7.0%, as regulated by the laws of the respective states. The mortality risk is fully borne by Federal Life and may result in additional amounts being transferred into the Account by Federal Life to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to Federal Life.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Account has evaluated the recognition and disclosure of subsequent events for its 2018 financial statements through February 27, 2019, the date the financial statements were issued.

Note B - Investments

The Net Asset Value (NAV) of the investments in each mutual fund represents the fair value of the shares. Investment transactions are accounted for on the trade date. Dividends and short-term capital gain distributions are recorded as income on the ex-dividend trade date, with the distributions being reinvested. Long-term capital gain distributions are recorded on the ex-dividend date as the net realized and unrealized gain (loss) by investments, with the distribution being reinvested. Cost represents the average cost of shares purchased, less redemptions.

The cost of purchases and proceeds from sales of investments for the years ended December 31 were as follows:

	2018		2017
	Purchases	Sales	Purchases	Sales
Vanguard Wellesley Income Fund	$0	563,078	$139,180	$38,500
Vanguard Long-Term Corporate Fund	0	0	0	0
Vanguard Windsor Fund	0	1,398,291	143,551	566,779
Vanguard Wellington Fund	129,181	39,824	16,290	6,331
Vanguard Morgan Growth Fund	0	6,205	0	19,552
Vanguard Federal Money Market Fund	41,045	0	0	6,586

Total	$170,226	$2,007,398	$299,020	$637,749

6

Federal Life Variable Annuity Account A

Notes to Financial Statements (Continued)

December 31, 2018

Note C - Mortality and Expense Assurances

Deductions of 0.00233% per daily valuation period (annual basis of 0.85%) of the current value of the Account are made to Federal Life for mortality and expense assurances for the Vanguard Portfolios.

Note D - Federal Income Taxes

The operations of the Account form a part of, and are taxed with, the operations of Federal Life, which is taxed as a life insurance company under the Internal Revenue Code (IRC). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of Federal Life, and no charge is being made to the Account for federal income taxes for these amounts. Federal Life will review this tax accounting in the event of changes in tax law. Such changes in the law may result in a charge for federal income taxes.

Note E - Changes in Units Outstanding

	Vanguard Wellesley Income Fund
	Admiral Class	Admiral Class
	Non-Qualified	Non-Qualified
	2018	2017
Unit value, beginning of year	$35.38	$32.37

Unit value, end of year	$34.21	$35.38

Number of units outstanding, beginning of year	39,377.194	36,527.202
Net contract purchase payments	0	3,994.313
Withdrawals	(12,293.788)	(1,144.321)
Transfers between Account divisions, net	(3,994.313)	0

Number of units outstanding, end of year	23,089.094	39,377.194

		Vanguard Long-Term Corporate Fund
	Investor Class	Investor Class	Admiral Class	Admiral Class
	Qualified	Qualified	Non-Qualified	Non-Qualified
	2018	2017	2018	2017
Unit value, beginning of year	$22.16	$19.97	$22.71	$20.44

Unit value, end of year	$20.72	$22.16	$21.92	$22.71

Number of units outstanding, beginning of year	0	0	30,310.924	30,310.924
Net contract purchase payments	0	0	0	0
Withdrawals	0	0	0	0
Transfers between Account divisions, net	0	0	0	0

Number of units outstanding, end of year	0	0	30,310.924	30,310.924

7

Federal Life Variable Annuity Account A

Notes to Financial Statements (Continued)

December 31, 2018

Note E - Changes in Units Outstanding (Continued)

		Vanguard Windsor Fund
	Admiral Class	Admiral Class	Admiral Class	Admiral Class
	Qualified	Qualified	Non-Qualified	Non-Qualified
	2018	2017	2018	2017
Unit value, beginning of year	$92.78	$78.50	$64.78	$54.80

Unit value, end of year	$80.62	$92.78	$56.29	$64.78

Number of units outstanding, beginning of year	11,555.560	13,901.720	209,040.264	211,392.191
Net contract purchase payments	0	0	0	2,589.595
Withdrawals	(931.118)	(430.061)	(19,180.233)	(4,540.617)
Transfers between Account divisions, net	0	(1,916.098)	(576.144)	(400.906)

Number of units outstanding, end of year	10,624.442	11,555.560	189,283.887	209,040.264

		Vanguard Wellington Fund
	Investor Class	Investor Class	Admiral Class	Admiral Class
	Qualified	Qualified	Non-Qualified	Non-Qualified
	2018	2017	2018	2017
Unit value, beginning of year	$54.01	$47.48	$45.47	$39.94

Unit value, end of year	$51.72	$54.01	$43.57	$45.47

Number of units outstanding, beginning of year	1,895.109	1,895.109	108,917.929	108,699.457
Net contract purchase payments	0	0	2,854.831	367.296
Withdrawals	0	0	(219.685)	(148.824)
Transfers between Account divisions, net	0	0	(639.170)	0

Number of units outstanding, end of year	1,895.109	1,895.109	110,913.905	108,917.929

8

Federal Life Variable Annuity Account A

Notes to Financial Statements (Continued)

December 31, 2018

Note E - Changes in Units Outstanding (Continued)

		Vanguard Morgan Growth Fund
	Admiral Class	Admiral Class	Admiral Class	Admiral Class
	Qualified	Qualified	Non-Qualified	Non-Qualified
	2018	2017	2018	2017
Unit value, beginning of year	$68.12	$52.84	$49.90	$38.71

Unit value, end of year	$66.48	$68.12	$48.70	$49.90

Number of units outstanding, beginning of year	1,745.347	1,855.683	30,781.996	31,024.494
Net contract purchase payments	0	0	0	0
Withdrawals	(92.067)	(110.335)	0	(242.498)
Transfers between Account divisions, net	0	0	0	0

Number of units outstanding, end of year	1,653.280	1,745.347	30,781.996	30,781.996

		Vanguard Federal Money Market Fund
	Investor Class	Investor Class	Investor Class	Investor Class
	Qualified	Qualified	Non-Qualified	Non-Qualified
	2018	2017	2018	2017
Unit value, beginning of year	$4.43	$4.44	$4.43	$4.44

Unit value, end of year	$4.48	$4.43	$4.48	$4.43

Number of units outstanding, beginning of year	1,033.206	1,033.206	178,012.857	179,499.039
Net contract purchase payments	0	0	9,175.784	0
Withdrawals	0	0	0	(1,486.182)
Transfers between Account divisions, net	0	0	0	0

Number of units outstanding, end of year	1,033.206	1,033.206	187,188.641	178,012.857

9

Federal Life Variable Annuity Account A

Notes to Financial Statements (Continued)

December 31, 2018

Note F - Summary of Units Outstanding, Unit Values, Expenses and Total Return for Each of the Five Years in the Period Ended December 31

	Vanguard Wellesley Income Fund
	Admiral Class Non-Qualified
				Investment	Expenses as a % of	Total
Year	Units	Unit Value	Net Assets	Income Ratio	Average Assets	Return
2018	23,089.094	$34.21	$789,878	2.87%	0.85%	-2.90%
2017	39,377.194	35.38	1,393,316	3.00%	0.85%	9.34%
2016	36,527.202	32.37	1,182,221	3.06%	0.85%	7.06%
2015	39,480.687	30.18	1,191,533	3.13%	0.85%	0.48%
2014	41,644.266	30.03	1,250,704	3.35%	0.85%	7.07%

	Vanguard Long-Term Corporate Fund
	Investor Class Qualified
				Investment	Expenses as a % of	Total
Year	Units	Unit Value	Net Assets	Income Ratio	Average Assets	Return
2018	0.000	$20.72	$0	0.00%	0.85%	0.00%
2017	0.000	22.16	0	0.00%	0.85%	0.00%
2016	0.000	19.97	0	0.00%	0.85%	0.00%
2015	0.000	18.68	0	0.00%	0.85%	0.00%
2014	0.000	19.27	0	0.00%	0.85%	0.00%

	Vanguard Long-Term Corporate Fund
	Admiral Class Non-Qualified
				Investment	Expenses as a % of	Total
Year	Units	Unit Value	Net Assets	Income Ratio	Average Assets	Return
2018	30,310.924	$21.92	$664,282	4.12%	0.85%	-3.48%
2017	30,310.924	22.71	688,220	4.31%	0.85%	11.08%
2016	30,310.924	20.44	619,548	4.67%	0.85%	7.47%
2015	38,734.847	19.11	740,094	4.53%	0.85%	-2.94%
2014	38,734.847	19.69	762,498	5.09%	0.85%	17.29%

10

Federal Life Variable Annuity Account A

Notes to Financial Statements (Continued)

December 31, 2018

Note F - Summary of Units Outstanding, Unit Values, Expenses and Total Return for Each of the Five Years in the Period Ended December 31 (Continued)

			Vanguard Windsor Fund
			Admiral Class Qualified
				Investment	Expenses as a % of	Total
Year	Units	Unit Value	Net Assets (1)	Income Ratio	Average Assets	Return
2018	10,624.442	$80.62	$856,547	2.09%	0.85%	-9.38%
2017	11,555.560	92.78	1,072,138	1.86%	0.85%	20.14%
2016	13,901.720	78.50	1,091,268	1.96%	0.85%	12.34%
2015	14,312.090	70.29	1,005,955	1.80%	0.85%	-3.04%
2014	14,759.713	73.26	1,081,337	1.32%	0.85%	10.17%

			Vanguard Windsor Fund
			Admiral Class Non-Qualified
				Investment	Expenses as a % of	Total
Year	Units	Unit Value	Net Assets (1)	Income Ratio	Average Assets	Return
2018	189,283.887	$56.29	$10,653,847	2.38%	0.85%	-12.25%
2017	209,040.264	64.77	13,540,579	2.14%	0.85%	18.20%
2016	211,392.191	54.80	11,585,090	1.99%	0.85%	10.02%
2015	255,317.615	49.07	12,528,642	1.87%	0.85%	-3.43%
2014	301,096.563	51.15	15,400,568	1.43%	0.85%	10.61%

			Vanguard Wellington Fund
			Investor Class Qualified
				Investment	Expenses as a % of	Total
Year	Units	Unit Value	Net Assets	Income Ratio	Average Assets	Return
2018	1,895.109	$51.72	$98,007	2.78%	0.85%	-4.25%
2017	1,895.109	54.01	102,351	2.97%	0.85%	13.75%
2016	1,895.109	47.48	89,975	2.80%	0.85%	10.07%
2015	1,895.109	43.13	81,740	2.76%	0.85%	-0.79%
2014	1,895.109	43.48	82,392	3.05%	0.85%	8.89%

11

Federal Life Variable Annuity Account A

Notes to Financial Statements (Continued)

December 31, 2018

Note F - Summary of Units Outstanding, Unit Values, Expenses and Total Return for Each of the Five Years in the Period Ended December 31 (Continued)

			Vanguard Wellington Fund
			Admiral Class Non-Qualified
				Investment	Expenses as a % of	Total
Year	Units	Unit Value	Net Assets	Income Ratio	Average Assets	Return
2018	110,913.905	$43.57	$4,832,939	2.86%	0.85%	-4.22%
2017	108,917.929	45.47	4,952,405	3.06%	0.85%	13.85%
2016	108,699.457	39.94	4,341,220	2.84%	0.85%	9.70%
2015	116,714.515	36.26	4,231,715	2.83%	0.85%	-0.72%
2014	118,859.754	36.51	4,340,073	3.18%	0.85%	9.20%

			Vanguard Morgan Growth Fund
			Admiral Class Qualified
				Investment	Expenses as a % of	Total
Year	Units	Unit Value	Net Assets	Income Ratio	Average Assets	Return
2018	1,653.280	$66.48	$109,909	1.27%	0.85%	-2.33%
2017	1,745.347	68.12	118,889	1.70%	0.85%	28.94%
2016	1,855.683	52.84	98,059	0.67%	0.85%	2.76%
2015	3,355.965	51.56	173,047	0.87%	0.85%	5.96%
2014	3,355.965	48.66	163,317	2.15%	0.85%	10.19%

			Vanguard Morgan Growth Fund
			Admiral Class Non-Qualified
				Investment	Expenses as a % of	Total
Year	Units	Unit Value	Net Assets	Income Ratio	Average Assets	Return
2018	30,781.996	$48.70	$1,498,945	1.22%	0.85%	-2.40%
2017	30,781.996	49.90	1,535,874	1.61%	0.85%	28.90%
2016	31,024.494	38.71	1,200,849	0.76%	0.85%	0.86%
2015	44,691.768	37.77	1,688,012	0.85%	0.85%	5.99%
2014	45,614.216	35.65	1,625,977	2.04%	0.85%	9.18%

12

Federal Life Variable Annuity Account A

Notes to Financial Statements (Continued)

December 31, 2018

Note F - Summary of Units Outstanding, Unit Values, Expenses and Total Return for Each of the Five Years in the Period Ended December 31 (Continued)

	Vanguard Federal Money Market Fund
	Investor Class Qualified
				Investment	Expenses as a %	Total
Year	Units	Unit Value	Net Assets	Income Ratio	of Average Assets	Return
2018	1,033.206	$4.48	$4,624	1.92%	0.85%	0.92%
2017	1,033.206	4.43	4,582	0.89%	0.85%	-0.04%
2016	1,033.206	4.44	4,584	0.44%	0.85%	-0.47%
2015	1,033.206	4.46	4,606	0.05%	0.85%	-0.63%
2014	1,536.615	4.49	6,906	0.01%	0.85%	-0.56%

	Vanguard Federal Money Market Fund
	Investor Class Non-Qualified
				Investment	Expenses as a %	Total
Year	Units	Unit Value	Net Assets	Income Ratio	of Average Assets	Return
2018	187,188.641	$4.48	$837,793	1.74%	0.85%	0.92%
2017	178,012.857	4.43	789,468	0.81%	0.85%	-0.05%
2016	179,499.039	4.44	796,441	0.38%	0.85%	-0.40%
2015	260,256.431	4.46	1,160,279	0.05%	0.85%	-0.75%
2014	295,545.554	4.49	1,328,215	0.01%	0.85%	-0.79%

The expense ratio considers only the expense borne directly by the separate account and excludes expenses incurred directly by the underlying funds or charged through the redemption of units.

13

Federal Life Variable Annuity Account A

Notes to Financial Statements (Continued)

December 31, 2018

Note G - Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or, in the absence of a principal market, the most advantageous market accessible to the reporting entity at the measurement date. Under GAAP, the principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity. The most advantageous market, which may be a hypothetical market, is the market in which the reporting entity would sell the asset or transfer the liability with the price that maximizes the amount that would be received for the asset or minimizes the amount that would be paid to transfer the liability, considering transaction costs in the respective market.

GAAP describes three approaches to measuring fair value: the market approach, the income approach and the cost approach. Each approach includes multiple valuation techniques. The standard does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques based on the degree to which such inputs are observable to market participants. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk.

The Account’s investments are classified in one of the following three categories based upon the inputs used to determine their respective fair values:

Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data. These inputs may include quoted prices in a market that is not active.

Level 3 - Unobservable inputs that cannot be corroborated by market data. These inputs reflect management’s best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to value an investment fall into more than one level, the investment is classified in its entirety based on the lowest level input that is significant to that investment’s fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement requires judgment and is dependent on factors specific to the investment.

The Account invests in shares of open-end mutual funds which calculate a daily NAV based on the value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-ended mutual funds are purchased and redeemed at their quoted daily NAV as reported by Vanguard at the close of each business day.

14

Federal Life Variable Annuity Account A

Notes to Financial Statements (Continued)

December 31, 2018

Note G - Fair Value Measurements (Continued)

The following table presents information about the Account’s assets measured at fair value on a recurring basis as of December 31, 2018 and indicates the fair value hierarchy of the valuation techniques utilized by the Account to determine such fair value:

		Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Vanguard Wellesley Income Fund Admiral Class Non-Qualified	$800,390	$0	$0	$800,390
Vanguard Long-Term Corporate Fund Investor Class Qualified	43	0	0	43
Vanguard Long-Term Corporate Fund Admiral Class Non-Qualified	640,158	0	0	640,158
Vanguard Windsor Fund Admiral Class Qualified	1,161,731	0	0	1,161,731
Vanguard Windsor Fund Admiral Class Non-Qualified	10,665,067	0	0	10,665,067
Vanguard Wellington Fund Investor Class Qualified	98,266	0	0	98,266
Vanguard Wellington Fund Admiral Class Non-Qualified	4,855,250	0	0	4,855,250
Vanguard Morgan Growth Fund Admiral Class Qualified	111,736	0	0	111,736
Vanguard Morgan Growth Fund Admiral Class Non-Qualified	1,500,637	0	0	1,500,637
Vanguard Federal Money Market Fund Investor Class Qualified	5,023	0	0	5,023
Vanguard Federal Money Market Fund Investor Class Non-Qualified	845,772	0	0	845,772

Total Assets	$20,684,073	$0	$0	$20,684,073

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.

15

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246 816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

To the Contract Owners and Board of Directors

Of Federal Life Variable Annuity Account A

Federal Life Insurance Company

Riverwoods, Illinois

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of assets and liabilities of Federal Life Variable Annuity Account A (the Account) (comprising, respectively, Vanguard Wellesley Income Fund, Vanguard Long-Term Corporate Fund, Vanguard Windsor Fund, Vanguard Wellington Fund, Vanguard Morgan Growth Fund and Vanguard Federal Money Market Fund) as of December 31, 2018, and the related consolidated statements of income and changes in net assets for each of the two years in the period then ended and the financial highlights in Note F for each of the five years in the period then ended, and the other related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Federal Life Variable Annuity Account A as of December 31, 2018, the results of their operations and changes in their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Account’s management. Our responsibility is to express an opinion on the Account’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Account’s internal control over financial reporting. Accordingly, we express no such opinion.

To the Contract Owners and Board of Directors

Of Federal Life Variable Annuity Account A

Federal Life Insurance Company

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Account’s auditor since 2014.

Kansas City, Missouri February 21, 2019

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246 816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm on

Internal Control Required by SEC under Form N-CEN

Board of Directors

Federal Life Variable Annuity Account A

(A Wholly Owned Subsidiary of Federal Life Insurance Company)

In planning and performing our audit of the consolidated financial statements of Federal Life Variable Annuity Account A (the Account) (comprising, respectively, Vanguard Wellesley Income Fund, Vanguard Long-Term Corporate Fund, Vanguard Windsor Fund, Vanguard Wellington Fund, Vanguard Morgan Growth Fund and Vanguard Federal Money Market Fund), a wholly owned subsidiary of Federal Life Insurance Company, as of and for the year ended December 31, 2018, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Account’s internal control over financial reporting, including controls over safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and to comply with the requirements of Form N-CEN, but not for the purpose of expressing an opinion on the effectiveness of the Account’s internal control over financial reporting. Accordingly, we express no such opinion.

The management of the Account is responsible for establishing and maintaining effective internal control over financial reporting. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (GAAPUSA). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAPUSA, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Account’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Board of Directors

Federal Life Variable Annuity Account A

Our consideration of the Account’s internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). However, we noted no deficiencies in the Account’s internal control over financial reporting and its operations, including controls over safeguarding securities that we consider to be a material weakness as defined above as of December 31, 2018.

The report is intended solely for the information and use of management and the Board of Directors of Federal Life Variable Annuity Account A and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Kansas City, Missouri
February 21, 2019

Federal Life Insurance Company

Independent Auditor’s Report and Statutory Financial Statements

December 31, 2018 and 2017

Federal Life Insurance Company

December 31, 2018 and 2017

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246 816.221.6300 | Fax 816.221.6380 | bkd.com

Independent Auditor’s Report

Board of Directors

Federal Life Insurance Company

Riverwoods, Illinois

Report on the Financial Statements

We have audited the accompanying statutory financial statements of Federal Life Insurance Company (the Company), which comprise the statutory statements of admitted assets, liabilities, capital stock and surplus of the Company as of December 31, 2018 and 2017, and the related statutory statements of operations, capital stock and surplus and cash flows for the years then ended, and the related notes to the statutory financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these statutory financial statements in accordance with the accounting practices prescribed or permitted by the Illinois Department of Insurance. Management is also responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of statutory financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these statutory financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statutory financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statutory financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statutory financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Board of Directors

Federal Life Insurance Company

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the statutory financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Illinois Department of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between these statutory accounting practices and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the statutory financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of Federal Life Insurance Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for the years then ended.

Opinion on Regulatory Basis of Accounting

In our opinion, the statutory financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital stock and surplus of Federal Life Insurance Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.

Kansas City, Missouri
April 9, 2019

Federal Life Insurance Company

Statutory Statements of Admitted Assets, Liabilities,

Capital Stock and Surplus

December 31, 2018 and 2017

Admitted Assets

	2018	2017
Cash and Invested Assets
Bonds	$185,173,228	$181,560,330
Common stocks	6,569,063	6,771,945
Real estate - Properties occupied by the Company	1,944,049	1,954,937
Cash and cash equivalents	13,057,992	3,369,750
Contract loans	9,581,440	9,852,377
Derivatives	450,649	255,110
Other invested assets	2,000,000	2,000,000

Total cash and invested assets	218,776,421	205,764,449

Investment income due and accrued	2,037,845	1,919,648
Uncollected premiums and agents’ balances in the course of collection	174,765	172,046
Deferred premiums, agents’ balances and installments booked but deferred and not yet due	3,574,093	3,493,900
Amounts recoverable from reinsurers	469,001	78,924
Funds held by or deposited with reinsured companies	1,417,918	1,357,658
Current federal income tax recoverable	64,919	23,647
Net deferred tax asset	438,401	454,277
Guaranty funds receivable or on deposit	10,536	10,473
Electronic data processing equipment	52,852	117,578
Health care and other amounts receivable	265	44,326
Aggregate write-ins for other than invested assets	1,883	566

Total admitted assets excluding separate accounts	227,018,899	213,437,492

From separate accounts	20,818,948	24,778,918

Total admitted assets	$247,837,847	$238,216,410

Liabilities, Capital Stock and Surplus

	2018	2017
Liabilities
Aggregate reserve for life contracts	$185,661,039	$180,457,916
Aggregate reserve for accident and health contracts	344,511	386,328
Liability for deposit type contracts	10,587,052	10,849,708
Contract claims Life	1,393,234	1,964,557
Contract claims Accident and health	5,000	5,000
Policyholders’ dividends and coupons due and unpaid	244	183
Provision for policyholders’ dividends apportioned for payment	66,716	71,135
Premiums and annuity considerations received in advance	16,750	18,010
Other amounts payable on reinsurance	—	574,198
Interest maintenance reserve	784,338	481,157
Commissions to agents due or accrued	58,117	69,900
General expenses due or accrued	208,188	163,744
Taxes, licenses and fees due or accrued	369,424	351,612
Unearned investment income	34,510	37,296
Amounts withheld or retained by the Company as agent or trustee	14,392	97,809
Amounts held for agents’ account	11,457	12,897
Remittances and items not allocated	151,647	305,412
Asset valuation reserve	2,448,368	2,656,561

Total liabilities excluding separate accounts	202,154,987	198,503,423
From separate accounts	20,818,948	24,778,918

Total liabilities	222,973,935	223,282,341

Capital Stock and Surplus
Capital Stock, par value $1 per share; 25,000,000 shares authorized, 2,500,000 shares issued and outstanding	2,500,000	2,500,000
Contributed Surplus	13,050,000	—
Special surplus funds	400,000	400,000
Unassigned funds	8,913,912	12,034,069

Total capital stock and surplus	24,863,912	14,934,069

Total liabilities, capital stock and surplus	$247,837,847	$238,216,410

See Notes to Statutory Financial Statements

3

Federal Life Insurance Company

Statutory Statements of Operations

Years Ended December 31, 2018 and 2017

	2018	2017
Premiums and Other Revenues
Premiums and annuity considerations	$20,673,807	$25,762,155
Consideration for supplementary contracts with life contingencies	661,750	109,475
Net investment income	9,016,426	9,518,761
Amortization of interest maintenance reserve	282,368	382,648
Commissions and expense allowances on reinsurance ceded	53,910	41,951
Income from fees associated with investment management, administration and contract guarantees from separate accounts	202,703	191,757
Aggregate write-ins for miscellaneous income	9,588	10,496

Total premiums and other revenues	30,900,552	36,017,243

Benefits and Expenses
Death benefits	7,475,780	9,564,660
Matured endowments	228,350	203,319
Annuity benefits, surrender benefits and withdrawals for life contracts	10,923,316	9,276,014
Disability benefits and benefits under accident and health contracts	63,608	100,652
Coupons, guaranteed annual pure endowments and similar benefits	21	43
Interest and adjustments on contract or deposit-type contract funds	304,239	385,730
Payments on supplementary contracts with life contingencies	252,292	228,004
Increase in aggregate reserves for life and accident and health contracts	5,161,306	6,617,209
Commissions on premiums, annuity considerations and deposit-type contract funds	1,545,824	1,832,517
General insurance expenses	8,549,865	9,055,528
Insurance taxes, licenses and fees	736,075	716,044
Decrease in loading on deferred and uncollected premiums	(107,954)	(144,361)
Net transfers from separate accounts, net of reinsurance	(1,754,872)	(262,852)

Total benefits and expenses	33,377,850	37,572,507

Net Loss from Operations Before Dividends to Policyholders and Federal Income Taxes	(2,477,298)	(1,555,264)

Dividends to policyholders	65,965	66,309

Net Loss from Operations After Dividends to Policyholders and Before Federal Income Taxes	(2,543,263)	(1,621,573)

Federal income tax benefit	153,588	539,258

Net Loss from Operations After Dividends to Policyholders and Federal Income Taxes Benefit and Before Realized Capital Gains	(2,389,675)	(1,082,315)

Net realized capital gains	31,509	990,073

Net Loss	$(2,358,166)	$(92,242)

See Notes to Statutory Financial Statements

4

Federal Life Insurance Company

Statutory Statements of Capital Stock and Surplus

Years Ended December 31, 2018 and 2017

					Total
	Capital	Contributed	Special	Unassigned	Capital Stock
	Stock	Surplus	Funds	Funds	and Surplus
Balance, January 1, 2017	$2,500,000	$—	$400,000	$11,816,197	$14,716,197

Net loss	—	—	—	(92,242)	(92,242)
Change in net unrealized capital losses	—	—	—	50,823	50,823
Change in net deferred income tax	—	—	—	(4,486,898)	(4,486,898)
Change in nonadmitted assets	—	—	—	4,581,245	4,581,245
Paid in surplus	—	—	—	3,050,000	3,050,000
Dividends to stockholders	—	—	—	(3,050,000)	(3,050,000)
Change in asset valuation reserve	—	—	—	164,944	164,944

Balance, December 31, 2017	2,500,000	—	400,000	12,034,069	14,934,069

Net loss	—	—	—	(2,358,166)	(2,358,166)
Change in net unrealized capital gains	—	—	—	(273,916)	(273,916)
Change in net deferred income tax	—	—	—	(2,644,332)	(2,644,332)
Change in nonadmitted assets	—	—	—	2,498,064	2,498,064
Paid in surplus	—	12,500,000	—	—	12,500,000
Dividends to stockholders	—	—	—	—	—
Change in asset valuation reserve	—	—	—	208,193	208,193
Other changes	—	550,000	—	(550,000)	—

Balance, December 31, 2018	$2,500,000	$13,050,000	$400,000	$8,913,912	$24,863,912

See Notes to Statutory Financial Statements

5

Federal Life Insurance Company

Statutory Statements of Cash Flows

Years Ended December 31, 2018 and 2017

	2018	2017
Cash from Operations
Premiums collected, net of reinsurance	$21,299,564	$25,494,431
Net investment income	8,951,735	9,935,271
Miscellaneous income	266,201	244,204
Benefits and loss related payments	(20,783,204)	(19,182,769)
Net transfers to separate accounts	1,754,872	262,852
Commissions, expenses paid and aggregate write-ins for deductions	(10,783,317)	(11,679,934)
Dividends paid to policyholders	(70,323)	(82,048)
Federal income taxes recovered	112,316	752,826

Net cash from operations	747,844	5,744,833

Cash from Investments
Proceeds from investments sold, matured or repaid
Bonds	26,633,244	23,130,505
Stocks	—	2,983,114
Derivatives	442,987	153,756
Miscellaneous proceeds	264	(137)

Total investment proceeds	27,076,495	26,267,238

Cost of investments acquired
Bonds	(29,753,052)	(35,816,343)
Stocks	(71,392)	(352,213)
Real estate	(107,256)	(84,982)
Derivatives	(450,649)	(255,110)
Miscellaneous applications	—	(60)

Total investments acquired	(30,382,349)	(36,508,708)

Net decrease in contract loans and premium notes	(270,937)	(206,250)

Net cash used in investments	(3,034,917)	(10,035,220)

Cash from Financing and Miscellaneous Sources
Capital and paid in surplus	12,500,000	3,050,000
Net change in deposit-type contracts and other insurance liabilities	(262,656)	320,248
Dividends to stockholders	—	(3,050,000)
Other cash provided	(262,029)	259,637

Net cash from financing and miscellaneous sources	11,975,315	579,885

Net Change in Cash and Cash Equivalents	9,688,242	(3,710,502)

Cash and Cash Equivalents, Beginning of Year	3,369,750	7,080,252

Cash and Cash Equivalents, End of Year	$13,057,992	$3,369,750

See Notes to Statutory Financial Statements

6

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 1 - Nature of Operations

Federal Life Insurance Company (the Company) was incorporated on September 8, 1899 under the laws of the State of Illinois and commenced business on May 5, 1900. The Company is a stock life insurance company domiciled in the State of Illinois (State). The Company’s primary business is the sale of various life, accident and health and annuity products through independent agents. Group and individual life insurance make up the majority of the Company’s sales. The Company is licensed to sell its products in 45 states and the District of Columbia; its primary markets are Illinois, Michigan, Ohio, California, Florida, Texas, and Wisconsin.

In 2016, Federal Life Mutual Holding Company was approved by the Illinois Department of Insurance to organize as a mutual holding company, and the Company converted from a mutual company into a stock company. An intermediary stock Company, FEDHO Holding Company (FEDHO) was formed, along with the ultimate Parent Company, Federal Life Mutual Holding Company (Holding Company). The Holding Company issued a $2,000,000 Guaranty Fund Note to the Company at 1% interest. Repayment of the note, including interest payments, is subject to the regulatory approval of the State. The Illinois Department of Insurance has approved a permitted practice to admit the $2,000,000 Guaranty Fund Note issued by the Holding Company. Without this approval, the asset would be non-admitted and total capital and surplus of the Company would be reduced by $2,000,000. On December 11, 2018, Federal Life Mutual Holding Company converted to a stock company through subscription rights demutualization and became Federal Life Holding Company. Federal Life Group, Inc. was formed as a Pennsylvania corporation to be the stock holding company for Federal Life Holding Company and its subsidiaries and began trading on the Nasdaq capital market under the ticker “FLF”. After the completion of the demutualization, Federal Life Insurance Company received $12.5 million in paid-in surplus from parent holding company.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practice prescribed and permitted by the State of Illinois are shown below.

	2018	2017
Net Loss, Illinois State basis	$(2,358,166)	$(92,242)

State Prescribed Practice:
Admitted guaranty fund note	—	—

Net Loss, NAIC SAP	$(2,358,166)	$(92,242)

Statutory Surplus, Illinois State basis	$24,863,912	$14,934,069

State Prescribed Practice:
Admitted guaranty fund note	(2,000,000)	(2,000,000)

Statutory Surplus, NAIC SAP	$22,863,912	$12,934,069

The Company owns 100% of the following noninsurance subsidiaries: Americana Realty Company (Americana) and FED Mutual Financial Services, Inc. (FED Mutual).

7

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 2 - Significant Accounting Policies

Basis of Financial Reporting

The accompanying statutory financial statements have been prepared in conformity with statutory accounting principles (SAP) prescribed or permitted by the Illinois Department of Insurance (the Department). These principles are designed primarily to demonstrate the ability to meet obligations to policyholders and, consequently, differ in some respects from accounting principles generally accepted in the United States of America (GAAP) commonly followed by other types of enterprises in the preparation of financial statements. The major statutory requirements differing from GAAP are as follows:

(a)

The assets in the accompanying statutory financial statements are stated at admitted asset values. The term “admitted asset values” means the assets are stated at values permitted to be reported to the Department for financial statement purposes in accordance with the rules and regulations of the Department. The term “nonadmitted assets” means assets other than those assets which are so permitted to be reported.

(b)

Investments in bonds are carried at cost or amortized cost, or if impaired, are carried at the lower of cost/amortized cost or fair value. GAAP requires that such securities be classified as held-to-maturity, trading or available-for-sale. For GAAP, securities classified as held-to-maturity are carried at cost or amortized cost, and securities classified as trading or available-for-sale are carried at fair value with unrealized gains and losses reported in income for those securities classified as trading and in equity for those securities classified as available-for-sale.

(c)

Impairment losses on loan-backed and structured securities are recorded in the statement of income under SAP; under GAAP, they are classified in the statement of income and/or as a component of other comprehensive income.

(d)

The accounts and operations of subsidiaries are not consolidated with the accounts and operations of the Company as required under GAAP. Rather, under SAP, the Company’s investments in unconsolidated wholly-owned subsidiaries are carried on the basis of the net assets of the subsidiaries. Undistributed changes in the carrying value of subsidiaries are charged or credited directly to unassigned funds.

(e)

Home office properties are included in investments for SAP. Additionally, under SAP, the Company is required to record self-assessed rental income with a corresponding offset to rental expense for its home office. Under GAAP, home office would be included in property and equipment. Additionally, no self-assessed rental income or expense is required under GAAP.

8

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 2 - Significant Accounting Policies (Continued)

(f)

Provision for deferred taxes is computed for federal income taxes only and is subject to certain limitations. Changes in deferred taxes are reflected in surplus. Under GAAP, deferred taxes are provided for federal and state income taxes subject to a valuation allowance, and certain changes are reflected in operations. In addition, capital gains tax on unrealized gains and losses is netted against those gains and losses on the statutory statement of operations.

(g)

Certain policy liabilities are calculated based on valuation interest and mortality assumptions, which are generally more conservative than assumptions based on estimated expected experience and actual account balances as under GAAP. Life insurance policy reserves are provided for under methods recognized by insurance regulatory authorities using principally the 1941, 1958, 1980 and 2001 Commissioners Standard Ordinary mortality tables and assuming interest rates ranging from 2.50% to 5.75%. Annuity benefit reserves principally represent net premium amounts plus accumulated interest.

(h)	Statutory accounting permits amounts due to or from reinsurers to be netted against policy liabilities. GAAP requires these reinsurance balances to be reported gross.

(i)

The Asset Valuation Reserve (AVR) and Interest Maintenance Reserve (IMR) were determined by National Association of Insurance Commissioners (NAIC) prescribed formulas and are reported as liabilities rather than as valuation allowances or appropriations of unassigned funds. The AVR and IMR are not recognized under GAAP. The AVR represents a provision for possible fluctuations in the value of bonds, common stock, real estate and other invested assets. Changes in the AVR are charged or credited directly to unassigned funds. The IMR represents the net accumulated unamortized realized capital gains and losses attributable to changes in the general level of interest rates on sales of fixed-income investments, principally bonds. Such gains and losses are amortized into income over the remaining period to maturity based on the seriatim method.

(j)	Revenues for annuity policies with life contingencies consist of premiums received under SAP, rather than policy charges for annuities, which are period certain, under GAAP.

(k)	Costs of acquiring new business are expensed when incurred rather than capitalized and amortized over the period of future revenues or gross profits of the related policies as required under GAAP.

(l)	Comprehensive income is not reported under SAP.

(m)	The statutory statements of cash flows do not classify cash flows consistently with GAAP and a reconciliation of net income to net cash provided by operating activities is not presented.

9

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 2 - Significant Accounting Policies (Continued)

Management’s Estimates

The preparation of financial statements in conformity with SAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the statutory financial statements primarily include investment valuations and estimates of reserves for future policy benefits. Actual results could differ from estimates.

Investments

Bonds, excluding loan-backed and structured securities, are generally reported at cost or amortized cost. Bonds with NAIC Securities Valuation Office (SVO) ratings of 6 are carried at the lower of amortized cost or fair value. Discount or premium on bonds is amortized using the interest method.

Loan-backed and structured securities (RMBS, CMBS, ABS) are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from a vendor and are based on the current interest rate and economic environment. The retrospective adjustment method is generally used to value all such securities.

Unaffiliated common stock is reported at fair value as determined by the SVO, or other acceptable market pricing sources, and the related unrealized capital gains and losses are reported in surplus, net of the adjustment for deferred federal income tax.

Common stock of affiliates is recorded based on the underlying audited GAAP equity of the respective entity’s financial statements. Undistributed changes in such underlying audited GAAP equity are recorded as net unrealized capital gains and losses. The Company reports each of the following at audited GAAP equity: Americana and FED Mutual. The underlying audited GAAP equity value is comprised of cash and investments that approximates fair value.

Real estate is stated at the lower of cost, less accumulated depreciation, or fair value less encumbrances. Real estate is depreciated using the straight line method over 50 years.

Cash and cash equivalents consist of bank deposits and money market funds as of December 31, 2018 and 2017.

Contract loans are reported at unpaid balances.

Realized investment gains and losses are determined on a specific identification basis.

10

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 2 - Significant Accounting Policies (Continued)

An investment is considered impaired when the fair value of the investment is less than its cost or amortized cost. When an investment is impaired, the Company must make a determination as to whether the impairment is other-than-temporary (OTTI). Some of the factors considered in identifying OTTI include: (1) the likelihood of the recoverability of principal and interest for bonds (i.e., whether there is a credit loss) or cost for common stocks; (2) the length of time and extent to which the fair value has been less than amortized cost for bonds or cost for common stocks; and (3) the financial condition, near-term and long-term prospects for the issuer, including the relevant industry conditions and trends, and implications of rating agency actions and offering prices.

For bonds, other than loan-backed and structured securities, an other-than-temporary impairment is considered to have occurred if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the security or intends to sell a security prior to its maturity at an amount below its carrying value. When a decline in the fair value of a bond is determined to be other- than-temporary, an impairment loss is recognized for the entire difference between the security’s carrying value and its fair value at the balance sheet date. The fair value of the bond on the date of OTTI becomes the new cost basis of the bond, and the new cost basis is not adjusted for any subsequent recoveries in fair value. The difference between the new cost basis and the expected cash flows is accreted to net investment income earned over the remaining expected life of the investment.

Under SAP guidance, with respect to an investment in an impaired loan-backed or structured security, OTTI occurs if the Company (a) intends to sell the security, (b) has an inability or lack of intent to retain the investment in the security for a period of time sufficient to recover the amortized cost basis, or (c) the present value of cash flows expected to be collected is less than the amortized cost basis of the security.

If the Company intends to sell the security, or does not have the intent and ability to retain the security for a period of time sufficient to recover the amortized cost basis, a loss in the entire amount of the difference between the security’s carrying value and its fair value at the period date is reflected in net investment income in the statutory statements of operations.

If the Company determines that it is probable it will be unable to collect all amounts or the present value of cash flows expected to be collected is less than the amortized cost basis of the security and the Company has no intent to sell the security and has the intent and ability to hold, a credit loss is recognized in net realized capital gains (losses) in the statutory statements of operations to the extent that the present value of expected cash flows is less than the amortized cost basis; any difference between fair value and the new amortized cost basis (net of the credit loss) is reflected as an unrealized loss.

Upon recognizing an OTTI, the new cost basis of the security is the previous amortized cost basis less the OTTI recognized. The new cost basis is not adjusted for any subsequent recoveries in fair value; however, the difference between the new cost basis and the expected cash flows is accreted to net investment income over the remaining expected life of the investment.

11

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 2 - Significant Accounting Policies (Continued)

The determination of OTTI is a subjective process and different judgments and assumptions could affect the timing of loss realization. The Company determines the credit loss component of loan-backed investments by utilizing discounted cash flow modeling to determine the present value of the security and comparing the present value with the amortized cost of the security. The significant inputs used to measure the amount related to the credit loss include, but are not limited to, performance indicators of the underlying assets in the security including default rates and credit ratings. Prepayment assumptions for loan-backed securities were obtained from broker confirmations and prospectuses, custodial information or internal estimates. The retrospective adjustment method was used for all loan-backed securities.

The Company recorded $164,024 in OTTI write downs in the bond portfolio for the year ended December 31, 2018 and none recorded for 2017.

Fair Value Measurement

Statement of Statutory Accounting Principles (SSAP) No. 100, Fair Value Measurements, (SSAP 100) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance describes three approaches to measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach. Each approach includes multiple valuation techniques. The standard does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. Level 1 inputs are given the highest priority in the hierarchy while Level 3 inputs are given the lowest priority. Financial assets and liabilities carried at fair value are classified in one of the following three categories based on the nature of the inputs to the valuation technique used:

•

Level 1 - Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data.

•

Level 3 - Unobservable inputs that are not corroborated by market data. These inputs reflect management’s best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

12

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 2 - Significant Accounting Policies (Continued)

Restricted Assets

According to the revisions to SSAP No. 1, effective in 2013, the only restricted assets held by the Company are those on deposit with a state and a stock with restricted sales. For the years ended December 31, 2018 and 2017, the balance of assets on deposits with states as required by law are approximately $2,952,000 and $2,862,000, respectively. For both the years ended December 31, 2018 and 2017, the stock with restricted sales balance was $10,000. The total restricted assets constituted approximately 2% of total admitted assets for both years ended December 31, 2018 and 2017.

Investment Income Due and Accrued

The Company’s accounting policy excludes from surplus all investment income due and accrued with amounts that are over 90 days past due. However, no such overdue balances existed as of December 31, 2018 and 2017.

Federal Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in unassigned surplus in the period that includes the enactment date.

Management evaluates uncertain tax positions. If the tax position is more likely than not (a likelihood of more than 50 percent) that a reasonably estimated tax position will be sustained upon examination, including resolution of any related appeals or litigation process, then the tax position will be based on the technical merits of the position. If the estimated tax loss contingency is greater than 50% of the tax benefit originally recognized, the tax loss contingency recorded shall be equal to 100% of the original tax benefit recognized. The Company records any interest and penalties assessed by taxing authorities as incurred to federal income taxes incurred on the accompanying statutory statements of operations.

Electronic Data Processing Equipment

Electronic data processing (EDP) equipment are carried at cost, less accumulated depreciation. EDP is depreciated using modified accelerated cost recovery system double declining straight line method over its useful life, which is generally three years.

13

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 2 - Significant Accounting Policies (Continued)

EDP consisted of the following as of December 31:

	2018	2017
Electronic data processing equipment	$2,709,599	$2,690,878
Accumulated depreciation	(2,656,747)	(2,573,300)

	$52,852	$117,578

The Company recorded depreciation expense from EDP equipment of $89,009 and $137,809 for the years ended December 31, 2018 and 2017, respectively.

Policy Liabilities

Life, annuity, accident and health policy liabilities are developed by actuarial methods and are intended to provide, in the aggregate, reserves that are greater than, or equal to, the minimum or guaranteed policy cash values or the amounts required by law. Reserves for future life policy benefits have been computed using the Commissioners’ Reserve Valuation Method or the Net Level Premium Method. Reserves for annuities and deposit-type contracts have been computed using the Commissioners’ Annuity Reserve Valuation Method.

The Company waives deduction of deferred fractional premiums upon the death of an insured and returns any portion of the final premium beyond the date of death for all contracts that contain this provision. Surrender values are not promised in excess of the legally computed reserves.

Traditional policies issued on substandard lives are charged an extra premium plus the regular gross premium for the true age. The corresponding reserves held on such policies are calculated on the same basis as standard policies with an additional reserve of one half of the annual extra premium charge.

Deposit-type contracts are comprised of accumulated deposits plus interest credited, less withdrawals net of surrender charges.

As of December 31, 2018 and 2017, the Company had approximately $92,739,000 and $98,857,000, respectively, of insurance in force for which the gross premiums were less than the net premium according to the standard valuations set by the Department. The Company has established a deficiency reserve of $175,477 and $186,563 as of December 31, 2018 and 2017, respectively, which is recorded in the aggregate reserve for life contracts on the accompanying statutory statements of admitted assets, liabilities, capital stock and surplus. The Company did not consider anticipated investment income when calculating its premium deficiency reserves.

14

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 2 - Significant Accounting Policies (Continued)

Contract Claims

Contract claims represent the estimated ultimate net cost of all reported and unreported claims incurred and unpaid as of December 31. The reserves for unpaid policy and contract claims are estimated using individual case-basis valuations and statistical analysis. These estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for contract claims are adequate. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

Reinsurance

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover benefits paid by ceding reinsurance to other reinsurers under coinsurance and yearly renewable term agreements. In the event the reinsurer is unable to meet its obligation, the Company will be required to pay such claims.

AVR and IMR

The AVR is determined using NAIC prescribed formulas and is reported as a liability rather than as a valuation allowance or appropriation of surplus. The AVR represents an allowance for possible fluctuations in the value of bonds, common stocks and real estate. As of December 31, 2018 and 2017, the Company recorded AVR of $2,448,368 and $2,656,561 respectively.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The unamortized balance is reported as the IMR. As of December 31, 2018 and 2017, the Company recorded IMR of $784,338 and $481,157, respectively.

Separate Account Assets and Liabilities

Separate account assets and liabilities reported in the accompanying statutory financial statements represent funds that are separately administered, principally for annuity contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account assets, consisting of investments in mutual funds, are recorded at fair value. Operations for the separate accounts are not included in the accompanying statutory financial statements.

15

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 2 - Significant Accounting Policies (Continued)

Special Surplus Funds

Special surplus funds are comprised of contributions provided to the Company in the organization stage to defray the expenses and meet the minimum surplus requirements at the Company’s inception as required to obtain a license to do the business of insurance.

Risks and Uncertainties

The development of liabilities for future policy benefits for the Company’s products requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense and investment experience. Such estimates are primarily based on historical experience and future expectation of mortality, morbidity, expense, persistency and investment assumptions. Actual results could differ materially from those estimates. Management monitors actual experience, and where circumstances warrant, revises its assumptions and the related future policy benefit estimates.

The Company’s investments are primarily comprised of bonds, common stocks, real estate and contract loans. Significant changes in prevailing interest rates and economic conditions may adversely affect the timing and amount of cash flows on such investments, as well as their related values. A significant decline in market value of these investments could have an adverse effect on the Company’s surplus.

The Company regularly invests in mortgage-backed securities and other securities subject to prepayment and call risk. Significant changes in prevailing interest rates may adversely affect the timing and amount of cash flows on such securities. In addition, the amortization of market premium and accretion of market discount for mortgage-backed securities is based on historical experience and estimates of future payment speeds on the underlying mortgage loans. Actual prepayment speeds will differ from original estimates and may result in material adjustments to amortization or accretion recorded in future periods.

However, the Company has not experienced any such losses and management believes it is not exposed to any significant credit risk on such investments.

Concentrations of Credit Risk

At both December 31, 2018 and 2017, approximately 26% of the Company’s investment in bonds was invested in structured securities including asset-backed and commercial and residential mortgage-backed securities.

Insurance Premium Revenue

Life insurance premiums are recognized as revenue when due. Annuity premiums are recognized as revenue when received. Accident and health premiums are earned pro rata over the terms of the policies.

16

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 3 - Investments

Investments in bonds and common stocks as of December 31 were as follows:

	2018
		Gross	Gross
	Amortized	Unrealized	Unrealized		Carrying
	Cost or Cost	Gains	Losses	Fair Value	Value
U.S. government bonds	$4,143,606	$199,548	$(89,506)	$4,253,648	$4,143,606
U.S. states, territories, and possessions	1,699,104	67,041	—	1,766,146	1,699,104
U.S. political subdivisions	1,859,622	—	(43,205)	1,816,417	1,859,622
U.S. special revenue	58,016,732	787,255	(975,000)	57,828,987	58,016,732
Industrial and miscellaneous	119,454,164	705,517	(3,110,345)	117,049,335	119,454,164

Total bonds	$185,173,228	$1,759,361	$(4,218,056)	$182,714,533	$185,173,228

Common stock - Affiliated	$641,295	$941	$(70,014)	$572,222	$572,222
Common stock - Unaffiliated	4,511,154	1,520,122	(34,435)	5,996,841	5,996,841

	$5,152,449	$1,521,063	$(104,449)	$6,569,063	$6,569,063

	2017
		Gross	Gross
	Amortized	Unrealized	Unrealized		Carrying
	Cost or Cost	Gains	Losses	Fair Value	Value
U.S. government bonds	$4,166,084	$284,228	$(49,566)	$4,400,746	$4,166,084
U.S. states, territories, and possessions	1,698,991	135,133	—	1,834,124	1,698,991
U.S. political subdivisions	1,199,589	35,885	—	1,235,474	1,199,589
U.S. special revenue	61,528,015	2,074,045	(311,342)	63,290,718	61,528,015
Industrial and miscellaneous	112,967,651	3,519,827	(579,036)	115,908,442	112,967,651

Total bonds	$181,560,330	$6,049,118	$(939,944)	$186,669,504	$181,560,330

Common stock - Affiliated	$641,295	$1,068	$(50,889)	$591,474	$591,474
Common stock - Unaffiliated	4,439,761	1,740,709	—	6,180,471	6,180,471

	$5,081,056	$1,741,777	$(50,889)	$6,771,945	$6,771,945

17

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 3 - Investments (Continued)

The fair values and gross unrealized losses of bonds and common stocks were as follows as of December 31:

	December 31, 2018
	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government bonds	$—	$—	$1,862,615	$(89,506)	$1,862,615	$(89,506)
U.S. political subdivisions	1,816,417	(43,205)	—	—	1,816,417	(43,205)
U.S. special revenue	11,788,770	(200,261)	22,215,911	(774,739)	34,004,681	(975,000)
Industrial and miscellaneous	53,098,395	(1,947,713)	15,200,998	(1,162,632)	68,299,393	(3,110,345)

Total bonds	$66,703,582	$(2,191,179)	$39,279,524	$(2,026,877)	$105,983,106	$(4,218,056)

Common stock - Affiliated	$—	$—	$34,058	$(70,014)	$34,058	$(70,014)

Common stock - Unaffiliated	$379,074	$(34,435)	$—	$—	$379,074	$(34,435)

	December 31, 2017
	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government bonds	$1,901,598	$(49,566)	$—	$—	$1,901,598	$(49,566)
U.S. special revenue	20,476,322	(200,640)	2,589,140	(110,702)	23,065,462	(311,342)
Industrial and miscellaneous	12,047,788	(188,502)	7,317,954	(390,534)	19,365,742	(579,036)

Total bonds	$34,425,708	$(438,708)	$9,907,094	$(501,236)	$44,332,802	$(939,944)

Common stock - Affiliated	$—	$—	$53,183	$(50,889)	$53,183	$(50,889)

The Company has evaluated the fundamentals for each of the securities where the statement value is less than the market value. The market value declines are mostly a result of higher underlying interest rates from when these securities where acquired and these are not considered other-than-temporarily impaired as of the balance sheet date. Some of the factors considered in identifying OTTI situations include; the likelihood of the recoverability of principal and interest, the length of time and extent to which the fair value has been less than amortized cost, the financial conditions including near and long-term prospects for the security. The Company does not intend to sell its debt securities and it is not more likely than not that the Company will be required to sell these investments before recovery of their amortized costs bases, which may be maturity.

18

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 3 - Investments (Continued)

The amortized cost and fair value of fixed-maturity securities by contractual maturity as of December 31 were as follows:

	Amortized
	Cost	Fair Value
Due in one year or less	$5,998,146	$6,040,733
Due after one year through five years	37,447,027	37,560,357
Due after five years through ten years	72,411,945	70,448,399
Due after ten years through twenty-five years	21,990,837	21,626,183
Mortgage/Asset-backed securities	47,325,273	47,038,861

	$185,173,228	$182,714,533

Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from sales, maturities and otherwise redeemed and disposed of bonds, common stocks and mutual funds and the related gross realized gains and losses for the years ended December 31 were as follows:

	2018
		Realized	Realized
	Proceeds	Gains	Losses	Net
Bonds	$26,633,244	$641,144	$(47,844)	$593,300
Other-than-temporary impairment	—	—	(164,024)	(164,024)
Other assets	442,987	728,577	(540,795)	187,782
Less net realized gains transferred to IMR				(585,549)

				$31,509

	2017
		Realized	Realized
	Proceeds	Gains	Losses	Net
Bonds	$23,130,505	$200,140	$(23,403)	$176,737
Common stock - Unaffiliated	2,983,114	896,716	—	896,716
Other assets	153,756	183,613	(89,313)	94,300
Less net realized gains transferred to IMR				(177,680)

				$990,073

19

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 3 - Investments (Continued)

Affiliated Investments

Common stock includes the Company’s 100% ownership of its subsidiaries and is carried at the underlying GAAP equity.

Investments in affiliates as of December 31 was as follows:

	2018
		Gross	Gross
		Unrealized	Unrealized	Admitted Asset
	Cost	Gains	Losses	Value
Americana Realty Company	$537,223	$941	$—	$538,164
FED Mutual Financial Services, Inc.	104,072	—	(70,014)	34,058

Total Common Stock - Affiliated	$641,295	$941	$(70,014)	$572,222

	2017
		Gross	Gross
		Unrealized	Unrealized	Admitted Asset
	Cost	Gains	Losses	Value
Americana Realty Company	$537,223	$1,068	$—	$538,291
FED Mutual Financial Services, Inc.	104,072	—	(50,889)	53,183

Total Common Stock - Affiliated	$641,295	$1,068	$(50,889)	$591,474

20

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 3 - Investments (Continued)

Select financial information of the subsidiaries as of December 31 was as follows:

	2018	2017
Americana Realty Company
Total assets	$710,549	$610,111
Total liabilities	172,385	71,820
Total shareholders’ equity	538,164	538,291
Net income	579,873	1,028,220

FED Mutual Financial Services, Inc.
Total assets	$43,263	$62,119
Total liabilities	9,205	8,936
Total shareholders’ equity	34,058	53,183
Net loss	(19,125)	(12,224)

The following affiliates declared dividends during the years ended December 31:

	2018	2017
Americana	$580,000	$1,028,000

21

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 3 - Investments (Continued)

Real Estate - Properties Occupied by the Company

The home office property consisted of the following as of December 31:

	2018	2017
Cost
Land	$404,625	$404,625
Building and other	8,485,772	8,378,516

Total cost	8,890,397	8,783,141
Accumulated depreciation	(6,946,348)	(6,828,204)

Total	$1,944,049	$1,954,937

Investment Income

Investment income is composed of the following for the years ended December 31:

	2018	2017
Bonds	$7,271,381	$7,339,899
Common stocks	738,116	1,194,646
Real estate	780,236	805,122
Contract loans	711,041	722,951
Cash and cash equivalents	63,183	31,779
Other investment income	21,838	20,884
Investment expenses	(412,485)	(441,904)
Investment taxes, licenses and fees	(38,740)	(37,687)
Depreciation on real estate	(118,144)	(116,929)

	$9,016,426	$9,518,761

The Company uses derivatives to hedge its exposure to index annuity products which are contracts that earn a return based on the change in the value of the S&P 500 index between annual index point dates. The Company buys and sells listed equity and index options and there is no credit risk. The net premium is paid up front and there are no additional cash requirements or additional contingent liabilities.

Real estate income includes the self-assessed revenue amounts for the occupancy of the home office property of $656,528 for the years ended December 31, 2018 and 2017.

22

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 4 - Fair Value of Financial Instruments

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities reported for at fair value as of December 31, 2018 and 2017. As required by SSAP 100, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect their placement within the fair value hierarchy levels.

The following tables set forth by level, within the fair value hierarchy, the Company’s assets measured at fair value on a recurring basis as of December 31:

	2018
	Admitted Value	Fair Value	Level 1	Level 2	Level 3
Assets at fair value
Cash equivalents	$11,547,366	$11,547,366	$11,547,366	$—	$—
Common stock – Unaffiliated	5,996,841	5,996,841	3,733,001	—	2,263,840

	2017
	Admitted Value	Fair Value	Level 1	Level 2	Level 3
Assets at fair value
Cash equivalents	$3,445,576	$3,445,576	$3,445,576	$—	$—
Common stock – Unaffiliated	6,180,471	6,180,471	4,027,047	—	2,153,424

23

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 4 - Fair Value of Financial Instruments (Continued)

The carrying amounts and fair values of the Company’s financial instruments at December 31, are as follows:

	2018
	Admitted
	Value	Fair Value	Level 1	Level 2	Level 3
Financial instruments
Cash and cash equivalents	$13,057,992	$13,057,992	$13,057,992	$—	$—
U.S. Government bonds	4,143,606	4,253,648	2,296,462	1,957,186	—
U.S. states, territories & possessions, political subdivisions, special revenue	61,575,458	61,411,550	—	61,411,550	—
Industrial and miscellaneous	119,454,164	117,049,335	—	117,049,335	—
Common stock - Unaffiliated	5,996,841	5,996,841	3,733,001	—	2,263,840
Separate account assets and liabilities	20,818,948	20,818,948	20,818,948	—	—
Derivatives	450,649	201,636	201,636	—	—
Other invested assets	2,000,000	2,000,000	—	—	2,000,000

Annuities reserve	78,240,047	78,240,047	—	—	78,240,047
Supplemental contracts with life contingencies	3,117,804	3,117,804	—	—	3,117,804
Deposit type contracts	10,587,052	10,587,052	—	—	10,587,052

	2017
	Admitted
	Value	Fair Value	Level 1	Level 2	Level 3
Financial instruments
Cash and cash equivalents	$3,369,750	$3,369,750	$3,369,750	$—	$—
U.S. Government bonds	4,166,084	4,400,746	2,379,609	2,021,137	—
U.S. states, territories & possessions, political subdivisions, special revenue	64,426,595	66,360,316	—	66,360,316	—
Industrial and miscellaneous	112,967,651	115,908,442	—	115,908,442	—
Common stock - Unaffiliated	6,180,471	6,180,471	4,027,047	—	2,153,424
Separate account assets and liabilities	24,778,918	24,778,918	24,778,918	—	—
Derivatives	255,110	394,673	394,673	—	—
Other invested assets	2,000,000	2,000,000	—	—	2,000,000

Annuities reserve	72,863,019	72,863,019	—	—	72,863,019
Supplemental contracts with life contingencies	2,522,155	2,522,155	—	—	2,522,155
Deposit type contracts	10,849,708	10,849,708	—	—	10,849,708

24

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 4 - Fair Value of Financial Instruments (Continued)

Fair value of the bond and equity securities is generally determined by a third party valuation source. The pricing services generally source fair value measurements from quoted market prices and, if not available, the fair value is based on quotes from similar securities using broker quotes and other information obtained from dealers and market participants. Such securities are classified as either Level 1 or Level 2. Privately placed equity securities not priced by the third party valuation source are classified as Level 3, as these securities are privately placed equity securities, with no readily available market prices. Fair values of the privately placed securities are based on nonbinding broker quotes, if available, or internal and external valuation models, all of which utilize both adjusted market comparables and discounted cash flows methodologies that require a significant level of judgment. Such valuation models utilize inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s judgment of the assumptions that market participants would use in pricing the asset.

Bonds are carried at values based on categories established by the NAIC that are primarily influenced by credit ratings. Bond values are either at amortized cost or, for lower credit ratings (nonnegotiable bonds), at the lower of amortized cost or fair value. Level 2 securities include corporate bonds NAIC rated 6 as of December 31, 2018 and 2017.

The pricing services generally utilize various pricing applications, including models, to measure fair value. The pricing applications are based upon market convention and use inputs that are derived principally from or corroborated by observable market data by correlations or other means. Fair value is determined using discounted cash flow models and inputs related to interest rates, prepayment speeds, loss curves and market discount rates that would be required by investors in the current market given the specific characteristics and inherent credit risk of the underlying collateral.

At the end of each reporting period, the Company evaluates whether any event has occurred or circumstances have changed that would cause an investment to be transferred between Levels 1 and 2. This policy also applies to transfers into or out of Level 3. During the years ended December 31, 2018 and 2017, the Company did not have any such transfers.

25

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 4 - Fair Value of Financial Instruments (Continued)

For assets measured at fair value using significant unobservable inputs (Level 3) during the year, a reconciliation of the beginning and ending balances, separately for each major category of asset is as follows:

	Common Stock – Unaffiliated
	2018	2017
Balance as of January 1	$2,153,424	$3,131,462
Total gains included in net income	—	395,925
Total gains and (losses) included in surplus	110,416	(373,963)
Settlements	—	(1,000,000)

Balance as of December 31	$2,263,840	$2,153,424

26

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 5 - Uncollected and Deferred Premiums

Uncollected and deferred life insurance premiums and annuity considerations as of December 31 were as follows:

	2018		2017
		Net of		Net of
	Gross	Loading	Gross	Loading
Ordinary - New	$371,721	$96,507	$348,851	$97,888
Ordinary - Renewal	2,664,561	3,374,018	2,690,665	3,307,751
Group life	253,999	278,333	275,807	260,307

Total	$3,290,281	$3,748,858	$3,315,323	$3,665,946

Note 6 - Federal Income Taxes

Current federal income taxes incurred by the Company are determined by applying statutory tax rates to taxable income as determined according to the provisions of the Internal Revenue Code, which apply to life insurance companies. The provision for federal income taxes consists of the current federal income tax benefit for the years ended December 31, 2018 and 2017.

The Company follows tax accounting guidance in accordance with SSAP 101, Income Taxes.

Deferred federal income taxes arise from temporary differences between the valuation of assets and liabilities as determined for financial reporting purposes and income tax purposes. The amount of the gross deferred tax asset calculated is then reduced for any valuation allowance and an admissibility test. In accordance with SSAP 101, the admissibility test is based on the realization threshold table and other limitations. The Company also admitted deferred tax assets that can be used to offset deferred tax liabilities.

As a result of the 2017 Tax Act, the Company’s deferred tax rate changed from 34% to 21%. This tax rate change resulted in a reduction in the value of the Company’s Deferred Tax Asset but did not affect the net admitted tax asset on the Company’s balance sheet.

The Tax Act limits life reserves for tax purposes to the greater of net surrender value or 92.81 percent of required reserves. This did not have a meaningful impact to the net admitted assets on the Company’s balance sheet, but increased the value of the Deferred Tax Asset.

27

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 6 - Federal Income Taxes (Continued)

The components of the net deferred tax assets (DTA) as of December 31 are as follows:

	December 31, 2018
	Ordinary	Capital	Total
Gross deferred tax assets	$4,976,529	$974,416	$5,950,945
Statutory valuation allowance adjustments	—	—	—

Adjusted gross deferred tax assets	4,976,529	974,416	5,950,945
Deferred tax assets nonadmitted	3,490,820	655,190	4,146,010

Net admitted deferred tax asset	1,485,709	319,226	1,804,935
Deferred tax liabilities	1,047,308	319,226	1,366,534

Net admitted deferred tax asset	$438,401	$—	$438,401

	December 31, 2017
	Ordinary	Capital	Total
Gross deferred tax assets	$6,981,090	$947,265	$7,928,355
Statutory valuation allowance adjustments	—	—	—

Adjusted gross deferred tax assets	6,981,090	947,265	7,928,355
Deferred tax assets nonadmitted	6,192,750	581,716	6,774,466

Net admitted deferred tax asset	788,340	365,549	1,153,889
Deferred tax liabilities	334,063	365,549	699,612

Net admitted deferred tax asset	$454,277	$—	$454,277

	Change
	Ordinary	Capital	Total
Gross deferred tax assets	$(2,004,561)	$27,151	$(1,977,410)
Statutory valuation allowance adjustments	—	—	—

Adjusted gross deferred tax assets	(2,004,561)	27,151	(1,977,410)
Deferred tax assets nonadmitted	(2,701,930)	73,474	(2,628,456)

Net admitted deferred tax asset	697,369	(46,323)	651,046
Deferred tax liabilities	713,245	(46,323)	666,922

Net admitted deferred tax asset	$(15,876)	$—	$(15,876)

28

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 6 - Federal Income Taxes (Continued)

The amount of each component of the calculation by character of paragraph 11 of SSAP 101 as of December 31, 2018 and 2017 is as follows:

	Ordinary	Capital	Total
2018

Can be recovered through loss carrybacks	$—	$—	$—
Lessor of:
Adjusted gross DTA expected to be recognized following the balance sheet date	438,401	—	438,401
Adjusted gross DTA allowed per limitation threshold	—	—

Adjusted gross DTAs offset against existing DTLs	1,047,308	319,226	1,366,534

Admitted DTAs	$1,485,709	$319,226	$1,804,935

Net change during year in DTA nonadmitted			$(2,628,456)

	Ordinary	Capital	Total
2017

Can be recovered through loss carrybacks	$—	$—	$—
Lessor of:
Adjusted gross DTA expected to be recognized following the balance sheet date	454,277	—	454,277
Adjusted gross DTA allowed per limitation threshold	—	—	—

Adjusted gross DTAs offset against existing DTLs	334,063	365,549	699,612

Admitted DTAs	$788,340	$365,549	$1,153,889

Net change during year in DTA nonadmitted			$(4,484,005)

29

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 6 - Federal Income Taxes (Continued)

The Company used the following basis to determine the recovery period and threshold limitation of DTAs:

	2018	2017
RBC ratio	912%	615%
Adjusted capital and surplus	$24,372,659	$14,362,214

The Company’s tax planning strategies did not include the use of reinsurance related tax planning strategies.

	Ordinary	Capital
	Percent	Percent	Total
2018
Impact of Tax Planning Strategies
Adjusted Gross DTAs
(% of Total Adjusted Gross DTAs)	83.63%	16.37%	100.00%
Net Admitted Adjusted Gross DTAs
(% of Total Net Admitted Adjusted Gross DTAs)	82.31%	17.69%	100.00%

2017
Impact of Tax Planning Strategies
Adjusted Gross DTAs
(% of Total Adjusted Gross DTAs)	88.05%	11.95%	100.00%
Net Admitted Adjusted Gross DTAs
(% of Total Net Admitted Adjusted Gross DTAs)	68.28%	31.72%	100.00%

30

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 6 - Federal Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the DTAs and deferred tax liabilities (DTLs) as of December 31 were as follows:

	2018	2017	Change
DTAs
Ordinary:
Policy reserves	$983,750	$328,914	$654,836
Investments	7,231	$—	7,231
Operating loss carryforward	3,162,600	5,859,284	(2,696,684)
Deferred acquisition costs	575,702	592,636	(16,934)
Nonadmitted assets	139,066	111,582	27,484
Provision for policyholders’ -
Dividends apportioned for payment	14,010	14,938	(928)
Premium deficiency reserve	36,903	39,251	(2,348)
Other amounts	57,267	34,485	22,782

Subtotal ordinary DTAs	4,976,529	6,981,090	(2,004,561)
Statutory valuation allowance	—	—	—
Nonadmitted DTAs	(3,490,820)	(6,192,750)	2,701,930

Admitted ordinary DTAs	1,485,709	788,340	697,369

Capital:
Other-than-temporary impairments	974,416	947,265	27,151

Nonadmitted DTAs	(655,190)	(581,716)	(73,474)

Admitted capital DTAs	319,226	365,549	(46,323)

Admitted DTAs	1,804,935	1,153,889	651,046

31

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 6 - Federal Income Taxes (Continued)

	2018	2017	Change
DTLs
Ordinary:
Fixed assets	$105,116	$121,747	$16,631
Amortized discount on bonds	93,645	138,685	45,040
Policyholder reserves	752,246	—	(752,246)
Other	96,301	73,631	(22,670)

Subtotal ordinary DTLs	1,047,308	334,063	(713,245)

Capital:
Unrealized capital gains	319,226	365,549	46,323

Subtotal capital DTLs	319,226	365,549	46,323

DTLs	1,366,534	699,612	(666,922)

Net admitted DTA	$438,401	$454,277	$(15,876)

The change in net deferred income taxes was comprised of the following:

	2018	2017	Change
Total DTAs	$5,950,945	$7,928,355	$(1,977,410)

Total DTLs	(1,366,534)	(699,612)	(666,922)

Net DTAs	$4,584,411	$7,228,743	(2,644,332)

Tax effect of unrealized capital gains			—

Change in net deferred income taxes			$(2,644,332)

32

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 6 - Federal Income Taxes (Continued)

The Company’s provision for income taxes does not bear the customary relationship to pretax statutory income that would be expected by applying ordinary corporate tax rates. A reconciliation of the Company’s provision for taxes to the amount determined by applying the statutory tax rate of 21% for 2018 and 34% for 2017 to pretax net income is as follows:

		Effective		Effective
	2018	Tax Rate	2017	Tax Rate
Provisions computed at statutory rate	$(527,468)	-21%	$(214,710)	-34%
Dividends received deduction	(121,800)	-5%	(349,520)	-55%
Change in enacted tax rates	—	0%	4,511,870	714%
NOL expiration	2,649,700	105%	—	0%
Other	490,312	20%	—	0%

	$2,490,744	99%	$3,947,640	625%

Federal income tax benefits	$(153,588)	-6%	$(539,258)	-85%
Change in deferred income taxes	2,644,332	105%	4,486,898	711%

Total statutory income taxes incurred	$2,490,744	99%	$3,947,640	625%

The Company does not have income tax expense available for recoupment in the event of future net losses.

The parent holding company filed a consolidated income tax return with its subsidiaries for 2017 and intends to do so for 2018. Each participant in the return is liable for its proportionate share of the tax assessment, if any, in accordance with the Company’s tax allocation agreement.

Tax years 2015 through 2018 are subject to examination by the IRS.

33

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 6 - Federal Income Taxes (Continued)

As of December 31, 2018, the Company had net operating loss carry-forwards available to offset future taxable income subject to federal income taxes as follows:

		Net Operating
Year Incurred	Year Expired	Loss
2010	2025	$3,066,037
2011	2026	2,188,503
2012	2027	1,352,668
2013	2028	2,663,634
2014	2029	509,274
2015	2030	2,240,373
2016	2031	1,118,511
2017	2032	—
2018	N/A	1,921,000

		$15,060,000

Recent changes in corporate tax laws regarding net operating losses (NOLs) have resulted in taxable income for tax periods after 2017 being limited to an 80% deduction with no carrybacks and indefinite carryforwards. Internal Revenue Code Section 382 limits how much of an NOL carryforward can be used to offset taxable income when there is a change of ownership, and the Company will be restricted in its ability to utilize these NOLs as a result of a 2018 change of ownership. This is reflected in the table above.

The Company does not have deposits admitted under Section 6603 of the Internal Revenue Code.

The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

34

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 7 - Nonadmitted Assets

Nonadmitted assets as of December 31 were as follows:

	2018	2017
Uncollected premiums and agents’ balance in the course of collection	$1,051	$1,536
Net deferred tax asset	4,146,010	6,774,466
Furniture and equipment	114,901	53,214
Healthcare and other amounts receivable	300,729	324,580
Aggregate write-ins for other assets	246,585	153,544

Total	$4,809,276	$7,307,340

Note 8 - Life Contract and Deposit-Type Reserves

Withdrawal characteristics of annuity actuarial reserves and deposit type contract funds and other liabilities without life or disability contingencies were as follows as of December 31:

	2018	2017
Subject to discretionary withdrawal:
At book value, less surrender charge	$23,823,795	$16,282,596
At market value	20,346,772	24,197,822

Total with adjustment or at market value	44,170,567	40,480,418

At book value without adjustment (minimal or no charge or adjustment)	55,019,614	57,443,381
Not subject to discretionary withdrawal	13,571,787	13,089,437

Total	$112,761,968	$111,013,236

Annuities	$78,240,047	$72,863,019
Supplemental contracts with life contingencies	3,117,804	2,522,155
Deposit type contracts	10,587,052	10,849,710

Subtotal	91,944,903	86,234,884

Separate accounts	20,817,065	24,778,352

Total	$112,761,968	$111,013,236

35

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 9 - Regulatory Matters

Minimum Surplus and Other Funds Requirements

Under the laws of the State of Illinois, the Company is currently required to maintain minimum statutory surplus and other funds of $1,500,000. Federal Life’s ability to pay dividends to the Company is limited by the insurance laws of the State of Illinois. All shareholder dividends are subject to notice filings with the Illinois Insurance Director. The maximum amount of dividends that can be paid by Illinois Life insurance companies to shareholders without 30 days prior notice to the director of the Illinois Department of Insurance is the greater of (i) statutory net income for the preceding year or (ii) 10% of statutory surplus as of the preceding year-end.

RBC Requirements

The NAIC requires the Company to submit annual RBC filings. The intent of the law is to help regulators identify insurers that may be in financial difficulty by establishing minimum capital needs based upon risks applicable to a specific insurer. The calculations for determining the amount of RBC utilize a series of dynamic formulas containing a variety of weighting factors that are applied to financial balances or levels of activity. As of December 31, 2018, the Company’s RBC calculation indicates that it exceeds the minimum requirements.

Note 10 - Related Party

During 2018, Americana Realty Company paid $486,000 in common stock dividends to Federal Life Insurance Company. Federal Life Holding Company paid $213,528 to Federal Life Insurance Company as reimbursement for reorganizational expenses incurred in 2017. Federal Life Holding Company paid $20,000 interest to Federal Life Insurance Company on its Guaranty Fund Note. Federal Life Insurance Company received $12.5 million in paid-in surplus from parent holding company. There is an expense sharing agreement where Americana Realty Company pays Federal Life Insurance Company $50,000 annually for cost of services provided. There is an expense sharing agreement where Fed Mutual Financial Services, Inc. pays Federal Life Insurance Company $6,000 annually for cost of services provided.

Note 11 - Contingencies

In the ordinary course of business, the Company is involved in certain claim and nonclaim related litigation, some of which involves or may involve substantial amounts. In the opinion of the Company management, the ultimate liability, if any, will not have a material effect on the financial condition of the Company.

The Company receives information from the National Organization of Life and Health Insurance Guaranty Associations regarding insolvencies of various insurance companies. It is expected that these insolvencies will result in future guaranty fund assessments against the Company. The Company has accrued $137,692 and $137,070 related to these assessments as of December 31, 2018 and 2017, respectively, and the liabilities are reflected in taxes, licenses and fees due or accrued in the accompanying statutory statements of admitted assets, liabilities, capital stock and surplus.

36

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2018 and 2017

Note 12 - Separate Accounts

All of the separate and variable accounts held by the Company relate to individual and group variable annuities of a nonguaranteed return nature. The Vanguard Group, Inc. is the sole custodian and fund manager for the closed block of separate account assets. The product classification is the same under SAP and GAAP. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative.

Nonguaranteed
Separate
Accounts
Premiums, considerations or deposits for the year ended December 31, 2018	$170,226

Reserve as of December 31, 2018:
For accounts with assets at:
Fair value	$20,817,065

Total reserves	$20,817,065

By withdrawal characteristics:

Subject to discretionary withdrawal:
At fair value	$20,817,065

Total	$20,817,065

Nonguaranteed
Separate
Accounts
Reconciliation on Net Transfers From Separate Accounts
1. Transfers as reported in the Summary of Operations of the Separate Accounts Statement
Transfers to separate accounts	$170,226
Transfers from separate accounts	(2,007,398)

Net transfers from separate accounts	(1,837,172)

2. Reconciling Adjustments Payment on supplementary contracts	82,300

3. Transfers as reported in the Summary of Operations of the Life, Accident and Health Annual Statement	$(1,754,872)

37

Note 13 - Reinsurance

The Company reinsures a portion of its business to other insurance companies to limit mortality risk and limit its overall financial exposure. The Company reinsures amounts over its $250 thousand retention limit on certain life policies through yearly renewable term (YRT) and coinsurance agreements. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liability and obligations to policyholders. The Company will only enter into a reinsurance agreement with reinsurers that have stable operating performance, including a minimum A.M. Best financial strength rating of “A-” (Excellent). We believe the assuming companies will be able to honor all contractual commitments, based on our periodic review of their financial statements, insurance industry reports and reports filed with state insurance departments.

In 2016, the Company entered into a reinsurance arrangement for the majority of its inforce Level Term business. This arrangement cedes 80% of the mortality risk on every such policy on a YRT basis that was not already ceded as described in the previous paragraph. In 2017, the Company entered into a similar reinsurance agreement for its Universal Life business.

Total premiums and annuity considerations included $2,095,151 reinsurance assumed and $2,813,046 reinsurance ceded in 2018 versus $2,642,885 reinsurance assumed and $2,075,142 reinsurance ceded in 2017.

Effective September 30, 2018, the Company is no longer participating in the FEGLI reinsurance program.

Note 14 - Benefit Plans

The Company has a 401(k) plan covering substantially all employees. Employees may contribute up to 10% of their total pretax compensation. The Company matches employee contributions up to 3% of compensation at the time of the contribution. The Company may match employee contributions up to an additional 3% cash compensation at the end of the year. The Company contributed $95,258 and $90,331 during the years ended December 31, 2018 and 2017, respectively, and the expense is recorded in general insurance expenses in the accompanying statutory statements of operations.

Note 15 - Concentrations

The Federal Deposit Insurance Corporation (FDIC) insures amounts on deposit with each financial institution up to limits as prescribed by law. The Company holds funds with financial institutions in excess of the FDIC insured amount. However, the Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash.

The largest investment in any single non-affiliated issuer, excluding United States government and government sponsored enterprise issuances, as of December 31, 2018 and 2017, was $2,253,840 and $2,143,424, respectively, representing 1.0% and 1.0%, respectively, of total admitted assets excluding separate accounts and representing 9.1% and 14.4% of surplus and other funds, respectively.

38

Note 16 - Subsequent Events

Subsequent events have been evaluated through April 9, 2019, which is the date the statutory financial statements were available to be issued.

On March 25, 2019, Federal Life Group, Inc. announced that it had given formal notice to the Nasdaq Stock Market of its intention to voluntarily delist its common stock from the Nasdaq Capital Market and also announced its intention to deregister its common stock under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”). On April 4, 2019, Federal Life Group, Inc. filed with the SEC and Nasdaq a Form 25, Notification of Removal of Listing and/or Registration Under Section 12(b) the Exchange Act, relating to the delisting and deregistration with the delisting of its common stock taking effect no earlier than ten days thereafter. As a result, Federal Life Group, Inc. expects that the last trading day of its common stock on the Nasdaq Capital Market will be on or about April 15, 2019, after which it will seek quotation of its shares on the OTC Pink Open Market. Further, on or about April 15, 2019, Federal Life Group, Inc. intends to file a Form 15 with the SEC to suspend its reporting obligations under Section 15(d) of the Exchange Act.

39

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246 816.221.6300 | Fax 816.221.6380 | bkd.com

Independent Auditor’s Report on Supplementary Information

Board of Directors

Federal Life Insurance Company

Riverwoods, Illinois

Our 2018 audit was conducted for the purpose of forming an opinion on the 2018 basic statutory financial statements as a whole. The statutory financial statements were prepared on the basis of accounting practices prescribed or permitted by the Illinois Department of Insurance. The accompanying supplemental schedules as of and for the year ended December 31, 2018 as listed in the table of contents are presented for the purpose of complying with the National Association of Insurance Commissioners’ Instructions to Annual Audited Financial Reports and the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual and are presented for purposes of additional analysis and are not a required part of the 2018 basic statutory financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the 2018 basic statutory financial statements. The information has been subjected to the auditing procedures applied in the audit of the 2018 basic statutory financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic statutory financial statements or to the basic statutory financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the 2018 basic statutory financial statements as a whole.

Kansas City, Missouri

April 9, 2019

Federal Life Insurance Company

Supplemental Selected Financial Data

Supplemental Schedule of Assets and Liabilities

As of and for the

Year Ended December 31, 2018

Investment Income Earned
U.S. Government bonds	$164,107
Bonds exempt from U.S. tax	—
Other bonds (unaffiliated)	7,107,274
Bonds of affiliates	—
Preferred stocks (unaffiliated)	—
Preferred stocks of affiliates	—
Common stocks (unaffiliated)	158,116
Common stocks of affiliates	580,000
Mortgage loans	—
Real estate	780,236
Contract loans	711,041
Cash and cash equivalents	63,183
Derivative instruments	—
Other invested assets	20,000
Aggregate write-ins for investment income	1,838

Gross investment income	9,585,795

Real Estate Owned—Book Value less Encumbrances	1,944,049

Mortgage Loans—Book Value
Farm	—
Residential	—
Commercial	—

Total mortgage loans	—

Mortgage Loans by Standing—Book Value
Good standing	—
Good standing with restructured terms	—
Interest overdue more than three months, not in foreclosure	—
Foreclosure in process	—

Other Long-Term Assets—Statement Value	—

Collateral Loans	—

Bonds and Stocks of Parents, Subsidiaries and Affiliates—Book Value
Bonds	—
Preferred stocks	—
Common stocks	572,222

Bonds and Short-Term Investment by Class and Maturity

Bonds by Maturity—Statement Value
Due within one year or less	$7,348,123
Over one year through 5 years	43,608,068
Over 5 years through 10 years	85,668,512
Over 10 years through 20 years	44,914,848
Over 20 years	3,633,677

Total by maturity	185,173,228

Bonds by Class—Statement Value
NAIC 1	113,588,252
NAIC 2	62,369,162
NAIC 3	7,253,788
NAIC 4	1,767,052
NAIC 5	194,974
NAIC 6	—

Total by class	185,173,228

Total Bonds Publicly Traded	173,829,509
Total Bonds Privately Placed	11,343,719
Preferred Stocks—Statement Value	—
Common Stocks—Market Value	6,569,063
Short-Term Investments—Book Value	—
Financial Options, Caps and Floors Owned—Statement Value	839,251
Financial Options, Caps and Floors Written and in Force—Statement Value	(388,602)
Financial Collars, Swaps and Forward Agreements Open—Statement Value	—
Financial Futures Contract Open—Current Price	—

Cash and Cash Equivalents	13,057,992

Life Insurance in Force (in thousands)
Industrial	—
Ordinary	1,648,906
Credit life	—
Group life	81,830

Amount of Accidental Death Insurance in Force Under Ordinary Policies (in thousands)	122,411

Life Insurance Policies with Disability Provisions in Force (in thousands)
Industrial	$—
Ordinary	123,274
Credit life	—
Group life	—

Supplementary Contracts in Force
Ordinary—not involving life contingencies
Amount on deposit	506,603
Income payable	344,585

Ordinary—involving life contingencies
Income payable	254,479

Group—not involving life contingencies
Amount on deposit	—
Income payable	—

Group—involving life contingencies
Income payable	—

Annuities—Ordinary
Immediate—amount of income payable	452,070
Deferred—fully paid account balance	40,438,536
Deferred—not fully paid account balance	—

Annuities—Group
Amount of income payable	631,956
Fully paid account balance	34,398,616
Not fully paid account balance	—

Accident and Health Insurance—Premiums in Force
Ordinary	98,281
Group	9,540
Credit	—

Deposits Funds and Dividend Accumulations
Deposits funds—account balance	8,236
Dividend accumulations—account balance	6,696,992

Claim Payments
Group accident and health 2018	$3,530
2017	306
2016	143
2015	103
2014	—
Prior	6,514

Other accident and health 2018	10,270
2017	37,172
2016	55,155
2015	64,233
2014	138,294
Prior	233,248

Other coverages that use development methods to calculate claims reserves 2018	—
2017	—
2016	—
2015	—
2014	—
Prior	—

ANNUAL STATEMENT FOR THE YEAR 2018 OF THE FEDERAL LIFE INSURANCE COMPANY

SUMMARY INVESTMENT SCHEDULE

		Gross Investment Holdings		Admitted Assets as Reported in the Annual Statement
		1	2	3	4	5	6
					Securities
					Lending
					Reinvested	Total
					Collateral	(Col. 3+4)
Investment Categories		Amount	Percentage	Amount	Amount	Amount	Percentage
1.	Bonds:
	1.1 U.S. treasury securities	2,201,708	1.006	2,201,708		2,201,708	1.006
	1.2 U.S. government agency obligations (excluding mortgage-backed securities):
	1.21 Issued by U.S. government agencies
	1.22 Issued by U.S. government sponsored agencies	9,998,856	4.570	9,998,856		9,998,856	4.570
	1.3 Non-U.S. government (including Canada, excluding mortgage-backed securities)
	1.4 Securities issued by states, territories, and possessions and political subdivisions in the U.S.:
	1.41 States, territories and possessions general obligations	1,699,104	0.777	1,699,104		1,699,104	0.777
	1.42 Political subdivisions of states, territories and possessions and political subdivisions general obligations	1,199,622	0.548	1,199,622		1,199,622	0.548
	1.43 Revenue and assessment obligations	12,724,075	5.816	12,724,075		12,724,075	5.816
	1.44 Industrial development and similar obligations	1,361,066	0.622	1,361,066		1,361,066	0.622
	1.5 Mortgage-backed securities (includes residential and commercial MBS):
	1.51 Pass-through securities:
	1.511 Issued or guaranteed by GNMA	69,458	0.032	69,458		69,458	0.032
	1.512 Issued or guaranteed by FNMA and FHLMC	2,716,568	1.242	2,716,568		2,716,568	1.242
	1.513 All other
	1.52 CMOs and REMICs:
	1.521 Issued or guaranteed by GNMA, FNMA, FHLMC or VA	33,748,606	15.426	33,748,606		33,748,606	15.426
	1.522 Issued by non-U.S. Government issuers and collateralized by mortgage-backed securities issued or guaranteed by agencies shown in Line 1.521
	1.523 All other	6,893,005	3.151	6,893,005		6,893,005	3.151
2.	Other debt and other fixed income securities (excluding short term):
	2.1 Unaffiliated domestic securities (includes credit tenant loans and hybrid securities)	95,774,239	43.777	95,774,239		95,774,239	43.777
	2.2 Unaffiliated non-U.S. securities (including Canada)	16,786,920	7.673	16,786,920		16,786,920	7.673
	2.3 Affiliated securities
3.	Equity interests:
	3.1 Investments in mutual funds	3,733,001	1.706	3,733,001		3,733,001	1.706
	3.2 Preferred stocks:
	3.21 Affiliated
	3.22 Unaffiliated
	3.3 Publicly traded equity securities (excluding preferred stocks):
	3.31 Affiliated
	3.32 Unaffiliated
	3.4 Other equity securities:
	3.41 Affiliated	572,222	0.262	572,222		572,222	0.262
	3.42 Unaffiliated	2,263,840	1.035	2,263,840		2,263,840	1.035
	3.5 Other equity interests including tangible personal property under lease:
	3.51 Affiliated
	3.52 Unaffiliated
4.	Mortgage loans:
	4.1 Construction and land development
	4.2 Agricultural
	4.3 Single family residential properties
	4.4 Multifamily residential properties
	4.5 Commercial loans
	4.6 Mezzanine real estate loans
5.	Real estate investments:
	5.1 Property occupied by company	1,944,049	0.889	1,944,049		1,944,049	0.889
	5.2 Property held for production of income (including $ of property acquired in satisfaction of debt)
	5.3 Property held for sale (including $ property acquired in satisfaction of debt)
6.	Contract loans	9,581,440	4.380	9,581,440		9,581,440	4.380
7.	Derivatives	450,649	0.206	450,649		450,649	0.206
8.	Receivables for securities
9.	Securities Lending (Line 10, Asset Page reinvested collateral)				XXX	XXX	XXX
10.	Cash, cash equivalents and short-term investments	13,057,992	5.969	13,057,992		13,057,992	5.969
11.	Other invested assets	2,000,000	0.914	2,000,000		2,000,000	0.914

12.	Total invested assets	218,776,421	100.000	218,776,421		218,776,421	100.000

SUPPLEMENT FOR THE YEAR 2018 OF THE FEDERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES

For The Year Ended December 31, 2018

(To Be Filed by April 1)

Of The FEDERAL LIFE INSURANCE COMPANY

Address (City, State and Zip Code)     Riverwoods, IL 60015

NAIC Group Code     00000              NAIC Company Code     63223              Employer’s ID Number    36-1063550

The Investment Risks Interrogatories are to be filed by April 1. They are also to be included with the Audited Statutory Financial Statements.

Answer the following interrogatories by reporting the applicable U.S. dollar amounts and percentages of the reporting entity’s total admitted assets held in that category of investments.

1.	Reporting entity’s total admitted assets as reported on Page 2 of this annual statement. $ 227,018,899

2.	Ten largest exposures to a single issuer/borrower/investment.

		1	2	3	4
		Issuer	Description of Exposure	Amount	Percentage of Total Admitted Assets
	2.01	Federal National Mortgage Association	MBS, CMO	$25,322,691	11.2%
	2.02	Wells Fargo Funds Trust	MM Fund	$9,608,709	4.2%
	2.03	Federal Home Loan Mortgage Corp	MBS, CMO	$9,270,044	4.1%
	2.04	FHLBanks Office of Finance	Bonds	$5,000,000	2.2%
	2.05	Federal Farm Credit Banks	Bonds	$4,998,856	2.2%
	2.06	Rreef America Reit II Corp. VVV	Equity	$2,253,840	1.0%
	2.07	Federal Life Holding Company	Sch BA-Surplus Notes	$2,000,000	0.9%
	2.08	Money Market Obligations Trust	MM Fund	$1,929,567	0.8%
	2.09	JPMorgan Chase & Co	Bonds	$1,496,875	0.7%
	2.10	Wells Fargo & Co	Bonds	$1,489,047	0.7%

3.	Amounts and percentages of the reporting entity’s total admitted assets held in bonds and preferred stocks by NAIC designation.

		Bonds	1		2		Preferred Stocks	3	4
	3.01	NAIC 1		$113,588,252	50.0%	3.07	P/RP-1	$		%
	3.02	NAIC 2		$62,369,162	27.5%	3.08	P/RP-2	$		%
	3.03	NAIC 3		$7,253,788	3.2%	3.09	P/RP-3	$		%
	3.04	NAIC 4		$1,767,052	0.8%	3.10	P/RP-4	$		%
	3.05	NAIC 5		$194,974	0.1%	3.11	P/RP-5	$		%
	3.06	NAIC 6	$		%	3.12	P/RP-6	$		%

4.	Assets held in foreign investments:

4.01	Are assets held in foreign investments less than 2.5% of the reporting entity’s total admitted assets?	Yes ☐ No ☒

If response to 4.01 above is yes, responses are not required for interrogatories 5 – 10.

4.02	Total admitted assets held in foreign investments	$11,736,592	5.2%
4.03	Foreign-currency-denominated investments	$	%
4.04	Insurance liabilities denominated in that same foreign currency	$	%

SUPPLEMENT FOR THE YEAR 2018 OF THE FEDERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (cont.)

5.	Aggregate foreign investment exposure categorized by NAIC sovereign designation:

			1	2
	5.01	Countries designated NAIC 1	$11,736,592	5.2%
	5.02	Countries designated NAIC 2	$		%
	5.03	Countries designated NAIC 3 or below	$		%

6.	Largest foreign investment exposures by country, categorized by the country’s NAIC sovereign designation:

			1	2
Countries designated NAIC 1:
	6.01	Country 1: United Kingdom	$2,456,073	1.1%
	6.02	Country 2: Switzerland	$2,002,185	0.9%
Countries designated NAIC 2:
	6.03	Country 1:	$		%
	6.04	Country 2:	$		%
Countries designated NAIC 3 or below:
	6.05	Country 1:	$		%
	6.06	Country 2:	$		%

			1	2
7.	Aggregate unhedged foreign currency exposure		$		%

8.	Aggregate unhedged foreign currency exposure categorized by NAIC sovereign designation:

			1	2
	8.01	Countries designated NAIC 1	$		%
	8.02	Countries designated NAIC 2	$		%
	8.03	Countries designated NAIC 3 or below	$		%

9.	Largest unhedged foreign currency exposures by country, categorized by the country’s NAIC sovereign designation:

			1	2
Countries designated NAIC 1:
	9.01	Country 1:	$		%
	9.02	Country 2:	$		%
Countries designated NAIC 2:
	9.03	Country 1:	$		%
	9.04	Country 2:	$		%
Countries designated NAIC 3 or below:
	9.05	Country 1:	$		%
	9.06	Country 2:	$		%

10.	Ten largest non-sovereign (i.e. non-governmental) foreign issues:

1	2	3	4
Issuer	NAIC Designation
10.01 Credit Suisse AG	1FE	$1,002,252	0.4%
10.02 Novartis Securities Investment Ltd.	1FE	$999,933	0.4%
10.03 Daimler Finance North America LLC	1FE	$994,781	0.4%
10.04 HSBC Holdings PLC	1FE	$991,478	0.4%
10.05 Shell International Finance B.V.	1FE	$990,511	0.4%
10.06 Johnson Controls International Public Limited Company	2FE	$514,408	0.2%
10.07 Yara International ASA	2FE	$507,687	0.2%
10.08 RenRe North America Holdings Inc.	1FE	$503,402	0.2%
10.09 TechnipFMC PLC	2FE	$500,000	0.2%
10.10 Aon PLC	2FE	$499,706	0.2%

SUPPLEMENT FOR THE YEAR 2018 OF THE FEDERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (cont.)

11.	Amounts and percentages of the reporting entity’s total admitted assets held in Canadian investments and unhedged Canadian currency exposure:

	11.01	Are assets held in Canadian investments less than 2.5% of the reporting entity’s total admitted assets?		Yes ☒ No ☐

		If response to 11.01 is yes, detail is not required for the remainder of Interrogatory 11.

			1		2
	11.02	Total admitted assets held in Canadian investments	$		%
	11.03	Canadian-currency-denominated investments	$		%
	11.04	Canadian-denominated insurance liabilities	$		%
	11.05	Unhedged Canadian currency exposure	$		%

12.	Report aggregate amounts and percentages of the reporting entity’s total admitted assets held in investments with contractual sales restrictions.

	12.01	Are assets held in investments with contractual sales restrictions less than 2.5% of the reporting entity’s total admitted assets?		Yes ☒ No ☐

		If response to 12.01 is yes, responses are not required for the remainder of Interrogatory 12.

		1	2		3
	12.02	Aggregate statement value of investments with contractual sales restrictions	$		%

		Largest three investments with contractual sales restrictions:

	12.03		$		%
	12.04		$		%
	12.05		$		%

13.	Amounts and percentages of admitted assets held in the ten largest equity interests:

	13.01	Are assets held in equity interest less than 2.5% of the reporting entity’s total admitted assets?		Yes ☐ No ☒

		If response to 13.01 is yes, responses are not required for the remainder of Interrogatory 13.

		1	2		3
		Issuer
	13.02	Rreef America Reit II Corp. VVV		$2,253,840	1.0%
	13.03	SPDR S&P 500 ETF Trust		$1,316,579	0.6%
	13.04	iShares Trust		$1,091,697	0.5%
	13.05	Vanguard Index Funds		$724,799	0.3%
	13.06	Americana Realty		$538,164	0.2%
	13.07	Vanguard International Equity Index Funds		$371,608	0.2%
	13.08	The Select Sector SPDR Trust		$228,318	0.1%
	13.09	Fed Mutual Financial Services Inc		$34,058	0.0%
	13.10	Federal Home Loan Bank of Chicago Capital Stock		$10,000	0.0%
	13.11		$		%

SUPPLEMENT FOR THE YEAR 2018 OF THE FEDERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (cont.)

14.	Amounts and percentages of the reporting entity’s total admitted assets held in nonaffiliated, privately placed equities:

	14.01	Are assets held in nonaffiliated, privately placed equities less than 2.5% of the reporting entity’s total admitted assets?	Yes ☒ No ☐

If response to 14.01 above is yes, responses are not required for the remainder of Interrogatory 14.

		1	2	3
	14.02	Aggregate statement value of investments held in nonaffiliated, privately placed equities	$		%

Largest three investments held in nonaffiliated, privately placed equities:

	14.03		$		%
	14.04		$		%
	14.05		$		%

15.	Amounts and percentages of the reporting entity’s total admitted assets held in general partnership interests:

	15.01	Are assets held in general partnership interests less than 2.5% of the reporting entity’s total admitted assets?	Yes ☒ No ☐

If response to 15.01 above is yes, responses are not required for the remainder of Interrogatory 15.

		1	2	3
	15.02	Aggregate statement value of investments held in general partnership interests	$		%

Largest three investments in general partnership interests:

	15.03		$		%
	15.04		$		%
	15.05		$		%

16.	Amounts and percentages of the reporting entity’s total admitted assets held in mortgage loans:

	16.01	Are mortgage loans reported in Schedule B less than 2.5% of the reporting entity’s total admitted assets?	Yes ☒ No ☐

If response to 16.01 above is yes, responses are not required for the remainder of Interrogatory 16 and Interrogatory 17.

		1	2	3
Type (Residential, Commercial, Agricultural)
	16.02		$		%
	16.03		$		%
	16.04		$		%
	16.05		$		%
	16.06		$		%
	16.07		$		%
	16.08		$		%
	16.09		$		%
	16.10		$		%
	16.11		$		%

SUPPLEMENT FOR THE YEAR 2018 OF THE FEDERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (cont.)

16.	Amount and percentage of the reporting entity’s total admitted assets held in the following categories of mortgage loans:

Loans
	16.12	Construction loans	$	%
	16.13	Mortgage loans over 90 days past due	$	%
	16.14	Mortgage loans in the process of foreclosure	$	%
	16.15	Mortgage loans foreclosed	$	%
	16.16	Restructured mortgage loans	$	%

17.	Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

	Loan-to-Value		Residential			Commercial			Agricultural
			1	2		3	4		5	6
	17.01	above 95%	$		%	$		%	$		%
	17.02	91% to 95%	$		%	$		%	$		%
	17.03	81% to 90%	$		%	$		%	$		%
	17.04	71% to 80%	$		%	$		%	$		%
	17.05	below 70%	$		%	$		%	$		%

18.	Amounts and percentages of the reporting entity’s total admitted assets held in each of the five largest investments in real estate:

	18.01 Are assets held in real estate reported less than 2.5% of the reporting entity’s total admitted assets?	Yes ☒ No ☐

If response to 18.01 above is yes, responses are not required for the remainder of Interrogatory 18.

Largest five investments in any one parcel or group of contiguous parcels of real estate.

Description 1	2	3
18.02	$		%
18.03	$		%
18.04	$		%
18.05	$		%
18.06	$		%

19.	Report aggregate amounts and percentages of the reporting entity’s total admitted assets held in investments held in mezzanine real estate loans:

	19.01	Are assets held in investments held in mezzanine real estate loans less than 2.5% of the reporting entity’s total admitted assets?	Yes ☒ No ☐

If response to 19.01 is yes, responses are not required for the remainder of Interrogatory 19.

	1	2	3
19.02	Aggregate statement value of investments held in mezzanine real estate loans:	$		%

Largest three investments held in mezzanine real estate loans:

19.03		$		%
19.04		$		%
19.05		$		%

SUPPLEMENT FOR THE YEAR 2018 OF THE FEDERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (cont.)

20.	Amounts and percentages of the reporting entity’s total admitted assets subject to the following types of agreements:

		At Year-End			1st Qtr	At End of Each Quarter 2nd Qtr	3rd Qtr
		1	2		3	4	5
	20.01 Securities lending agreements (do not include assets held as collateral for such transactions)	$		%	$	$	$
	20.02 Repurchase agreements	$		%	$	$	$
	20.03 Reverse repurchase agreements	$		%	$	$	$
	20.04 Dollar repurchase agreements	$		%	$	$	$
	20.05 Dollar reverse repurchase agreements	$		%	$	$	$

21.	Amounts and percentages of the reporting entity’s total admitted assets for warrants not attached to other financial instruments, options, caps, and floors:

		Owned				Written
		1		2		3		4
	21.01 Hedging		$839,251	0.4%			$(388,602)	(0.2)%
	21.02 Income generation	$			%	$			%
	21.03 Other	$			%	$			%

22.	Amounts and percentages of the reporting entity’s total admitted assets of potential exposure for collars, swaps, and forwards:

		At Year-End			1st Qtr	At End of Each Quarter 2nd Qtr	3rd Qtr
		1	2		3	4	5
	22.01 Hedging	$		%	$	$	$
	22.02 Income generation	$		%	$	$	$
	22.03 Replications	$		%	$	$	$
	22.04 Other	$		%	$	$	$

23.	Amounts and percentages of the reporting entity’s total admitted assets of potential exposure for futures contracts:

		At Year-End			1st Qtr	At End of Each Quarter 2nd Qtr	3rd Qtr
		1	2		3	4	5
	23.01 Hedging	$		%	$	$	$
	23.02 Income generation	$		%	$	$	$
	23.03 Replications	$		%	$	$	$
	23.04 Other	$		%	$	$	$

Federal Life Insurance Company

Independent Auditor’s Report and Statutory Financial Statements

December 31, 2017 and 2016

Federal Life Insurance Company

December  31, 2017 and 2016

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246 816.221.6300 | Fax 816.221.6380 | bkd.com

Independent Auditor’s Report

Board of Directors

Federal Life Insurance Company

Riverwoods, Illinois

Report on the Financial Statements

We have audited the accompanying statutory financial statements of Federal Life Insurance Company (the Company), which comprise the statutory statements of admitted assets, liabilities, capital stock and surplus of the Company as of December 31, 2017 and 2016, and the related statutory statements of operations, capital stock and surplus and cash flows for the years then ended, and the related notes to the statutory financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these statutory financial statements in accordance with the accounting practices prescribed or permitted by the Illinois Department of Insurance. Management is also responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of statutory financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these statutory financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statutory financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statutory financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statutory financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Board of Directors

Federal Life Insurance Company

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the statutory financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Illinois Department of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between these statutory accounting practices and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the statutory financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of Federal Life Insurance Company as of December 31, 2017 and 2016, or the results of its operations or its cash flows for the years then ended.

Opinion on Regulatory Basis of Accounting

In our opinion, the statutory financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital stock and surplus of Federal Life Insurance Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.

Kansas City, Missouri

May 17, 2018

Federal Life Insurance Company

Statutory Statements of Admitted Assets, Liabilities,

Capital Stock and Surplus

December 31, 2017 and 2016

Admitted Assets

	2017	2016
Cash and Invested Assets
Bonds	$181,560,330	$168,633,647
Common stocks	6,771,945	8,467,704
Real estate - Properties occupied by the Company	1,954,937	1,986,884
Cash and short-term investments	3,369,750	7,080,252
Contract loans	9,852,377	10,058,627
Other invested assets	2,255,110	2,059,515

Total cash and invested assets	205,764,449	198,286,629

Investment income due and accrued	1,919,648	2,277,031
Uncollected premiums and agents’ balances in the course of collection	172,046	186,993
Deferred premiums, agents’ balances and installments booked but deferred and not yet due	3,493,900	4,309,747
Amounts recoverable from reinsurers	78,924	—
Funds held by or deposited with reinsured companies	1,357,658
Current federal income tax recoverable	23,647	237,215
Net deferred tax asset	454,277	457,170
Guaranty funds receivable or on deposit	10,473	10,960
Electronic data processing equipment	117,578	236,568
Health care and other amounts receivable	44,326	3,152
Aggregate write-ins for other than invested assets	566	854

Total admitted assets excluding separate accounts	213,437,492	206,006,319
From separate accounts	24,778,918	21,513,019

Total admitted assets	$238,216,410	$227,519,338

See Notes to Statutory Financial Statements

Liabilities, Capital Stock and Surplus

	2017	2016
Liabilities
Aggregate reserve for life contracts	$180,457,916	$173,876,169
Aggregate reserve for accident and health contracts	386,328	350,867
Liability for deposit-type contracts	10,849,708	10,529,460
Contract claims - Life	1,964,557	1,884,092
Contract claims - Accident and health	5,000	5,086
Policyholders’ dividends and coupons due and unpaid	183	1,172
Provision for policyholders’ dividends apportioned for payment	71,135	85,885
Premiums and annuity considerations received in advance	18,010	15,526
Other amounts payable on reinsurance	574,198	—
Interest maintenance reserve	481,157	686,125
Commissions to agents due or accrued	69,900	100,400
General expenses due or accrued	163,744	190,213
Taxes, licenses and fees due or accrued	351,612	371,992
Unearned investment income	37,296	42,628
Amounts withheld or retained by the Company as agent or trustee	97,809	105,726
Amounts held for agents’ account	12,897	8,741
Remittances and items not allocated	305,412	214,535
Asset valuation reserve	2,656,561	2,821,505

Total liabilities excluding separate accounts	198,503,423	191,290,122

From separate accounts	24,778,918	21,513,019

Total liabilities	223,282,341	212,803,141

Capital Stock and Surplus
Capital Stock, par value $1 per share; 25,000,000 shares authorized, 2,500,000 shares issued and outstanding	2,500,000	2,500,000
Special surplus funds	400,000	400,000
Unassigned funds	12,034,069	11,816,197

Total capital stock and surplus	14,934,069	14,716,197

Total liabilities, capital stock and surplus	$238,216,410	$227,519,338

3

Federal Life Insurance Company

Statutory Statements of Operations

Years Ended December 31, 2017 and 2016

	2017	2016
Premiums and Other Revenues
Premiums and annuity considerations	$25,762,155	$22,778,226
Consideration for supplementary contracts with life contingencies	109,475	222,996
Net investment income	9,518,761	9,586,208
Amortization of interest maintenance reserve	382,648	364,894
Commissions and expense allowances on reinsurance ceded	41,951	41,026
Income from fees associated with investment management, administration and contract guarantees from separate accounts	191,757	183,483
Aggregate write-ins for miscellaneous income	10,496	4,451

Total premiums and other revenues	36,017,243	33,181,284

Benefits and Expenses
Death benefits	9,564,660	10,251,573
Matured endowments	203,319	114,014
Annuity benefits, surrender benefits and withdrawals for life contracts	9,276,014	13,605,038
Disability benefits and benefits under accident and health contracts	100,652	112,418
Coupons, guaranteed annual pure endowments and similar benefits	43	43
Interest and adjustments on contract or deposit-type contract funds	385,730	315,350
Payments on supplementary contracts with life contingencies	228,004	219,675
Increase in aggregate reserves for life and accident and health contracts	6,617,209	2,030,084
Commissions on premiums, annuity considerations and deposit-type contract funds	1,832,517	1,925,353
General insurance expenses	9,055,528	9,026,486
Insurance taxes, licenses and fees	716,044	722,047
Decrease in loading on deferred and uncollected premiums	(144,361)	(99,287)
Net transfers from separate accounts, net of reinsurance	(262,852)	(3,732,735)

Total benefits and expenses	37,572,507	34,490,059

Net Loss from Operations Before Dividends to Policyholders and Federal Income Taxes	(1,555,264)	(1,308,775)

Dividends to policyholders	66,309	86,230

Net Loss from Operations After Dividends to Policyholders and Before Federal Income Taxes	(1,621,573)	(1,395,005)

Federal income tax benefit	539,258	309,830

Net Loss from Operations After Dividends to Policyholders and Federal Income Taxes Benefit and Before Realized Capital Gains	(1,082,315)	(1,085,175)

Net realized capital gains	990,073	1,021,285

Net Loss	$(92,242)	$(63,890)

See Notes to Statutory Financial Statements
4

Federal Life Insurance Company

Statutory Statements of Capital Stock and Surplus

Years Ended December 31, 2017 and 2016

				Total
	Capital	Special	Unassigned	Capital Stock
	Stock	Funds	Funds	and Surplus
Balance, January 1, 2016	$—	$400,000	$14,898,680	$15,298,680

Net loss	—	—	(63,890)	(63,890)
Change in net unrealized capital losses	—	—	(402,915)	(402,915)
Change in net deferred income tax	—	—	490,441	490,441
Change in nonadmitted assets	—	—	(549,937)	(549,937)
Paid in surplus	2,500,000	—	(2,500,000)	—
Change in asset valuation reserve	—	—	(56,182)	(56,182)

Balance, December 31, 2016	2,500,000	400,000	11,816,197	14,716,197

Net loss	—	—	(92,242)	(92,242)
Change in net unrealized capital gains	—	—	50,823	50,823
Change in net deferred income tax	—	—	(4,486,898)	(4,486,898)
Change in nonadmitted assets	—	—	4,581,245	4,581,245
Paid in surplus	—	—	3,050,000	3,050,000
Dividends to stockholders	—	—	(3,050,000)	(3,050,000)
Change in asset valuation reserve	—	—	164,944	164,944

Balance, December 31, 2017	$2,500,000	$400,000	$12,034,069	$14,934,069

See Notes to Statutory Financial Statements
5

Federal Life Insurance Company

Statutory Statements of Cash Flows

Years Ended December 31, 2017 and 2016

	2017	2016
Cash from Operations
Premiums collected, net of reinsurance	$25,494,431	$22,813,492
Net investment income	9,935,271	9,358,683
Miscellaneous income	244,204	228,959
Benefits and loss related payments	(19,182,769)	(24,534,311)
Net transfers to separate accounts	262,852	3,732,736
Commissions, expenses paid and aggregate write-ins for deductions	(11,679,934)	(11,647,640)
Dividends paid to policyholders	(82,048)	(255,559)
Federal income taxes recovered	752,826	187,839

Net cash (used in) from operations	5,744,833	(115,801)

Cash from Investments
Proceeds from investments sold, matured or repaid
Bonds	23,130,505	26,986,009
Stocks	2,983,114	3,393,612
Other invested assets	153,756	—
Miscellaneous proceeds	(137)	55

Total investment proceeds	26,267,238	30,379,676

Cost of investments acquired
Bonds	(35,816,343)	(26,594,480)
Stocks	(352,213)	(510,894)
Real estate	(84,982)	(225,812)
Other invested assets	(255,110)	(2,000,000)
Miscellaneous applications	(60)	(79,852)

Total investments acquired	(36,508,708)	(29,411,038)

Net decrease in contract loans and premium notes	(206,250)	(70,066)

Net cash (used in) from investments	(10,035,220)	1,038,704

Cash from Financing and Miscellaneous Sources
Capital and paid in surplus	3,050,000	—
Net change in deposit-type contracts and other insurance liabilities	320,248	490,173
Dividends to stockholders	(3,050,000)	—
Other cash provided	259,637	(19,871)

Net cash (used in) from financing and miscellaneous sources	579,885	470,302

Net Change in Cash and Short-term Investments	(3,710,502)	1,393,205

Cash and Short-term Investments, Beginning of Year	7,080,252	5,687,047

Cash and Short-term Investments, End of Year	$3,369,750	$7,080,252

See Notes to Statutory Financial Statements
6

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 1 - Nature of Operations

Federal Life Insurance Company (the Company) was incorporated on September 8, 1899 under the laws of the State of Illinois and commenced business on May 5, 1900. The Company is a stock life insurance company domiciled in the State of Illinois (State). The Company’s primary business is the sale of various life, accident and health and annuity products through independent agents. Group and individual life insurance make up the majority of the Company’s sales. The Company is licensed to sell its products in 45 states and the District of Columbia; its primary markets are California, Florida, Illinois, Pennsylvania, Ohio, Texas and Wisconsin.

In 2016, Federal Life Mutual Holding Company was approved by the Illinois Department of Insurance to organize as a mutual holding company, and the Company converted from a mutual company into a stock company. An intermediary stock Company, FEDHO Holding Company (FEDHO) was formed, along with the ultimate Parent Company, Federal Life Mutual Holding Company (Holding Company). On June 22, 2016, the membership interests and the contract rights of the policyholders were separated. The membership interests in the Company were transferred to the Holding Company. Policyholder rights remain with the Company. The Holding Company was required to deposit $1,500,000 with the State. To fund the deposit, the Company issued a $2,000,000 Guaranty Fixed Note to the Holding Company at 1% interest. Repayment of the surplus note, including interest payments, is subject to the regulatory approval of the State. The Illinois Department of Insurance has approved a permitted practice to admit the $2,000,000 Guaranty Fixed Note issued to the Holding Company. Without this approval, the asset would be non-admitted and total capital and surplus would be reduced by $2,000,000.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practice prescribed and permitted by the State of Illinois are shown below.

	2017	2016
Net Loss, Illinois State basis	$(92,242)	$(63,890)

State Prescribed Practice:
Admitted guaranty fund note	—	—

Net Loss, NAIC SAP	$(92,242)	$(63,890)

Statutory Surplus, Illinois State basis	$14,934,069	$14,716,197

State Prescribed Practice:
Admitted guaranty fund note	(2,000,000)	(2,000,000)

Statutory Surplus, NAIC SAP	$12,934,069	$12,716,197

The Company owns 100% of the following noninsurance subsidiaries: Americana Realty Company (Americana) and FED Mutual Financial Services, Inc. (FED Mutual).

7

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 2 - Significant Accounting Policies

Basis of Financial Reporting

The accompanying statutory financial statements have been prepared in conformity with statutory accounting principles (SAP) prescribed or permitted by the Illinois Department of Insurance (the Department). These principles are designed primarily to demonstrate the ability to meet obligations to policyholders and, consequently, differ in some respects from accounting principles generally accepted in the United States of America (GAAP) commonly followed by other types of enterprises in the preparation of financial statements. The major statutory requirements differing from GAAP are as follows:

(a)

The assets in the accompanying statutory financial statements are stated at admitted asset values. The term “admitted asset values” means the assets are stated at values permitted to be reported to the Department for financial statement purposes in accordance with the rules and regulations of the Department. The term “nonadmitted assets” means assets other than those assets which are so permitted to be reported.

(b)

Investments in bonds are carried at cost or amortized cost, or if impaired, are carried at the lower of cost/amortized cost or fair value. GAAP requires that such securities be classified as held-to-maturity, trading or available-for-sale. For GAAP, securities classified as held-to-maturity are carried at cost or amortized cost, and securities classified as trading or available-for-sale are carried at fair value with unrealized gains and losses reported in income for those securities classified as trading and in equity for those securities classified as available-for-sale.

(c)

Impairment losses on loan-backed and structured securities are recorded in the statement of income under SAP; under GAAP, they are classified in the statement of income and/or as a component of other comprehensive income.

(d)

The accounts and operations of subsidiaries are not consolidated with the accounts and operations of the Company as required under GAAP. Rather, under SAP, the Company’s investments in unconsolidated wholly-owned subsidiaries are carried on the basis of the net assets of the subsidiaries. Undistributed changes in the carrying value of subsidiaries are charged or credited directly to unassigned funds.

(e)

Home office properties are included in investments for SAP. Additionally, under SAP, the Company is required to record self- assessed rental income with a corresponding offset to rental expense for its home office. Under GAAP, home office would be included in property and equipment. Additionally, no self-assessed rental income or expense is required under GAAP.

8

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 2 - Significant Accounting Policies (Continued)

(f)

Provision for deferred taxes is computed for federal income taxes only and is subject to certain limitations. Changes in deferred taxes are reflected in surplus. Under GAAP, deferred taxes are provided for federal and state income taxes subject to a valuation allowance, and certain changes are reflected in operations. In addition, capital gains tax on unrealized gains and losses is netted against those gains and losses on the statutory statement of operations.

(g)

Certain policy liabilities are calculated based on valuation interest and mortality assumptions, which are generally more conservative than assumptions based on estimated expected experience and actual account balances as under GAAP. Life insurance policy reserves are provided for under methods recognized by insurance regulatory authorities using principally the 1941, 1958, 1980 and 2001 Commissioners Standard Ordinary mortality tables and assuming interest rates ranging from 2.50% to 5.75%. Annuity benefit reserves principally represent net premium amounts plus accumulated interest.

(h)	Statutory accounting permits amounts due to or from reinsurers to be netted against policy liabilities. GAAP requires these reinsurance balances to be reported gross.

(i)

The Asset Valuation Reserve (AVR) and Interest Maintenance Reserve (IMR) were determined by National Association of Insurance Commissioners (NAIC) prescribed formulas and are reported as liabilities rather than as valuation allowances or appropriations of unassigned funds. The AVR and IMR are not recognized under GAAP. The AVR represents a provision for possible fluctuations in the value of bonds, common stock, real estate and other invested assets. Changes in the AVR are charged or credited directly to unassigned funds. The IMR represents the net accumulated unamortized realized capital gains and losses attributable to changes in the general level of interest rates on sales of fixed-income investments, principally bonds. Such gains and losses are amortized into income over the remaining period to maturity based on the seriatim method.

(j)	Revenues for annuity policies with life contingencies consist of premiums received under SAP, rather than policy charges for annuities, which are period certain, under GAAP.

(k)	Costs of acquiring new business are expensed when incurred rather than capitalized and amortized over the period of future revenues or gross profits of the related policies as required under GAAP.

(l)	Comprehensive income is not reported under SAP.

(m)	The statutory statements of cash flows do not classify cash flows consistently with GAAP and a reconciliation of net income to net cash provided by operating activities is not presented.

9

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 2 - Significant Accounting Policies (Continued)

Management’s Estimates

The preparation of financial statements in conformity with SAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the statutory financial statements primarily include investment valuations and estimates of reserves for future policy benefits. Actual results could differ from estimates.

Investments

Bonds, excluding loan-backed and structured securities, are generally reported at cost or amortized cost. Bonds with NAIC Securities Valuation Office (SVO) ratings of 6 are carried at the lower of amortized cost or fair value. Discount or premium on bonds is amortized using the interest method.

Loan-backed and structured securities (RMBS, CMBS, ABS) are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from a pricing service and are based on the current interest rate and economic environment. The retrospective adjustment method is generally used to value all such securities.

Unaffiliated common stock is reported at fair value as determined by the SVO, or other acceptable market pricing sources, and the related unrealized capital gains and losses are reported in surplus, net of the adjustment for deferred federal income tax.

Common stock of affiliates is recorded based on the underlying audited GAAP equity of the respective entity’s financial statements. Undistributed changes in such underlying audited GAAP equity are recorded as net unrealized capital gains and losses. The Company reports each of the following at audited GAAP equity: Americana and FED Mutual. The underlying audited GAAP equity value is comprised of cash and investments that approximates fair value.

Real estate is stated at the lower of cost, less accumulated depreciation, or fair value less encumbrances. Real estate is depreciated using the straight line method over 50 years.

Short-term investments consist of money market funds as of December 31, 2017 and 2016.

Contract loans are reported at unpaid balances.

Realized investment gains and losses are determined on a specific identification basis.

10

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 2 - Significant Accounting Policies (Continued)

An investment is considered impaired when the fair value of the investment is less than its cost or amortized cost. When an investment is impaired, the Company must make a determination as to whether the impairment is other-than-temporary (OTTI). Some of the factors considered in identifying OTTI include: (1) the likelihood of the recoverability of principal and interest for bonds (i.e., whether there is a credit loss) or cost for common stocks; (2) the length of time and extent to which the fair value has been less than amortized cost for bonds or cost for common stocks; and (3) the financial condition, near-term and long-term prospects for the issuer, including the relevant industry conditions and trends, and implications of rating agency actions and offering prices.

For bonds, other than loan-backed and structured securities, an other-than-temporary impairment is considered to have occurred if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the security or intends to sell a security prior to its maturity at an amount below its carrying value. When a decline in the fair value of a bond is determined to be other-than-temporary, an impairment loss is recognized for the entire difference between the security’s carrying value and its fair value at the balance sheet date. The fair value of the bond on the date of OTTI becomes the new cost basis of the bond, and the new cost basis is not adjusted for any subsequent recoveries in fair value. The difference between the new cost basis and the expected cash flows is accreted to net investment income earned over the remaining expected life of the investment.

Under SAP guidance, with respect to an investment in an impaired loan-backed or structured security, OTTI occurs if the Company (a) intends to sell the security, (b) has an inability or lack of intent to retain the investment in the security for a period of time sufficient to recover the amortized cost basis, or (c) the present value of cash flows expected to be collected is less than the amortized cost basis of the security.

If the Company intends to sell the security, or does not have the intent and ability to retain the security for a period of time sufficient to recover the amortized cost basis, a loss in the entire amount of the difference between the security’s carrying value and its fair value at the balance sheet date is reflected in net investment income in the statutory statements of operations.

If the Company determines that it is probable it will be unable to collect all amounts or the present value of cash flows expected to be collected is less than the amortized cost basis of the security and the Company has no intent to sell the security and has the intent and ability to hold, a credit loss is recognized in net realized capital gains (losses) in the statutory statements of operations to the extent that the present value of expected cash flows is less than the amortized cost basis; any difference between fair value and the new amortized cost basis (net of the credit loss) is reflected as an unrealized loss.

Upon recognizing an OTTI, the new cost basis of the security is the previous amortized cost basis less the OTTI recognized. The new cost basis is not adjusted for any subsequent recoveries in fair value; however, the difference between the new cost basis and the expected cash flows is accreted to net investment income over the remaining expected life of the investment.

11

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 2 - Significant Accounting Policies (Continued)

The determination of OTTI is a subjective process and different judgments and assumptions could affect the timing of loss realization. The Company determines the credit loss component of loan-backed investments by utilizing discounted cash flow modeling to determine the present value of the security and comparing the present value with the amortized cost of the security. The significant inputs used to measure the amount related to the credit loss include, but are not limited to, performance indicators of the underlying assets in the security including default rates and credit ratings. Prepayment assumptions for loan-backed securities were obtained from broker confirmations and prospectuses, custodial information or internal estimates. The retrospective adjustment method was used for all loan-backed securities.

The Company recorded no OTTI write downs in the bond portfolio for the years ended December 31, 2017 and 2016, respectively.

Fair Value Measurement

Statement of Statutory Accounting Principles (SSAP) No. 100, Fair Value Measurements, (SSAP 100) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance describes three approaches to measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach. Each approach includes multiple valuation techniques. The standard does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. Level 1 inputs are given the highest priority in the hierarchy while Level 3 inputs are given the lowest priority. Financial assets and liabilities carried at fair value are classified in one of the following three categories based on the nature of the inputs to the valuation technique used:

•

Level 1 - Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data.

•

Level 3 - Unobservable inputs that are not corroborated by market data. These inputs reflect management’s best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

12

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 2 - Significant Accounting Policies (Continued)

Restricted Assets

According to the revisions to SSAP No. 1, effective in 2013, the only restricted assets held by the Company are those on deposit with a state and a stock with restricted sales. For the years ended December 31, 2017 and 2016, the balance of assets on deposits with states as required by law are approximately $2,862,000 and $2,764,000, respectively. For the years ended December 31, 2017 and 2016, the stock with restricted sales balance was $10,000 and $75,100, respectively. The total restricted assets constituted approximately 2% of total admitted assets for both years ended December 31, 2017 and 2016.

Investment Income Due and Accrued

The Company’s accounting policy excludes from surplus all investment income due and accrued with amounts that are over 90 days past due. However, no such overdue balances existed as of December 31, 2017 and 2016.

Federal Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in unassigned surplus in the period that includes the enactment date.

Management evaluates uncertain tax positions. If the tax position is more likely than not (a likelihood of more than 50 percent) that a reasonably estimated tax position will be sustained upon examination, including resolution of any related appeals or litigation process, then the tax position will be based on the technical merits of the position. If the estimated tax loss contingency is greater than 50% of the tax benefit originally recognized, the tax loss contingency recorded shall be equal to 100% of the original tax benefit recognized. The Company records any interest and penalties assessed by taxing authorities as incurred to federal income taxes incurred on the accompanying statutory statements of operations.

Electronic Data Processing Equipment

Electronic data processing (EDP) equipment are carried at cost, less accumulated depreciation. EDP is depreciated using modified accelerated cost recovery system double declining straight line method over its useful life, which is generally three years.

13

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 2 - Significant Accounting Policies (Continued)

EDP consisted of the following as of December 31:

	2017	2016
Electronic data processing equipment	$2,690,878	$2,699,305
Accumulated depreciation	(2,573,300)	(2,462,737)

	$117,578	$236,568

The Company recorded depreciation expense from EDP equipment of $137,809 and $129,078 for the years ended December 31, 2017 and 2016, respectively.

Policy Liabilities

Life, annuity, accident and health policy liabilities are developed by actuarial methods and are intended to provide, in the aggregate, reserves that are greater than, or equal to, the minimum or guaranteed policy cash values or the amounts required by law. Reserves for future life policy benefits have been computed using the Commissioners’ Reserve Valuation Method or the Net Level Premium Method. Reserves for annuities and deposit-type contracts have been computed using the Commissioners’ Annuity Reserve Valuation Method.

The Company waives deduction of deferred fractional premiums upon the death of an insured and returns any portion of the final premium beyond the date of death for all contracts that contain this provision. Surrender values are not promised in excess of the legally computed reserves.

Traditional policies issued on substandard lives are charged an extra premium plus the regular gross premium for the true age. The corresponding reserves held on such policies are calculated on the same basis as standard policies with an additional reserve of one half of the annual extra premium charge.

Deposit-type contracts are comprised of accumulated deposits plus interest credited, less withdrawals net of surrender charges.

As of December 31, 2017 and 2016, the Company had $98,857,000 and $101,844,000, respectively, of insurance in force for which the gross premiums were less than the net premium according to the standard valuations set by the Department. The Company has established a deficiency reserve of $186,563 and $192,278 as of December 31, 2017 and 2016, respectively, which is recorded in the aggregate reserve for life contracts on the accompanying statutory statements of admitted assets, liabilities, capital stock and surplus. The Company did not consider anticipated investment income when calculating its premium deficiency reserves.

14

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 2 - Significant Accounting Policies (Continued)

Contract Claims

Contract claims represent the estimated ultimate net cost of all reported and unreported claims incurred and unpaid as of December 31. The reserves for unpaid policy and contract claims are estimated using individual case-basis valuations and statistical analysis. These estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for contract claims are adequate. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

Reinsurance

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover benefits paid by ceding reinsurance to other reinsurers under coinsurance and yearly renewable term agreements. In the event the reinsurer is unable to meet its obligation, the Company will be required to pay such claims.

AVR and IMR

The AVR is determined using NAIC prescribed formulas and is reported as a liability rather than as a valuation allowance or appropriation of surplus. The AVR represents an allowance for possible fluctuations in the value of bonds, common stocks and real estate. As of December 31, 2017 and 2016, the Company recorded AVR of $2,656,561 and $2,821,505 respectively.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The unamortized balance is reported as the IMR. As of December 31, 2017 and 2016, the Company recorded IMR of $481,157 and $686,125, respectively.

Separate Account Assets and Liabilities

Separate account assets and liabilities reported in the accompanying statutory financial statements represent funds that are separately administered, principally for annuity contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account assets, consisting of investments in mutual funds, are recorded at fair value. Operations for the separate accounts are not included in the accompanying statutory financial statements.

15

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 2 - Significant Accounting Policies (Continued)

Special Surplus Funds

Special surplus funds are comprised of contributions provided to the Company in the organization stage to defray the expenses and meet the minimum surplus requirements at the Company’s inception as required to obtain a license to do the business of insurance.

Risks and Uncertainties

The development of liabilities for future policy benefits for the Company’s products requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense and investment experience. Such estimates are primarily based on historical experience and future expectation of mortality, morbidity, expense, persistency and investment assumptions. Actual results could differ materially from those estimates. Management monitors actual experience, and where circumstances warrant, revises its assumptions and the related future policy benefit estimates.

The Company’s investments are primarily comprised of bonds, common stocks, real estate and contract loans. Significant changes in prevailing interest rates and economic conditions may adversely affect the timing and amount of cash flows on such investments, as well as their related values. A significant decline in market value of these investments could have an adverse effect on the Company’s surplus.

The Company regularly invests in mortgage-backed securities and other securities subject to prepayment and call risk. Significant changes in prevailing interest rates may adversely affect the timing and amount of cash flows on such securities. In addition, the amortization of market premium and accretion of market discount for mortgage-backed securities is based on historical experience and estimates of future payment speeds on the underlying mortgage loans. Actual prepayment speeds will differ from original estimates and may result in material adjustments to amortization or accretion recorded in future periods.

However, the Company has not experienced any such losses and management believes it is not exposed to any significant credit risk on such investments.

Concentrations of Credit Risk

At December 31, 2017 and 2016, approximately 26% and 27%, respectively, of the Company’s investment in bonds was invested in structured securities including commercial and residential mortgage-backed securities.

Insurance Premium Revenue

Life insurance premiums are recognized as revenue when due. Annuity premiums are recognized as revenue when received. Accident and health premiums are earned pro rata over the terms of the policies.

16

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 3 - Investments

Investments in bonds and common stocks as of December 31 were as follows:

	2017
		Gross	Gross
	Amortized	Unrealized	Unrealized		Carrying
	Cost or Cost	Gains	Losses	Fair Value	Value
U.S. government bonds	$4,166,084	$284,228	$(49,566)	$4,400,746	$4,166,084
States, territories, and possessions	1,698,991	135,133	—	1,834,124	1,698,991
U.S. political subdivisions	1,199,589	35,885	—	1,235,474	1,199,589
U.S. special revenue	61,528,015	2,074,045	(311,342)	63,290,718	61,528,015
Industrial and miscellaneous	112,967,651	3,519,827	(579,036)	115,908,442	112,967,651

Total bonds	$181,560,330	$6,049,118	$(939,944)	$186,669,504	$181,560,330

Common stock - Affiliated	$641,295	$1,068	$(50,889)	$591,474	$591,474
Common stock - Unaffiliated	4,439,761	1,740,709	—	6,180,471	6,180,471

	$5,081,056	$1,741,777	$(50,889)	$6,771,945	$6,771,945

	2016
		Gross	Gross
	Amortized	Unrealized	Unrealized		Carrying
	Cost or Cost	Gains	Losses	Fair Value	Value
U.S. government bonds	$4,188,713	$345,700	$(73,904)	$4,460,509	$4,188,713
States, territories, and possessions	$1,698,882	$79,761	$—	$1,778,643	1,698,882
U.S. political subdivisions	$1,199,557	$5,926	$(19,507)	$1,185,976	1,199,557
U.S. special revenue	48,097,920	1,875,994	(401,984)	49,571,930	48,097,920
Industrial and miscellaneous	113,448,575	3,704,845	(1,048,478)	116,104,942	113,448,575

Total bonds	$168,633,647	$6,012,226	$(1,543,873)	$173,102,000	$168,633,647

Common stock - Affiliated	$616,295	$848	$(38,665)	$578,478	$578,478
Common stock - Unaffiliated	6,198,947	1,712,453	(22,174)	7,889,226	7,889,226

	$6,815,242	$1,713,301	$(60,839)	$8,467,704	$8,467,704

17

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 3 - Investments (Continued)

The fair values and gross unrealized losses of bonds and common stocks were as follows as of December 31:

	December 31, 2017
	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government bonds	$1,901,598	$(49,566)	$—	$—	$1,901,598	$(49,566)
U.S. special revenue	20,476,322	(200,640)	2,589,140	(110,702)	23,065,462	(311,342)
Industrial and miscellaneous	12,047,788	(188,502)	7,317,954	(390,534)	19,365,742	(579,036)

Total bonds	$34,425,708	$(438,708)	$9,907,094	$(501,236)	$44,332,802	$(939,944)

Common stock - Affiliated	$—	$—	$53,183	$(50,889)	$53,183	$(50,889)

	December 31, 2016
	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government bonds	$1,876,346	$(73,904)	$—	$—	$1,876,346	$(73,904)
U.S. political subdivisions	480,050	(19,507)	—	—	480,050	(19,507)
U.S. special revenue	15,900,122	(401,984)	—	—	15,900,122	(401,984)
Industrial and miscellaneous	26,282,582	(799,095)	3,776,532	(249,383)	30,059,114	(1,048,478)

Total bonds	$44,539,100	$(1,294,490)	$3,776,532	$(249,383)	$48,315,632	$(1,543,873)

Common stock - Affiliated	$—	$—	$40,407	$(38,665)	$40,407	$(38,665)

Common stock - Unaffiliated	$124,440	$(1,467)	$205,327	$(20,707)	$329,767	$(22,174)

The Company has evaluated the fundamentals for each of the securities where the statement value is less than the market value. The market value declines are mostly a result of higher underlying interest rates from when these securities where acquired and these are not considered other-than-temporarily impaired as of the balance sheet date. Some of the factors considered in identifying OTTI situations include; the likelihood of the recoverability of principal and interest, the length of time and extent to which the fair value has been less than amortized cost, the financial conditions including near and long-term prospects for the security. The Company does not intend to sell its debt securities and it is not more likely than not that the Company will be required to sell these investments before recovery of their amortized costs bases, which may be maturity.

18

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 3 - Investments (Continued)

The amortized cost and fair value of fixed-maturity securities by contractual maturity as of December 31 were as follows:

	Amortized Cost	Fair Value
Due in one year or less	$2,246,568	$2,288,325
Due after one year through five years	40,926,479	42,808,389
Due after five years through ten years	64,866,816	66,368,704
Due after ten years through twenty-five years	26,473,410	26,894,044
Mortgage/Asset-backed securities	47,047,057	48,310,041

	$181,560,330	$186,669,503

Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from sales, maturities and otherwise redeemed and disposed of bonds, common stocks and mutual funds and the related gross realized gains and losses for the years ended December 31 were as follows:

	2017
		Realized	Realized
	Proceeds	Gains	Losses	Net
Bonds	$23,130,505	$200,140	$(23,403)	$176,737
Common stock - Unaffiliated	2,983,114	896,716	—	896,716
Other assets	153,756	183,613	(89,313)	94,300
Less net realized gains transferred to IMR				(177,680)

				$990,073

	2016
		Realized	Realized
	Proceeds	Gains	Losses	Net
Bonds	$26,986,009	$207,518	$(77,645)	$129,873
Common stock - Unaffiliated	3,393,667	1,134,662	(61,409)	1,073,253
Less net realized gains transferred to IMR				(181,841)

				$1,021,285

19

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 3 - Investments (Continued)

Affiliated Investments

Common stock includes the Company’s 100% ownership of its subsidiaries and is carried at the underlying GAAP equity.

Investments in affiliates as of December 31 was as follows:

	2017
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Admitted Asset Value
Americana Realty Company	$537,223	$1,068	$—	$538,291
FED Mutual Financial Services, Inc.	104,072	—	(50,889)	53,183

Total Common Stock - Affiliated	$641,295	$1,068	$(50,889)	$591,474

	2016
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Admitted Asset Value
Americana Realty Company	$537,223	$848	$—	$538,071
FED Mutual Financial Services, Inc.	79,072	—	(38,665)	40,407

Total Common Stock - Affiliated	$616,295	$848	$(38,665)	$578,478

20

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 3 - Investments (Continued)

Select financial information of the subsidiaries as of December 31 was as follows:

	2017	2016
Americana Realty Company
Total assets	$610,111	$1,233,640
Total liabilities	71,820	695,569
Total shareholders’ equity	538,291	538,071
Net income	1,028,220	587,407

FED Mutual Financial Services, Inc.
Total assets	$62,119	$46,277
Total liabilities	8,936	5,870
Total shareholders’ equity	53,183	40,407
Net loss	(12,224)	(15,736)

The following affiliates declared dividends during the years ended December 31:

	2017	2016
Americana	$1,028,000	$587,000

21

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 3 - Investments (Continued)

Real Estate - Properties Occupied by the Company

The home office property consisted of the following as of December 31:

	2017	2016
Cost
Land	$404,625	$404,625
Building and other	8,378,516	8,293,532

Total cost	8,783,141	8,698,157
Accumulated depreciation	(6,828,204)	(6,711,273)

Total	$1,954,937	$1,986,884

Investment Income

Investment income is composed of the following for the years ended December 31:

	2017	2016
Bonds	$7,339,899	$7,809,676
Common stocks	1,194,646	824,339
Real estate	805,122	777,968
Contract loans	722,951	737,346
Cash and short-term investments	31,779	9,428
Other investment income	20,884	15,635
Investment expenses	(441,904)	(429,272)
Investment taxes, licenses and fees	(37,687)	(38,002)
Depreciation on real estate	(116,929)	(120,910)

	$9,518,761	$9,586,208

The Company uses derivatives to hedge its exposure to index annuity products which are contracts that earn a return based on the change in the value of the S&P 500 index between annual index point dates. The Company buys and sells listed equity and index options and there is no credit risk. The net premium is paid up front and there are no additional cash requirements or additional contingent liabilities. These contracts are held at cost and included in Other Assets on the company’s balance sheet.

Real estate income includes the self-assessed revenue amounts for the occupancy of the home office property of $656,528 for the years ended December 31, 2017 and 2016.

22

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 4 - Fair Value of Financial Instruments

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities reported for at fair value as of December 31, 2017 and 2016. As required by SSAP 100, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect their placement within the fair value hierarchy levels.

The following tables set forth by level, within the fair value hierarchy, the Company’s assets measured at fair value on a recurring basis as of December 31:

	2017
	Admitted Value	Fair Value	Level 1	Level 2	Level 3
Assets at fair value
Short-term investments	$3,445,576	$3,445,576	$3,445,576	$—	$—
Common stock – Unaffiliated	6,180,470	6,180,470	4,027,046	—	2,153,424

	2016
	Admitted Value	Fair Value	Level 1	Level 2	Level 3
Assets at fair value
Short-term investments	$5,479,578	$5,479,578	$5,479,578	$—	$—
Common stock – Unaffiliated	7,889,226	7,889,226	4,757,764	—	3,131,462

23

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 4 - Fair Value of Financial Instruments (Continued)

The carrying amounts and fair values of the Company’s financial instruments at December 31, are as follows:

	2017
	Admitted Value	Fair Value	Level 1	Level 2	Level 3
Financial instruments
Cash and short-term investments	$3,369,750	$3,369,750	$3,369,750	$—	$—
U.S. Government bonds	4,166,084	4,400,746	2,379,609	2,021,137	—
States, territories & possesions, U.S. political subdivisions, special revenue	64,426,595	66,360,316	—	66,360,316	—
Industrial and miscellaneous	112,967,651	115,908,442	—	115,908,442	—
Common stock - Unaffiliated	6,180,471	6,180,470	4,027,046	—	2,153,424
Separate account assets and liabilities	24,778,918	24,778,918	24,778,918	—	—
Other invested assets	2,255,110	2,394,673	394,673	—	2,000,000

Annuities reserve	72,863,019	72,863,019	—	—	72,863,019
Supplemental contracts with life contingencies	2,522,155	2,522,155	—	—	2,522,155
Deposit type contracts	10,849,708	10,849,708	—	—	10,849,708

	2016
	Admitted Value	Fair Value	Level 1	Level 2	Level 3
Financial instruments
Cash and short-term investments	$7,080,252	$7,080,252	$7,080,252	$—	$—
U.S. Government bonds	4,188,713	4,460,509	2,435,794	2,024,715	—
States, territories & possesions, U.S. political subdivisions, special revenue	50,996,359	52,536,549	—	52,536,549	—
Industrial and miscellaneous	113,448,575	116,104,942	—	116,104,942	—
Common stock - Unaffiliated	7,889,226	7,889,226	4,757,764	—	3,131,462
Separate account assets and liabilities	21,513,019	21,513,019	21,513,019	—	—
Other invested assets	2,059,515	2,059,590	59,590	—	2,000,000

Annuities reserve	64,880,220	64,880,220	—	—	64,880,220
Supplemental contracts with life contingencies	2,499,701	2,499,701	—	—	2,499,701
Deposit type contracts	10,529,460	10,529,460	—	—	10,529,460

24

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 4 - Fair Value of Financial Instruments (Continued)

Fair value of the bond and equity securities is generally determined by a third party valuation source. The pricing services generally source fair value measurements from quoted market prices and, if not available, the fair value is based on quotes from similar securities using broker quotes and other information obtained from dealers and market participants. Such securities are classified as either Level 1 or Level 2. Privately placed equity securities not priced by the third party valuation source are classified as Level 3, as these securities are privately placed equity securities, with no readily available market prices. Fair values of the privately placed securities are based on nonbinding broker quotes, if available, or internal and external valuation models, all of which utilize both adjusted market comparables and discounted cash flows methodologies that require a significant level of judgment. Such valuation models utilize inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s judgment of the assumptions that market participants would use in pricing the asset.

Bonds are carried at values based on categories established by the NAIC that are primarily influenced by credit ratings. Bond values are either at amortized cost or, for lower credit ratings (nonnegotiable bonds), at the lower of amortized cost or fair value. Level 2 securities include corporate bonds NAIC rated 6 as of December 31, 2017 and 2016.

The pricing services generally utilize various pricing applications, including models, to measure fair value. The pricing applications are based upon market convention and use inputs that are derived principally from or corroborated by observable market data by correlations or other means. Fair value is determined using discounted cash flow models and inputs related to interest rates, prepayment speeds, loss curves and market discount rates that would be required by investors in the current market given the specific characteristics and inherent credit risk of the underlying collateral.

At the end of each reporting period, the Company evaluates whether any event has occurred or circumstances have changed that would cause an investment to be transferred between Levels 1 and 2. This policy also applies to transfers into or out of Level 3. During the years ended December 31, 2017 and 2016, the Company did not have any such transfers.

25

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 4 - Fair Value of Financial Instruments (Continued)

For assets measured at fair value using significant unobservable inputs (Level 3) during the year, a reconciliation of the beginning and ending balances, separately for each major category of asset is as follows:

	Common Stock – Unaffiliated
	2017	2016
Balance as of January 1	$3,131,462	$5,859,015
Total gains included in net income	395,925	1,130,778
Total gains and (losses) included in surplus	(373,963)	(858,331)
Settlements	(1,000,000)	(3,000,000)

Balance as of December 31	$2,153,424	$3,131,462

26

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 5 - Uncollected and Deferred Premiums

Uncollected and deferred life insurance premiums and annuity considerations as of December 31 were as follows:

	2017		2016
	Gross	Net of Loading	Gross	Net of Loading
Ordinary - New	$348,851	$97,888	$509,544	$143,476
Ordinary - Renewal	2,690,665	3,307,751	4,111,073	4,094,998
Group life	275,807	260,307	293,077	258,266

Total	$3,315,323	$3,665,946	$4,913,694	$4,496,740

Note 6 - Federal Income Taxes

Current federal income taxes incurred by the Company are determined by applying statutory tax rates to taxable income as determined according to the provisions of the Internal Revenue Code, which apply to life insurance companies. The provision for federal income taxes consists of the current federal income tax benefit for the years ended December 31, 2017 and 2016.

The Company follows tax accounting guidance in accordance with SSAP 101, Income Taxes.

Deferred federal income taxes arise from temporary differences between the valuation of assets and liabilities as determined for financial reporting purposes and income tax purposes. The amount of the gross deferred tax asset calculated is then reduced for any valuation allowance and an admissibility test. In accordance with SSAP 101, the admissibility test is based on the realization threshold table and other limitations. The Company also admitted deferred tax assets that can be used to offset deferred tax liabilities.

As a result of the 2017 Tax Act, the Company’s deferred tax rate changed from 34% to 21%. This tax rate change resulted in a reduction in the value of the Company’s Deferred Tax Asset but did not affect the net admitted tax asset on the Company’s balance sheet.

The Tax Act limits life reserves for tax purposes to the greater of net surrender value or 92.81 percent of required reserves. It is not estimated that this will have a meaningful impact to the net admitted assets on the Company’s balance sheet, but it will increase the value of the Deferred Tax Asset.

27

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 6 - Federal Income Taxes (Continued)

The components of the net deferred tax assets (DTA) as of December 31 are as follows:

	December 31, 2017
	Ordinary	Capital	Total
Gross deferred tax assets	$6,981,090	$947,265	$7,928,355
Statutory valuation allowance adjustments	—	—	—

Adjusted gross deferred tax assets	6,981,090	947,265	7,928,355
Deferred tax assets nonadmitted	6,192,750	581,716	6,774,466

Net admitted deferred tax asset	788,340	365,549	1,153,889
Deferred tax liabilities	334,063	365,549	699,612

Net admitted deferred tax asset	$454,277	$—	$454,277

	December 31, 2016
	Ordinary	Capital	Total
Gross deferred tax assets	$11,568,065	$1,544,617	$13,112,682
Statutory valuation allowance adjustments	—	—	—

Adjusted gross deferred tax assets	11,568,065	1,544,617	13,112,682
Deferred tax assets nonadmitted	10,296,088	962,383	11,258,471

Net admitted deferred tax asset	1,271,977	582,234	1,854,211
Deferred tax liabilities	814,807	582,234	1,397,041

Net admitted deferred tax asset	$457,170	$—	$457,170

	Change
	Ordinary	Capital	Total
Gross deferred tax assets	$(4,586,975)	$(597,352)	$(5,184,327)
Statutory valuation allowance adjustments	—	—	—

Adjusted gross deferred tax assets	(4,586,975)	(597,352)	(5,184,327)
Deferred tax assets nonadmitted	(4,103,338)	(380,667)	(4,484,005)

Net admitted deferred tax asset	(483,637)	(216,685)	(700,322)
Deferred tax liabilities	(480,744)	(216,685)	(697,429)

Net admitted deferred tax asset	$(2,893)	$—	$(2,893)

28

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 6 - Federal Income Taxes (Continued)

The amount of each component of the calculation by character of paragraph 11 of SSAP 101 as of December 31, 2017 and 2016 is as follows:

	Ordinary	Capital	Total
2017

Can be recovered through loss carrybacks	$—	$—	$—
Lessor of:
Adjusted gross DTA expected to be recognized following the balance sheet date	454,277	—	454,277
Adjusted gross DTA allowed per limitation threshold	—	—

Adjusted gross DTAs offset against existing DTLs	334,063	365,549	699,612

Admitted DTAs	$788,340	$365,549	$1,153,889

Net change during year in DTA nonadmitted			$(4,484,005)

	Ordinary	Capital	Total
2016

Can be recovered through loss carrybacks	$—	$—	$—
Lessor of:
Adjusted gross DTA expected to be recognized following the balance sheet date	457,170	—	457,170
Adjusted gross DTA allowed per limitation threshold	—	—	—

Adjusted gross DTAs offset against existing DTLs	814,807	582,234	1,397,041

Admitted DTAs	$1,271,977	$582,234	$1,854,211

Net change during year in DTA nonadmitted			$535,213

29

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 6 - Federal Income Taxes (Continued)

The Company used the following basis to determine the recovery period and threshold limitation of DTAs:

	2017	2016
RBC ratio	615%	590%
Adjusted capital and surplus	$14,362,214	$14,022,463

The Company’s tax planning strategies did not include the use of reinsurance-related tax planning strategies.

	Ordinary	Capital
	Percent	Percent	Total
2017
Impact of Tax Planning Strategies
Adjusted Gross DTAs
(% of Total Adjusted Gross DTAs)	88.05%	11.95%	100.00%
Net Admitted Adjusted Gross DTAs
(% of Total Net Admitted Adjusted Gross DTAs)	68.28%	31.72%	100.00%

2016
Impact of Tax Planning Strategies
Adjusted Gross DTAs
(% of Total Adjusted Gross DTAs)	89.22%	10.78%	100.00%
Net Admitted Adjusted Gross DTAs
(% of Total Net Admitted Adjusted Gross DTAs)	68.61%	31.39%	100.00%

30

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 6 - Federal Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the DTAs and deferred tax liabilities (DTLs) as of December 31 were as follows:

	2017	2016	Change
DTAs
Ordinary:
Policy reserves	$328,914	$558,360	$(229,446)
Operating loss carryforward	5,859,284	9,567,405	(3,708,121)
Deferred acquisition costs	592,636	951,267	(358,631)
Nonadmitted assets	111,582	212,758	(101,176)
Provision for policyholders’ -
Dividends apportioned for payment	14,938	29,201	(14,263)
Premium deficiency reserve	39,251	65,497	(26,246)
Other amounts	34,485	183,577	(149,092)

Subtotal ordinary DTAs	6,981,090	11,568,065	(4,586,975)
Statutory valuation allowance	—	—	—
Nonadmitted DTAs	(6,192,750)	(10,296,088)	4,103,338

Admitted ordinary DTAs	788,340	1,271,977	(483,637)

Capital:
Other-than-temporary impairments	947,265	1,544,617	(597,352)

Nonadmitted DTAs	(581,716)	(962,383)	380,667

Admitted capital DTAs	365,549	582,234	(216,685)

Admitted DTAs	1,153,889	1,854,211	(700,322)

31

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 6 - Federal Income Taxes (Continued)

	2017	2016	Change
DTLs
Ordinary:
Fixed assets	$121,747	$217,715	$95,968
Amortized discount on bonds	138,685	526,965	388,280
Other	73,631	70,127	(3,504)

Subtotal ordinary DTLs	334,063	814,807	480,744

Capital:
Unrealized capital gains	365,549	582,234	216,685

Subtotal capital DTLs	365,549	582,234	216,685

DTLs	699,612	1,397,041	697,429

Net admitted DTA	$454,277	$457,170	$(2,893)

The change in net deferred income taxes was comprised of the following:

	2017	2016	Change
Total DTAs	$7,928,355	$13,112,682	$(5,184,327)
Total DTLs	(699,612)	(1,397,041)	697,429

Net DTAs	$7,228,743	$11,715,641	(4,486,898)

Tax effect of unrealized capital gains			—

Change in net deferred income taxes			$(4,486,898)

32

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 6 - Federal Income Taxes (Continued)

The Company’s provision for income taxes does not bear the customary relationship to pretax statutory income that would be expected by applying ordinary corporate tax rates. A reconciliation of the Company’s provision for taxes to the amount determined by applying the statutory tax rate of 34% to pretax net income is as follows:

		Effective		Effective
	2017	Tax Rate	2016	Tax Rate
Provisions computed at statutory rate	$(214,710)	-34%	$(127,065)	-34%
Dividends received deduction	(349,520)	-55%	(199,580)	-53%
Change in enacted tax rates	4,511,870	714%	—	0%
Other	—	0%	(473,626)	-127%

	$3,947,640	625%	$(800,271)	-214%

Federal income taxes incurred	$(539,258)	-85%	$(309,830)	-83%
Change in deferred income taxes	4,486,898	711%	(490,441)	-131%

Total statutory income (taxes) benefit	$3,947,640	625%	$(800,271)	-214%

The Company does not have income tax expense available for recoupment in the event of future net losses.

The Company filed a consolidated income tax return with Americana and FED Mutual for 2016 and intends to do so for 2017. Each participant in the return is liable for its proportionate share of the tax assessment, if any, in accordance with the Company’s tax allocation agreement.

Tax years 2014 through 2017 are subject to examination by the IRS.

33

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 6 - Federal Income Taxes (Continued)

As of December 31, 2017, the Company had net operating loss carry-forwards available to offset future taxable income subject to federal income taxes as follows:

		Net Operating
Year Incurred	Year Expired	Loss
2003	2018	$166,946
2004	2019	1,590,275
2005	2020	2,296,436
2006	2021	650,954
2007	2022	520,416
2008	2023	860,734
2009	2024	1,762,040
2010	2025	7,835,840
2011	2026	2,188,503
2012	2027	1,352,668
2013	2028	2,663,634
2014	2029	509,274
2015	2030	2,240,373
2016	2031	1,118,511
2017	2032	596,052

		$26,352,656

Recent changes in corporate tax laws regarding net operating losses (NOLs) have resulted in taxable income for tax periods after 2017 being limited to an 80% deduction with no carrybacks and indefinite carryforwards.

The Company does not have deposits admitted under Section 6603 of the Internal Revenue Code.

The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

34

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 7 - Nonadmitted Assets

Nonadmitted assets as of December 31 were as follows:

	2017	2016
Uncollected premiums and agents’ balance in the course of collection	$1,536	$4,356
Net deferred tax asset	6,774,466	11,258,471
Furniture and equipment	53,214	41,086
Healthcare and other amounts receivable	324,580	380,438
Aggregate write-ins for other assets	153,544	204,234

Total	$7,307,340	$11,888,585

Note 8 - Life Contract and Deposit-Type Reserves

Withdrawal characteristics of annuity actuarial reserves and deposit type contract funds and other liabilities without life or disability contingencies were as follows as of December 31:

	2017	2016
Subject to discretionary withdrawal:
At book value, less surrender charge	$16,282,596	$8,066,679
At market value	24,197,822	21,009,255

Total with adjustment or at market value	40,480,418	29,075,934

At book value without adjustment (minimal or no charge or adjustment)	57,443,381	57,543,709
Not subject to discretionary withdrawal	13,089,437	12,808,105

Total	$111,013,236	$99,427,748

Annuities	$72,863,019	$64,880,220
Supplemental contracts with life contingencies	2,522,155	2,499,701
Deposit type contracts	10,849,710	10,529,459

Subtotal	86,234,884	77,909,380

Separate accounts	24,778,352	21,518,368

Total	$111,013,236	$99,427,748

35

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 9 - Regulatory Matters

Minimum Surplus and Other Funds Requirements

Under the laws of the State of Illinois, the Company is currently required to maintain minimum statutory surplus and other funds of $1,500,000.

RBC Requirements

The NAIC requires the Company to submit annual RBC filings. The intent of the law is to help regulators identify insurers that may be in financial difficulty by establishing minimum capital needs based upon risks applicable to a specific insurer. The calculations for determining the amount of RBC utilize a series of dynamic formulas containing a variety of weighting factors that are applied to financial balances or levels of activity. As of December 31, 2017, the Company’s RBC calculation indicates that it exceeds the minimum requirements.

Note 10 - Contingencies

In the ordinary course of business, the Company is involved in certain claim and nonclaim related litigation, some of which involves or may involve substantial amounts. In the opinion of the Company management, the ultimate liability, if any, will not have a material effect on the financial condition of the Company.

The Company receives information from the National Organization of Life and Health Insurance Guaranty Associations regarding insolvencies of various insurance companies. It is expected that these insolvencies will result in future guaranty fund assessments against the Company. The Company has accrued $137,070 and $140,519 related to these assessments as of December 31, 2017 and 2016, respectively, and the liabilities are reflected in taxes, licenses and fees due or accrued in the accompanying statutory statements of admitted assets, liabilities, capital stock and surplus.

36

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 11 - Separate Accounts

All of the separate and variable accounts held by the Company relate to individual and group variable annuities of a nonguaranteed return nature. The Vanguard Group, Inc. is the sole custodian and fund manager for the closed block of separate account assets. The product classification is the same under SAP and GAAP. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative.

Nonguaranteed
Separate
Accounts
Premiums, considerations or deposits for the year ended December 31, 2017	$—

Reserve as of December 31, 2017:
For accounts with assets at:
Fair value	$24,778,352

Total reserves	$24,778,352

By withdrawal characteristics:

Subject to discretionary withdrawal:
At fair value	$24,778,352

Total	$24,778,352

Nonguaranteed
Separate
Accounts
Reconciliation on Net Transfers From Separate Accounts
1. Transfers as reported in the Summary of Operations of the Separate Accounts Statement
Transfers to separate accounts	$299,020
Transfers from separate accounts	(637,749)

Net transfers from separate accounts	(338,729)
2. Reconciling Adjustments
Payment on supplementary contracts	75,877

3. Transfers as reported in the Summary of Operations of the Life, Accident and Health Annual Statement	$(262,852)

37

Federal Life Insurance Company

Notes to Statutory Financial Statements

December 31, 2017 and 2016

Note 12 - Reinsurance

The Company reinsures a portion of its business to other insurance companies to limit mortality risk and limit its overall financial exposure. The Company reinsures amounts over its $250 thousand retention limit on certain life policies through yearly renewable term (YRT) and coinsurance agreements. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liability and obligations to policyholders.

In 2016, the Company entered into a reinsurance arrangement for the majority of its inforce Level Term business. This arrangement cedes 80% of the mortality risk on every such policy on a YRT basis that was not already ceded as described in the previous paragraph.

Total premiums and annuity considerations included $2,642,885 reinsurance assumed and $2,075,142 reinsurance ceded in 2017 versus $2,908,221 reinsurance assumed and $1,872,081 reinsurance ceded in 2016.

Note 13 - Benefit Plans

The Company has a 401(k) plan covering substantially all employees. Employees may contribute up to 10% of their total pretax compensation. The Company matches employee contributions up to 3% of compensation at the time of the contribution. The Company may match employee contributions up to an additional 3% cash compensation at the end of the year. The Company contributed $90,331 and $93,159 during the years ended December 31, 2017 and 2016, respectively, and the expense is recorded in general insurance expenses in the accompanying statutory statements of operations.

Note 14 - Concentrations

The Federal Deposit Insurance Corporation (FDIC) insures amounts on deposit with each financial institution up to limits as prescribed by law. The Company holds funds with financial institutions in excess of the FDIC insured amount. However, the Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash.

The largest investment in any single non-affiliated issuer, excluding United States government and government sponsored enterprise issuances, as of December 31, 2017 and 2016, was $2,143,424 and $3,056,362, respectively, representing 1.0% and 1.5%, respectively, of total admitted assets excluding separate accounts and representing 14.4% and 20.8% of surplus and other funds, respectively.

Note 15 - Subsequent Events

Subsequent events have been evaluated through April xx, 2018, which is the date the statutory financial statements were available to be issued.

38

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246 816.221.6300 | Fax 816.221.6380 | bkd.com

Independent Auditor’s Report on Supplementary Information

Board of Directors

Federal Life Insurance Company

Riverwoods, Illinois

Our 2017 audit was conducted for the purpose of forming an opinion on the 2017 basic statutory financial statements as a whole. The statutory financial statements were prepared on the basis of accounting practices prescribed or permitted by the Illinois Department of Insurance. The accompanying supplemental schedules as of and for the year ended December 31, 2017 as listed in the table of contents are presented for the purpose of complying with the National Association of Insurance Commissioners’ Instructions to Annual Audited Financial Reports and the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual and are presented for purposes of additional analysis and are not a required part of the 2017 basic statutory financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the 2017 statutory financial statements. The information has been subjected to the auditing procedures applied in the audit of the 2017 statutory financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory financial statements or to the statutory financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the 2017 statutory financial statements as a whole.

Kansas City, Missouri

May 17, 2018

Federal Life Insurance Company

Supplemental Selected Financial Data

Supplemental Schedule of Assets and Liabilities

As of and for the

Year Ended December 31, 2017

Investment Income Earned
U.S. Government bonds	$175,309
Bonds exempt from U.S. tax	—
Other bonds (unaffiliated)	7,164,590
Bonds of affiliates	—
Preferred stocks (unaffiliated)	—
Preferred stocks of affiliates	—
Common stocks (unaffiliated)	166,646
Common stocks of affiliates	1,028,000
Mortgage loans	—
Real estate	805,122
Contract loans	722,951
Cash and short-term investments	31,779
Derivative instruments	—
Other invested assets	20,000
Aggregate write-ins for investment income	884

Gross investment income	10,115,281

Real Estate Owned—Book Value less Encumbrances	1,954,937

Mortgage Loans—Book Value
Farm	—
Residential	—
Commercial	—

Total mortgage loans	—

Mortgage Loans by Standing—Book Value
Good standing	—
Good standing with restructured terms	—
Interest overdue more than three months, not in foreclosure	—
Foreclosure in process	—

Other Long-Term Assets—Statement Value	—

Collateral Loans	—

Bonds and Stocks of Parents, Subsidiaries and Affiliates—Book Value
Bonds	—
Preferred stocks	—
Common stocks	591,474

40

Bonds and Short-Term Investment by Class and Maturity

Bonds by Maturity—Statement Value
Due within one year or less	$4,861,685
Over one year through 5 years	49,722,914
Over 5 years through 10 years	75,598,802
Over 10 years through 20 years	47,200,476
Over 20 years	4,176,453

Total by maturity	181,560,330

Bonds by Class—Statement Value
NAIC 1	111,883,536
NAIC 2	61,052,179
NAIC 3	6,217,239
NAIC 4	2,279,376
NAIC 5	128,000
NAIC 6	—

Total by class	181,560,330

Total Bonds Publicly Traded	172,115,098
Total Bonds Privately Placed	9,445,232
Preferred Stocks—Statement Value	—
Common Stocks—Market Value	6,771,945
Short-Term Investments—Book Value	3,445,576
Financial Options, Caps and Floors Owned—Statement Value	—
Financial Options, Caps and Floors Written and in Force—Statement Value	—
Financial Collars, Swaps and Forward Agreements Open—Statement Value	—
Financial Futures Contract Open—Current Price	—

Cash on Deposit	(75,826)

Life Insurance in Force (in thousands)
Industrial	—
Ordinary	1,699,697
Credit life	—
Group life	629,975

Amount of Accidental Death Insurance in Force Under Ordinary Policies (in thousands)	128,123

41

Life Insurance Policies with Disability Provisions in Force (in thousands)
Industrial	$—
Ordinary	131,148
Credit life	—
Group life	—

Supplementary Contracts in Force
Ordinary—not involving life contingencies
Amount on deposit	561,069
Income payable	405,720

Ordinary—involving life contingencies
Income payable	224,778

Group—not involving life contingencies
Amount on deposit	—
Income payable	—

Group—involving life contingencies
Income payable	—

Annuities—Ordinary
Immediate—amount of income payable	501,055
Deferred—fully paid account balance	32,627,735
Deferred—not fully paid account balance	—

Annuities—Group
Amount of income payable	654,328
Fully paid account balance	35,810,489
Not fully paid account balance	—

Accident and Health Insurance—Premiums in Force
Ordinary	110,525
Group	10,940
Credit	—

Deposits Funds and Dividend Accumulations
Deposits funds—account balance	8,708
Dividend accumulations—account balance	7,066,902

42

Claim Payments
Group accident and health
2017	$306
2016	143
2015	103
2014	—
2013	332
Prior	13,983

Other accident and health
2017	24,153
2016	46,605
2015	64,233
2014	130,508
2013	93,895
Prior	297,552

Other coverages that use development methods to calculate claims reserves
2017	—
2016	—
2015	—
2014	—
2013	—
Prior	—

43

ANNUAL STATEMENT FOR THE YEAR 2017 OF THE FEDERAL LIFE INSURANCE COMPANY

SUMMARY INVESTMENT SCHEDULE

		Gross Investment Holdings		Admitted Assets as Reported in the Annual Statement
		1	2	3	4	5	6
Investment Categories		Amount	Percentage	Amount	Securities Lending Reinvested Collateral Amount	Total (Col. 3+4) Amount	Percentage
1.	Bonds:
	1.1 U.S. treasury securities	2,203,499	1.071	2,203,499		2,203,499	1.071
	1.2 U.S. government agency obligations (excluding mortgage-backed securities):
	1.21 Issued by U.S. government agencies	9,998,753	4.859	9,998,753		9,998,753	4.859
	1.22 Issued by U.S. government sponsored agencies
	1.3 Non-U.S. government (including Canada, excluding mortgage-backed securities)
	1.4 Securities issued by states, territories, and possessions and political subdivisions in the U.S.:
	1.41 States, territories and possessions general obligations	1,698,991	0.826	1,698,991		1,698,991	0.826
	1.42 Political subdivisions of states, territories and possessions and political subdivisions general obligations	1,199,589	0.583	1,199,589		1,199,589	0.583
	1.43 Revenue and assessment obligations	11,570,801	5.623	11,570,801		11,570,801	5.623
	1.44 Industrial development and similar obligations	1,363,121	0.662	1,363,121		1,363,121	0.662
	1.5 Mortgage-backed securities (includes residential and commercial MBS):
	1.51 Pass-through securities:
	1.511 Issued or guaranteed by GNMA	88,895	0.043	88,895		88,895	0.043
	1.512 Issued or guaranteed by FNMA and FHLMC	278,444	0.135	278,444		278,444	0.135
	1.513 All other
	1.52 CMOs and REMICs:
	1.521 Issued or guaranteed by GNMA, FNMA, FHLMC or VA	40,190,586	19.532	40,190,586		40,190,586	19.532
	1.522 Issued by non-U.S. Government issuers and collateralized by mortgage-backed securities issued or guaranteed by agencies shown in Line 1.521
	1.523 All other	5,470,257	2.659	5,470,257		5,470,257	2.659
2.	Other debt and other fixed income securities (excluding short term):
	2.1 Unaffiliated domestic securities (includes credit tenant loans and hybrid securities)	91,986,212	44.705	91,986,212		91,986,212	44.705
	2.2 Unaffiliated non-U.S. securities (including Canada)	15,511,181	7.538	15,511,181		15,511,181	7.538
	2.3 Affiliated securities
3.	Equity interests:
	3.1 Investments in mutual funds	4,027,046	1.957	4,027,046		4,027,046	1.957
	3.2 Preferred stocks:
	3.21 Affiliated
	3.22 Unaffiliated
	3.3 Publicly traded equity securities (excluding preferred stocks):
	3.31 Affiliated
	3.32 Unaffiliated
	3.4 Other equity securities:
	3.41 Affiliated	591,474	0.287	591,474		591,474	0.287
	3.42 Unaffiliated	2,153,425	1.047	2,153,425		2,153,425	1.047
	3.5 Other equity interests including tangible personal property under lease:
	3.51 Affiliated
	3.52 Unaffiliated
4.	Mortgage loans:
	4.1 Construction and land development
	4.2 Agricultural
	4.3 Single family residential properties
	4.4 Multifamily residential properties
	4.5 Commercial loans
	4.6 Mezzanine real estate loans
5.	Real estate investments:
	5.1 Property occupied by company	1,954,937	0.950	1,954,937		1,954,937	0.950
	5.2 Property held for production of income (including $ of property acquired in satisfaction of debt)
	5.3 Property held for sale (including $ property acquired in satisfaction of debt)
6.	Contract loans	9,852,377	4.788	9,852,377		9,852,377	4.788
7.	Derivatives	255,110	0.124	255,110		255,110	0.124
8.	Receivables for securities
9.	Securities Lending (Line 10, Asset Page reinvested collateral)				XXX	XXX	XXX
10.	Cash, cash equivalents and short-term investments	3,369,750	1.638	3,369,750		3,369,750	1.638
11.	Other invested assets	2,000,000	0.972	2,000,000		2,000,000	0.972

12.	Total invested assets	205,764,449	100.000	205,764,449		205,764,449	100.000

44

SUPPLEMENT FOR THE YEAR 2017 OF THE FEDERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES

For The Year Ended December 31, 2017

(To Be Filed by April 1)

Of The FEDERAL LIFE INSURANCE COMPANY

Address (City, State and Zip Code)     Riverwoods, IL 60015

NAIC Group Code     00000              NAIC Company Code     63223              Employer’s ID Number    36-1063550

The Investment Risks Interrogatories are to be filed by April 1. They are also to be included with the Audited Statutory Financial Statements.

Answer the following interrogatories by reporting the applicable U.S. dollar amounts and percentages of the reporting entity’s total admitted assets held in that category of investments.

1.	Reporting entity’s total admitted assets as reported. $213,437,492

2.	Ten largest exposures to a single issuer/borrower/investment.

		1	2	3	4
		Issuer	Description of Exposure	Amount	Percentage of Total Admitted Assets
	2.01	Federal National Mortgage Association	MBS, CMO	$23,288,406	10.9%
	2.02	Federal Home Loan Mortgage Corp	MBS, CMO	$15,306,934	7.2%
	2.03	Federal Farm Credit Banks	Bonds	$4,998,753	2.3%
	2.04	FHLBanks Office of Finance	Bonds	$4,000,000	1.9%
	2.05	Rreef America Reit II Corp. VVV	Equity	$2,143,424	1.0%
	2.06	Federal Life Mutual Holding Company	Sch BA-Surplus Notes	$2,000,000	0.9%
	2.07	JPMorgan Chase & Co.	Bonds	$1,496,606	0.7%
	2.08	Wells Fargo & Company	Bonds	$1,487,000	0.7%
	2.09	MSSG 2017 - 237 P	CMBS	$1,029,026	0.5%
	2.10	Natixis CMST 2017-75B	CMBS	$1,028,463	0.5%

3.	Amounts and percentages of the reporting entity’s total admitted assets held in bonds and preferred stocks by NAIC designation.

		Bonds	1		2		Preferred Stocks	3	4
	3.01	NAIC 1		$111,883,536	52.4%	3.07	P/RP-1	$		%
	3.02	NAIC 2		$61,052,179	28.6%	3.08	P/RP-2	$		%
	3.03	NAIC 3		$6,217,239	2.9%	3.09	P/RP-3	$		%
	3.04	NAIC 4		$2,279,375	1.1%	3.10	P/RP-4	$		%
	3.05	NAIC 5		$128,000	0.1%	3.11	P/RP-5	$		%
	3.06	NAIC 6	$		%	3.12	P/RP-6	$		%

4.	Assets held in foreign investments:

4.01	Are assets held in foreign investments less than 2.5% of the reporting entity’s total admitted assets?		Yes ☐ No ☒

If response to 4.01 above is yes, responses are not required for interrogatories 5 – 10.

4.02	Total admitted assets held in foreign investments		$10,537,464	4.9%
4.03	Foreign-currency-denominated investments	$		%
4.04	Insurance liabilities denominated in that same foreign currency	$		%

45

SUPPLEMENT FOR THE YEAR 2017 OF THE FEDERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (cont.)

5.	Aggregate foreign investment exposure categorized by NAIC sovereign designation:

			1	2
	5.01	Countries designated NAIC 1	$10,537,464	4.9%
	5.02	Countries designated NAIC 2	$		%
	5.03	Countries designated NAIC 3 or below	$		%

6.	Largest foreign investment exposures by country, categorized by the country’s NAIC sovereign designation:

			1	2
Countries designated NAIC 1:
	6.01	Country 1: United Kingdom	$2,960,908	1.4%
	6.02	Country 2: Switzerland	$2,002,919	0.9%
Countries designated NAIC 2:
	6.03	Country 1:	$		%
	6.04	Country 2:	$		%
Countries designated NAIC 3 or below:
	6.05	Country 1:	$		%
	6.06	Country 2:	$		%

			1	2
7.	Aggregate unhedged foreign currency exposure		$		%

8.	Aggregate unhedged foreign currency exposure categorized by NAIC sovereign designation:

			1	2
	8.01	Countries designated NAIC 1	$		%
	8.02	Countries designated NAIC 2	$		%
	8.03	Countries designated NAIC 3 or below	$		%

9.	Largest unhedged foreign currency exposures by country, categorized by the country’s NAIC sovereign designation:

			1	2
Countries designated NAIC 1:
	9.01	Country 1:	$		%
	9.02	Country 2:	$		%
Countries designated NAIC 2:
	9.03	Country 1:	$		%
	9.04	Country 2:	$		%
Countries designated NAIC 3 or below:
	9.05	Country 1:	$		%
	9.06	Country 2:	$		%

10.	Ten largest non-sovereign (i.e. non-governmental) foreign issues:

1	2	3	4
Issuer	NAIC Designation
10.01 HSBC Holdings PLC	1FE	$1,008,573	0.5%
10.02 Credit Suisse AG	1FE	$1,003,589	0.5%
10.03 Novartis Securities Investment Ltd.	1FE	$999,330	0.5%
10.04 Daimler Finance North America LLC	1FE	$992,988	0.5%
10.05 Shell International Finance B.V.	1FE	$990,114	0.5%
10.06 Johnson Controls International Public Limited Company	2FE	$525,672	0.2%
10.07 Yara International ASA	2FE	$508,609	0.2%
10.08 RenRe North America Holdings Inc.	1FE	$506,083	0.2%
10.09 TechnipFMC PLC	2FE	$500,000	0.2%
10.10 Aon PLC	2FE	$499,658	0.2%

46

SUPPLEMENT FOR THE YEAR 2017 OF THE FEDERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (cont.)

11.	Amounts and percentages of the reporting entity’s total admitted assets held in Canadian investments and unhedged Canadian currency exposure:

	11.01	Are assets held in Canadian investments less than 2.5% of the reporting entity’s total admitted assets?		Yes ☒ No ☐

		If response to 11.01 is yes, detail is not required for the remainder of Interrogatory 11.

			1		2
	11.02	Total admitted assets held in Canadian investments	$		%
	11.03	Canadian-currency-denominated investments	$		%
	11.04	Canadian-denominated insurance liabilities	$		%
	11.05	Unhedged Canadian currency exposure	$		%

12.	Report aggregate amounts and percentages of the reporting entity’s total admitted assets held in investments with contractual sales restrictions.

	12.01	Are assets held in investments with contractual sales restrictions less than 2.5% of the reporting entity’s total admitted assets?		Yes ☒ No ☐

		If response to 12.01 is yes, responses are not required for the remainder of Interrogatory 12.

		1	2		3
	12.02	Aggregate statement value of investments with contractual sales restrictions	$		%

		Largest three investments with contractual sales restrictions:

	12.03		$		%
	12.04		$		%
	12.05		$		%

13.	Amounts and percentages of admitted assets held in the ten largest equity interests:

	13.01	Are assets held in equity interest less than 2.5% of the reporting entity’s total admitted assets?		Yes ☐ No ☒

		If response to 13.01 is yes, responses are not required for the remainder of Interrogatory 13.

		1	2		3
		Issuer
	13.02	Rreef America Reit II Corp. VVV		$2,143,424	1.0%
	13.03	SPDR S&P 500 ETF Trust		$1,405,818	0.7%
	13.04	iShares Trust		$1,205,037	0.6%
	13.05	Vanguard Index Funds		$739,176	0.3%
	13.06	Americana Realty		$538,291	0.3%
	13.07	Vanguard International Equity Index Funds		$409,152	0.2%
	13.08	The Select Sector SPDR Trust		$267,862	0.1%
	13.09	Federal Mutual Financial Services Inc		$53,183	0.0%
	13.10	Federal Home Loan Bank of Chicago Capital Stock		$10,000	0.0%
	13.11		$		%

47

SUPPLEMENT FOR THE YEAR 2017 OF THE FEDERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (cont.)

14.	Amounts and percentages of the reporting entity’s total admitted assets held in nonaffiliated, privately placed equities:

	14.01	Are assets held in nonaffiliated, privately placed equities less than 2.5% of the reporting entity’s total admitted assets?	Yes ☒ No ☐

If response to 14.01 above is yes, responses are not required for the remainder of Interrogatory 14.

		1	2	3
	14.02	Aggregate statement value of investments held in nonaffiliated, privately placed equities	$		%

Largest three investments held in nonaffiliated, privately placed equities:

	14.03		$		%
	14.04		$		%
	14.05		$		%

15.	Amounts and percentages of the reporting entity’s total admitted assets held in general partnership interests:

	15.01	Are assets held in general partnership interests less than 2.5% of the reporting entity’s total admitted assets?	Yes ☒ No ☐

If response to 15.01 above is yes, responses are not required for the remainder of Interrogatory 15.

		1	2	3
	15.02	Aggregate statement value of investments held in general partnership interests	$		%

Largest three investments in general partnership interests:

	15.03		$		%
	15.04		$		%
	15.05		$		%

16.	Amounts and percentages of the reporting entity’s total admitted assets held in mortgage loans:

	16.01	Are mortgage loans reported in Schedule B less than 2.5% of the reporting entity’s total admitted assets?	Yes ☒ No ☐

If response to 16.01 above is yes, responses are not required for the remainder of Interrogatory 16 and Interrogatory 17.

		1	2	3
Type (Residential, Commercial, Agricultural)
	16.02		$		%
	16.03		$		%
	16.04		$		%
	16.05		$		%
	16.06		$		%
	16.07		$		%
	16.08		$		%
	16.09		$		%
	16.10		$		%
	16.11		$		%

48

SUPPLEMENT FOR THE YEAR 2017 OF THE FEDERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (cont.)

16.	Amount and percentage of the reporting entity’s total admitted assets held in the following categories of mortgage loans:

Loans
	16.12	Construction loans	$	%
	16.13	Mortgage loans over 90 days past due	$	%
	16.14	Mortgage loans in the process of foreclosure	$	%
	16.15	Mortgage loans foreclosed	$	%
	16.16	Restructured mortgage loans	$	%

17.	Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

Loan-to-Value		Residential			Commercial			Agricultural
		1	2		3	4		5	6
17.01	above 95%	$		%	$		%	$		%
17.02	91% to 95%	$		%	$		%	$		%
17.03	81% to 90%	$		%	$		%	$		%
17.04	71% to 80%	$		%	$		%	$		%
17.05	below 70%	$		%	$		%	$		%

18.	Amounts and percentages of the reporting entity’s total admitted assets held in each of the five largest investments in real estate:

	18.01	Are assets held in real estate reported less than 2.5% of the reporting entity’s total admitted assets?	Yes ☒ No ☐

If response to 18.01 above is yes, responses are not required for the remainder of Interrogatory 18.

Largest five investments in any one parcel or group of contiguous parcels of real estate.

Description 1	2	3
18.02	$		%
18.03	$		%
18.04	$		%
18.05	$		%
18.06	$		%

19.	Report aggregate amounts and percentages of the reporting entity’s total admitted assets held in investments held in mezzanine real estate loans:

	19.01	Are assets held in investments held in mezzanine real estate loans less than 2.5% of the reporting entity’s total admitted assets?	Yes ☒ No ☐

If response to 19.01 is yes, responses are not required for the remainder of Interrogatory 19.

	1	2	3
19.02	Aggregate statement value of investments held in mezzanine real estate loans:	$		%

Largest three investments held in mezzanine real estate loans:

19.03		$		%
19.04		$		%
19.05		$		%

49

SUPPLEMENT FOR THE YEAR 2017 OF THE FEDERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (cont.)

20.	Amounts and percentages of the reporting entity’s total admitted assets subject to the following types of agreements:

		At Year-End			1st Qtr	At End of Each Quarter 2nd Qtr	3rd Qtr
		1	2		3	4	5
	20.01 Securities lending agreements (do not include assets held as collateral for such transactions)	$		%	$	$	$
	20.02 Repurchase agreements	$		%	$	$	$
	20.03 Reverse repurchase agreements	$		%	$	$	$
	20.04 Dollar repurchase agreements	$		%	$	$	$
	20.05 Dollar reverse repurchase agreements	$		%	$	$	$

21.	Amounts and percentages of the reporting entity’s total admitted assets for warrants not attached to other financial instruments, options, caps, and floors:

		Owned				Written
		1		2		3		4
	21.01 Hedging		$468,318	0.2%			$213,208	0.1%
	21.02 Income generation	$			%	$			%
	21.03 Other	$			%	$			%

22.	Amounts and percentages of the reporting entity’s total admitted assets of potential exposure for collars, swaps, and forwards:

		At Year-End			1st Qtr	At End of Each Quarter 2nd Qtr	3rd Qtr
		1	2		3	4	5
	22.01 Hedging	$		%	$	$	$
	22.02 Income generation	$		%	$	$	$
	22.03 Replications	$		%	$	$	$
	22.04 Other	$		%	$	$	$

23.	Amounts and percentages of the reporting entity’s total admitted assets of potential exposure for futures contracts:

		At Year-End			1st Qtr	At End of Each Quarter 2nd Qtr	3rd Qtr
		1	2		3	4	5
	23.01 Hedging	$		%	$	$	$
	23.02 Income generation	$		%	$	$	$
	23.03 Replications	$		%	$	$	$
	23.04 Other	$		%	$	$	$

50

PART C

OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a) Financial Statements:

Financial Statements Included in Part B

The Registrant

Statement of Assets and Liabilities as of December 31, 2018

Statements of Operations and Changes in Net Assets for the years ended December 31, 2018 and 2017

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm on Internal Controls Required by the SEC under Form N-SAR

The Depositor

Independent Auditor’s Report

Statutory Statements of Admitted Assets, Liabilities, Capital Stock and Surplus as of December 31, 2018 and 2017

Statutory Statements of Operations for the years ended December 31, 2018 and 2017

Statutory Statements of Capital Stock and Surplus for the years ended December 31, 2018 and 2017

Statutory Statements of Cash Flows for the years ended December 31, 2018 and 2017

Notes to Statutory Financial Statements

Independent Auditor’s Report on Supplementary Information

Supplemental Selected Financial Data

Supplemental Summary Investment Schedule

Supplemental Investment Risks Interrogatories

Independent Auditor’s Report

Statutory Statements of Admitted Assets, Liabilities, Capital Stock and Surplus as of December 31, 2017 and 2016

Statutory Statements of Operations for the years ended December 31, 2017 and 2016

Statutory Statements of Capital Stock and Surplus for the years ended December 31, 2017 and 2016

Statutory Statements of Cash Flows for the years ended December 31, 2016 and 2017

Notes to Statutory Financial Statements

Independent Auditor’s Report on Supplementary Information

Supplemental Selected Financial Data

Supplemental Summary Investment Schedule

Supplemental Investment Risks Interrogatories

(b) Exhibits

Exhibit No.

1.1	Resolutions of the Board of Directors of Federal Life Insurance Company authorizing establishment of the Federal Life Variable Annuity Account — A(1);

3.1	Amended and Restated Underwriting and Servicing Agreement between Federal Life Insurance Company, Federal Life Variable Annuity Account — A and FED Mutual Financial Services, Inc. dated [●];

4.1	Form of Individual Variable Deferred Annuity Contract (Adviser Managed Assets Channel);

4.2	Form of Individual Variable Deferred Annuity Contract (Insurance Agent Channel);

4.3	Form of Waiver of Surrender Rider;

5.1	Form of Application for Individual Variable Deferred Annuity Contract;

6.1	Articles of Incorporation of Federal Life Insurance Company;

6.2	By-Laws of Federal Life Insurance Company;

9.1	Opinion and Consent of Counsel, filed herewith;

10.1	Consent of Independent Registered Public Accounting Firm regarding statements of Federal Life Variable Annuity Account — A and Federal Life Insurance Company, filed herewith;

13.1	Directors Powers of Attorney

Item 25.	Directors and Officers of the Depositor

The principal business address of each director and officer listed below is 3750 West Deerfield Road, Riverwoods, Illinois 60015.

Name	Positions and Offices
Joseph D. Austin	Director and Executive Chairman
William S. Austin	Director, President and Chief Executive Officer
Michael Austin	Director, Executive Vice President and Chief Marketing Officer
Wayne R. Ebersberger	Director
William H. Springer	Director
James H. Stacke	Director
Matthew T. Popoli	Director
Craig A. Huff	Director
Judy A. Manning	Secretary
Paul R. Murphy	Actuary
Anders Raaum	Chief Financial Officer
Thomas W. Austin	Director of Corporate Relations and Assistant Secretary
Dorothy M. Latuszek	Director of Underwriting
Joseph M. Milani	Director of Data Center
Neil P. Riordan	Field Vice President
Kenneth T. Wallach	Administrative Officer
Kevin A. Lind	Assistant Vice President — Information Systems
Steven A. Mink	Assistant Actuary

Item 26.	Persons Controlled by or Under Common Control with the Depositor or Registrant

The assets of the Registrant, under state law, are assets of Federal Life. Set forth below is a description of Federal Life and the entities controlled by Federal Life:

Name	State of Organization	Percentage of Voting Securities Owned or Other Basis of Control	Principal Business
Federal Life Group, Inc.	Pennsylvania		Investing in stock of various other organizations.
Federal Life Holding Company	Illinois	100% owned by Federal Life Group	Investing in stock of various other organizations.
FEDHO Holding Company	Delaware	100% owned by Federal Life Holding Company	Investing in stock of various other organizations.
Federal Life Insurance Company	Illinois	100% owned by FEDHO Holding Company	Life, accident and health insurance, and annuities.
Federal Life Variable Annuity Account — A*	Illinois	100% owned by Federal Life	Separate account for individual variable deferred annuity contracts.

FLC Investment Management Company, LLC**	Illinois	100% owned by Federal Life	Previously acted as an investment adviser, and is currently not conducting business.
Americana Realty Company**	Delaware	100% owned by Federal Life	Holds title to land, leases mineral rights and sells improved real estate.
FED Mutual Financial Services, Inc.**	Delaware	100% owned by Federal Life	Acts as broker/dealer for variable annuities.

*	Files separate financial statements.
**	Included in Federal Life’s filed financial statements in the statement value of the common stock. There is no requirement that the subsidiaries be filed separately.

Item 27.	Number of Contract Owners

As of December 31, 2018, there were 143 separate account contract owners.

Item 28.	Indemnification

Federal Life’s By-Laws provide that Federal Life will indemnify any person who was or is party to or threatened to be made party to any threatened or pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in right of Federal Life) by reason of the fact that he or she is or was a director, officer, employee, fiduciary of a company employee benefit plan, or member of a committee of Federal Life, or is or was serving on behalf of Federal Life as a director, officer, employee or trustee of another corporation, partnership, joint venture, trust or other enterprise. Federal Life will indemnify such a person against judgments, fines, amounts paid in settlement and expenses, including counsel fees, actually and reasonably incurred by or imposed upon him or her if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of Federal Life, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of Federal Life, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Every such person who has been wholly successful, on the merits or otherwise, with respect to any action, suit or proceeding or claim, or threat thereof, of the character described above will be entitled to indemnification. Otherwise, payment, reimbursement or indemnification will be made by Federal Life to any person, if either, (i) in the case of a person who is not a director and the Board of Directors finds that the person has met the above stated standards of conduct, or (ii) in the case of a director or an officer who is also a director, independent legal counsel delivers to Federal Life written advice that, in the opinion of such counsel, the director or officer has met the above standards of conduct.

Expenses incurred by any person with respect to any action, suit or proceeding or claim, or threat thereof, of the character described above may be advanced by Federal Life prior to the final disposition of such action, suit, proceeding or claim upon receipt of an undertaking by such person to repay such amount if it is ultimately determined that he or she is not entitled to indemnification by law or under the provisions of such section.

The foregoing rights of indemnification shall be in addition to any rights to which any director, officer or employee of Federal Life, former, present or future, may otherwise be entitled to as a matter of law.

Federal Life has the power to purchase and maintain liability insurance on behalf of any person who is serving in any capacity mentioned above, whether or not Federal Life would have the power to indemnify such person as provided above.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriter

FED Mutual Financial Services, Inc., a wholly-owned subsidiary of Federal Life, acts as principal underwriter for the separate account and the contracts. The individuals listed below are the officers and directors of the principal underwriter. The business address for each is 3750 West Deerfield Road, Riverwoods, Illinois 60015.

Name	Positions and Offices
Anders Raaum	Director, President and CEO, Principal Financial Officer, and Principal Operations Officer
Michael Austin	Vice President and Director
William S. Austin	Chairman of the Board of Directors
Judy A. Manning	Secretary
Kenneth T. Wallach	Chief Compliance Officer

Item 30.	Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through Federal Life Insurance Company, 3750 West Deerfield Road, Riverwoods, Illinois 60015.

Item 31.	Management Services

Contracts under which management-related services are provided to the Registrant are set forth in our Statement of Additional Information under the caption “Service Arrangements and Distribution.”

Item 32.	Undertakings and Representations

(a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Federal Life Insurance Company hereby represents that the fees and charges deducted under the contracts described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Federal Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Registration Statement and has caused this Registration Statement to be signed on its behalf, in the Village of Riverwoods, and State of Illinois, on this 15 day of May, 2019.

FEDERAL LIFE VARIABLE ANNUITY ACCOUNT-A

FEDERAL LIFE INSURANCE COMPANY

(DEPOSITOR)

By:	/s/ WILLIAM S. AUSTIN
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William S. Austin and Anders Raaum, each of them with power to act without the other, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including, without limitation, post-effective amendments) to this registration statement, and to file the same, or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Joseph D. Austin	Director and Executive Chairman

/s/ WILLIAM S. AUSTIN William S. Austin	Director, President and Chief Executive Officer (Principal Executive Officer)

* Anders Raaum	Chief Financial Officer (Principal Financial Officer)

* Michael Austin	Director, Executive Vice President and Chief Marketing Officer

* James H. Stacke	Director

* William H. Springer	Director

* Wayne R. Ebersberger	Director

* Matthew T. Popoli	Director

* Craig A. Huff	Director

*By: /s/ WILLIAM S. AUSTIN
William S. Austin
Attorney-in-fact pursuant to Powers of Attorney filed herewith